     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 19, 1998
                                           REGISTRATION STATEMENT NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------
                          NEBRASKA BOOK COMPANY, INC.
             (Exact name of Registrant as specified in its charter)

            KANSAS                           5192                         47-0549819
(State or other jurisdiction of  (Primary Standard Industrial          (I.R.S. Employer
incorporation or organization)    Classification Code Number)         Identification No.)

                             4700 SOUTH 19TH STREET
                             LINCOLN, NE 68501-0529
                                 (402) 421-7300
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

                                MARK W. OPPEGARD
                             4700 SOUTH 19TH STREET
                             LINCOLN, NE 68501-0529
                                 (402) 421-7300
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                             ---------------------
                                   Copies to:

                           MITCHELL S. FISHMAN, ESQ.
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                         NEW YORK, NEW YORK 10019-6064
                                 (212) 373-3000
                             ---------------------
   APPROXIMATE DATE OF PROPOSED COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
     If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                      PROPOSED MAXIMUM       PROPOSED MAXIMUM
   TITLE OF EACH CLASS OF           AMOUNT TO          OFFERING PRICE           AGGREGATE             AMOUNT OF
 SECURITIES TO BE REGISTERED      BE REGISTERED           PER NOTE            OFFERING PRICE      REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
8 3/4% Senior Subordinated
  Notes due 2008.............     $110,000,000              100%               $110,000,000          $32,450(1)
====================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(1) under the Securities Act of 1933, as amended.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
================================================================================

THE INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PRELIMINARY PROSPECTUS               SUBJECT TO COMPLETION, DATED MARCH 19, 1998
                          NEBRASKA BOOK COMPANY, INC.

                                                               [LOGO]
OFFER TO EXCHANGE ITS 8 3/4% SENIOR SUBORDINATED NOTES DUE 2008 WHICH HAVE BEEN
                              REGISTERED UNDER THE
 SECURITIES ACT OF 1933, AS AMENDED, FOR ANY AND ALL OUTSTANDING 8 3/4% SENIOR
                          SUBORDINATED NOTES DUE 2008.

    THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK
CITY TIME, ON                 , 1998, UNLESS EXTENDED.

    Nebraska Book Company, Inc., a Kansas corporation (the "Company"), hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal" and, together with this Prospectus, the "Exchange Offer"), to exchange its 8 3/4% Senior Subordinated Notes due 2008 (the "Exchange Notes") which have been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a Registration Statement (as defined) of which this Prospectus constitutes a part, for any and all outstanding 8 3/4% Senior Subordinated Notes due 2008 (the "Initial Notes," and, together with the Exchange Notes, the "Notes"), of which $110,000,000 principal amount is outstanding. The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange. However, the Exchange Offer is subject to the absence of certain conditions which may be waived by the Company. See "The Exchange Offer -- Certain Conditions to the Exchange Offer." Subject to the absence or waiver of such conditions, the Company will accept for exchange any and all Initial Notes validly tendered on
or prior to 5:00 p.m., New York City time, on                 , 1998, unless the
Exchange Offer is extended (the "Expiration Date"). Initial Notes may be tendered only in integral multiples of $1,000. The date of acceptance and exchange of the Initial Notes (the "Exchange Date") will be the fourth business day following the Expiration Date, unless an earlier date is selected by the Company. Initial Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date; otherwise such tenders are irrevocable. The Exchange Notes will be issued and delivered promptly after the Exchange Date.

    The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes, except that the Exchange Notes have been registered under the Securities Act and are generally freely transferable by holders thereof and are issued without any covenant upon the Company regarding registration under the Securities Act. See "The Exchange Offer -- Resale of Exchange Notes." The Exchange Notes will evidence the same debt as the Initial Notes and will be issued under and be entitled to the benefits of the Indenture (as defined). For a complete description of the terms of the Exchange Notes, see "Description of Notes." There will be no cash proceeds to the Company from this Exchange Offer.

    The Exchange Notes are unsecured and subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company, including indebtedness under the Credit Facilities (as defined). The Exchange Notes will rank pari passu with any future Senior Subordinated Indebtedness (as defined) of the Company, and will rank senior in right of payment to all subordinated indebtedness of the Company. The Company's obligations under the Credit Facilities are secured by a first priority lien on substantially all of the Company's tangible and intangible assets. The Indenture permits the Company and any Subsidiary (as defined) to incur additional debt, including secured debt, subject to certain limitations. See "Description of Notes." As of December 31, 1997, on a pro forma basis, the aggregate amount of the Company's outstanding Senior Indebtedness would have been $170.6 million (exclusive of unused commitments), the Company had no Senior Subordinated Indebtedness outstanding other than the Notes and no indebtedness that was subordinate or junior in right of repayment to the indebtedness represented by the Notes. Upon the occurrence of a Change of Control (as defined), each holder will have the right to require the Company to make an offer to repurchase all of the outstanding Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. There can be no assurance, however, that in the event of a Change in Control, the Company will have, or will have access to, sufficient funds to repurchase the Notes.

    The Initial Notes were originally issued and sold on February 13, 1998, in a transaction not registered under the Securities Act, in reliance upon the exemption provided in Section 4(2) of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold, or otherwise pledged, hypothecated or transferred in the United States unless so registered or unless an applicable exemption from the registration requirements of the Securities Act is available. Based upon interpretations by the staff of the Securities and Exchange Commission (the "SEC") issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes.

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. See "The Exchange Offer -- Resale of Exchange Notes." The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this Prospectus available to any broker-dealer for use in connection with any such resale. See "Plan of Distribution."

    The Exchange Notes will constitute a new issue of securities with no established trading market. The Company does not intend to list any Notes on a national securities exchange or to apply for quotation of any Notes through the National Association of Securities Dealers Automated Quotation System. Any Initial Notes not tendered and accepted in the Exchange Offer will remain outstanding. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, a holder's ability to sell untendered and tendered but unaccepted Initial Notes could be adversely affected. Following consummation of the Exchange Offer, the holders of Initial Notes will continue to be subject to the existing restrictions on transfers thereof, and the Company will have no further obligation to such holders to provide for the registration under the Securities Act of the Initial Notes held by them. No assurance can be given as to the liquidity of the trading market for either the Initial Notes or the Exchange Notes.

SEE "RISK FACTORS" ON THE BEGINNING ON PAGE 13 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE EXCHANGE NOTES.
                             ---------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus is                  , 1998.

                           FORWARD LOOKING STATEMENTS

     THIS PROSPECTUS CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF THE COMPANY, INCLUDING STATEMENTS UNDER THE CAPTIONS "USE OF PROCEEDS," "CAPITALIZATION," "SUMMARY," "UNAUDITED PRO FORMA FINANCIAL INFORMATION," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS." ALL OF THESE FORWARD LOOKING STATEMENTS ARE BASED ON ESTIMATES AND ASSUMPTIONS MADE BY MANAGEMENT OF THE COMPANY WHICH, ALTHOUGH BELIEVED TO BE REASONABLE, ARE INHERENTLY UNCERTAIN. THEREFORE, UNDUE RELIANCE SHOULD NOT BE PLACED UPON SUCH ESTIMATES AND STATEMENTS. NO ASSURANCE CAN BE GIVEN THAT ANY OF SUCH ESTIMATES WILL BE REALIZED AND IT IS LIKELY THAT ACTUAL RESULTS WILL DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS. FACTORS THAT MAY CAUSE SUCH DIFFERENCES INCLUDE: (1) INCREASED COMPETITION; (2) ABILITY TO INTEGRATE RECENT ACQUISITIONS; (3) LOSS OR RETIREMENT OF KEY MEMBERS OF MANAGEMENT; (4) INCREASES IN THE COMPANY'S COST OF BORROWING OR INABILITY OR UNAVAILABILITY OF ADDITIONAL DEBT OR EQUITY CAPITAL; (5) INABILITY TO PURCHASE A SUFFICIENT SUPPLY OF USED TEXTBOOKS; (6) CHANGES IN PRICING OF NEW AND/OR USED TEXTBOOKS; AND (7) CHANGES IN GENERAL ECONOMIC CONDITIONS AND/OR IN THE MARKETS IN WHICH THE COMPANY COMPETES OR MAY, FROM TIME TO TIME, COMPETE. MANY OF SUCH FACTORS ARE BEYOND THE CONTROL OF THE COMPANY AND ITS MANAGEMENT. FOR FURTHER INFORMATION OR OTHER FACTORS WHICH COULD AFFECT THE FINANCIAL RESULTS OF THE COMPANY AND SUCH FORWARD LOOKING STATEMENTS, SEE "RISK FACTORS."

                                TRADEMARK NOTICE

     THE NAMES, LOGOS AND INSIGNIAS OF THE COLLEGES AND UNIVERSITIES PRINTED HEREIN ARE TRADEMARKS AND SERVICE MARKS OF SUCH INSTITUTIONS, AND SUCH INSTITUTIONS HAVE NOT SPONSORED, ENDORSED OR PASSED ON THE MERITS OF THIS OFFERING OR THE SECURITIES OFFERED HEREBY. NO AFFILIATION, CONNECTION OR ASSOCIATION BETWEEN SUCH INSTITUTIONS AND THE COMPANY OR THE SECURITIES OFFERED HEREBY IS INTENDED OR SHOULD BE INFERRED.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus. All references in this Prospectus to "Holdings" mean NBC Acquisition Corp. or NBC Acquisition Corp. together with its subsidiaries, as applicable, and references to the "Company" mean Nebraska Book Company, Inc. Unless otherwise indicated, references to the business of the Company include (i) the business of Collegiate Stores Corporation ("CSC"), a centralized buying service for college bookstores acquired in January 1998, and (ii) the operations of Specialty Books, Inc. ("Specialty Books"), a provider of distance education materials acquired in May 1997, and South Carolina Bookstore, Inc. ("SCB"), a company owning and operating four bookstores in the southeastern United States acquired in November 1997 (the acquisitions of Specialty Books and SCB are collectively referred to as the "Acquisitions"). Unless otherwise noted, all market data presented in this Prospectus is based on the Company's research and estimates and all financial information presented for wholesale, college bookstores and services operations includes intercompany sales. References herein to "fiscal year" or "fiscal" refer to the Company's financial reporting years ending on March 31 in each calendar year.

                                  THE COMPANY

     The Company is one of the largest wholesale distributors of used college textbooks in North America, offering approximately 90,000 textbook titles and selling more than 7.1 million books annually at approximately 2,000 college campuses. In addition, the Company owns or manages 54 bookstores on or adjacent to college campuses through which it sells a variety of new and used textbooks and general merchandise. The Company also distributes new textbooks to college bookstores and is a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, the Company provides the college bookstore industry with a variety of services including in-store promotions, buying programs, marketing services and proprietary information systems. With origins dating to 1915, the Company has built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. On a pro forma basis, for the twelve months ended December 31, 1997, the Company's revenues and EBITDA (as defined) would have been $209.2 million and $28.2 million, respectively.

     According to the National Association of College Stores, in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other educational materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. The National Center for Education Statistics estimates the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     Sales of textbooks to college stores have grown at a compound annual rate of 5.4% from $2.3 billion in sales in 1990 to $3.0 billion in 1995, as estimated by Cowles/Simba Information Inc., a market research firm. Over the same period, Cowles/Simba Information Inc. estimated that sales of used textbooks have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The Company considers itself well positioned to capitalize on these opportunities because of its leading market position, its strong customer relationships, its broad product and service offerings and its superior order fulfillment capabilities. These factors have also contributed to the strong, stable growth of the Company. The following chart illustrates the Company's consistent revenue growth over the last 20 fiscal years, even during economic downturns, resulting in a compound annual growth rate of over 10%.

                           [FISCAL YEARS SALES GRAPH]

     WHOLESALE. The Company is one of the largest wholesale distributors of used college textbooks in North America. Its wholesale operations consist primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each school semester and then reselling them to college bookstores. The Company purchases used textbooks from and resells them to college bookstores at many of the nation's largest college campuses, including: University of Texas, University of Southern California, Indiana University, University of Florida, University of Arizona, Brigham Young University, University of Washington and University of Minnesota. Historically, because the demand for used textbooks has consistently outpaced supply, the Company's wholesale sales have been determined primarily by the amount of used textbooks that it could purchase. The Company's strong relationships with the management of approximately 2,000 independently-owned college bookstores have provided important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. The Company provides a proprietary Buyer's Guide to its customers, which lists over 36,000 textbook titles with such details as author, new copy retail price and the Company's repurchase price. With the January 1998 acquisition of CSC, the Company intends to significantly expand its wholesale distribution of new textbooks.

     COLLEGE BOOKSTORES. College bookstores are the primary outlets for sales of new and used textbooks to students. The Company operates 54 college bookstores on or adjacent to college campuses of which eight are managed by the Company at institution-owned stores (i.e., contract-managed). Its college bookstores are located at some of the nation's largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Cornell University, Baylor University, Oklahoma State University, University of Tennessee and Ohio University. In addition to generating profits, the Company's college bookstore operations provide an exclusive source of used textbooks for sale across the Company's wholesale distribution network. The Company generally focuses its college bookstore operations at colleges where the Company otherwise would not have a significant representation.

     SERVICES. In the last year, the Company has completed two acquisitions representing new initiatives for it in the college bookstore industry. In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. Through the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually. CSC also provides the Company with increased contact with bookstores from which the Company will seek to source additional used textbooks. With its acquisition of Specialty Books in May 1997, the Company entered the distance education market, which consists of providing education materials to students in nontraditional college and other courses (such as correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet). Other services offered to college bookstores include the sale of computer hardware and software, such as the Company's turnkey bookstore management software, and related maintenance contracts. These services generate revenue and assist the Company in enhancing and developing customer relationships.

BUSINESS STRATEGY

     The Company's objective is to strengthen its position as a leading provider of products and services to the college bookstore market, thereby increasing revenue and cash flow. In order to accomplish its goal, the Company intends to pursue the following strategies:

     ENHANCE GROWTH IN WHOLESALE OPERATIONS. The Company expects the stable growth of its wholesale operations to continue, primarily as a result of an expected increase in college enrollments and increased utilization of used textbooks, as well as the expansion of its own college bookstore network. The Company's enhanced presence as a distributor of new textbooks (resulting from its CSC acquisition) is also expected to positively impact the Company's wholesale operations.

     CAPITALIZE ON COLLEGE BOOKSTORE OPPORTUNITIES. The Company intends to expand sales for its college bookstore operations by acquiring and opening bookstores at selected college campuses, increasing its contract-managed store base and offering additional specialty products and services at its existing bookstores. The Company also believes there are significant opportunities to improve cash flow at its college bookstores by reducing certain selling, general and administrative expenses and by realizing economies of scale through increased purchasing power for textbooks and general merchandise as a result of its affiliation with CSC.

     PURSUE ADDITIONAL GROWTH OPPORTUNITIES. The Company intends to aggressively pursue selected growth opportunities in several related markets, including:

          - Complementary Services. The Company believes that its acquisition of CSC will greatly enhance the Company's sales and marketing capabilities, bolstering growth and positioning the Company as a dominant full-service provider within the college bookstore industry, by increasing its sources of used textbooks and providing access to CSC's marketing programs and capabilities.

          - Distance Education. The distance education market is growing due to the increased popularity of correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet. Through its acquisition of Specialty Books, the Company believes that it is well positioned to take advantage of this growth trend.

MANAGEMENT AND OWNERSHIP

     The Company's seven senior managers, led by Mark W. Oppegard, President, have an average of over 28 years of diverse experience in the college bookstore industry (of which an average of 22 years has been with the Company), as well as experience in managing within the constraints of a leveraged capital structure. Their experience within the college bookstore industry equips them with superior knowledge of the Company's business, thereby enabling them to effectively manage the business and to position the Company to capitalize on opportunities within the industry. These senior executive officers reinvested an aggregate of approximately $4.3 million in Holdings as part of the Recapitalization (as defined), which gave them ownership of approximately 8.6% of the common stock of Holdings ("Holdings Common Stock").

     Haas Wheat & Partners Incorporated ("Haas Wheat") and its predecessors and affiliates have been engaged in the merchant banking and buyout business for 14 years, and have completed over $7 billion of transactions. Robert B. Haas and Douglas D. Wheat are the managing officers of Haas Wheat, which is based in Dallas, Texas. Haas Wheat manages an investment partnership, HWH Capital Partners, L.P. ("HWH"), which is comprised of limited partners who are experienced investors in the buyout industry.

                              THE RECAPITALIZATION

     Effective September 1, 1995, the Company was acquired in a leveraged buyout by Holdings, a corporation owned by investment partnerships affiliated with Olympus Advisory Partners, Inc. ("Olympus") and certain other investors (the "1995 Transaction"). The 1995 Transaction was accounted for as a purchase business combination.

     Pursuant to a Merger Agreement (the "Merger Agreement") dated January 6, 1998 among Holdings, certain shareholders of Holdings, including members of senior management, and NBC Merger Corp., a newly created, indirect wholly-owned subsidiary of HWH ("Mergerco"), Mergerco merged with and into Holdings (the "Merger") with Holdings as the surviving corporation. The Merger Agreement contains customary representations, warranties, covenants and closing conditions. As a result of the Merger, which occurred on February 13, 1998, certain stockholders of Holdings received a total of approximately $165.1 million. In addition, upon the consummation of the Merger, the Company repaid approximately $82.1 million of outstanding indebtedness and merged with Nebraska Merger Corp., a newly-created subsidiary of Mergerco, with the Company as the surviving company of such merger.

     Concurrently with the consummation of the Recapitalization, the Company entered into a senior secured credit agreement (the "Credit Agreement") with The Chase Manhattan Bank ("Chase"), as administrative agent, and other lenders providing for the following facilities (the "Credit Facilities"): (i) a $50.0 million revolving credit facility maturing on March 31, 2004 which was undrawn at closing (the "Revolving Credit Facility"); (ii) a $27.5 million tranche A term loan, maturing on March 31, 2004 (the "Tranche A Term Loan"); and (iii) a $32.5 million tranche B term loan, maturing on March 31, 2006 (the "Tranche B Term Loan" and, together with the Tranche A Term Loan, the "Term Loans"). In addition, Holdings raised a total of $91.6 million, which it contributed to the Company as equity (the "Equity Contribution"), through: (i) the sale of approximately $45.7 million of Holdings Common Stock to HWH; (ii) the reinvestment of approximately $4.3 million in Holdings Common Stock by the Company's senior management; and (iii) the net proceeds of approximately $41.6 million from the issuance of Holdings' $76.0 million aggregate principal amount at maturity of its 10 3/4% Senior Discount Debentures due 2009 (the "Holdings Senior Discount Debentures").

     The Merger, the acquisition of CSC, the repayment of substantially all of the Company's outstanding indebtedness, the Equity Contribution, the consummation of the Offering, the Company's borrowings under the Credit Facilities and the application of all proceeds thereof are collectively referred to as the "Recapitalization."

     The following table sets forth the sources and uses of funds in connection with the Recapitalization, as if the closing of the Recapitalization had occurred on December 31, 1997:

                                                              (DOLLARS IN THOUSANDS)
                                                              ----------------------
Sources:
Credit Facilities:
  Revolving Credit Facility(1)..............................         $     --
  Tranche A Term Loans......................................           27,500
  Tranche B Term Loans......................................           32,500
Senior Subordinated Notes due 2008..........................          110,000
Equity Contribution(2)......................................           91,623
                                                                     --------
          Total sources of funds............................         $261,623
                                                                     ========
Uses:
Purchase of common stock(3).................................         $138,926
Repayment of existing indebtedness(4).......................          106,074
Payment of fees and expenses................................           12,113
Excess cash.................................................            4,510
                                                                     --------
          Total uses of funds...............................         $261,623
                                                                     ========

---------------

(1) Total borrowings of up to $50.0 million under the Revolving Credit Facility are available, subject to borrowing base limitations, for working capital and general corporate purposes. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company believes that it would have had the ability to borrow the full amount under the Revolving Credit Facility. See "Description of Senior Indebtedness."

(2) As part of the Recapitalization, Holdings issued (the "Discount Debentures Offering") the Holdings Senior Discount Debentures for gross proceeds of approximately $45.0 million (net proceeds of $41.6 million). Further, HWH invested approximately $45.7 million and senior management of the Company reinvested approximately $4.3 million in Holdings. The proceeds of the Discount Debentures Offering and the sale of Holdings Common Stock were contributed to the Company by Holdings as equity.

(3) The actual payment to stockholders was $165.1 million, which reflected the actual amount of debt as of the closing date. The amount of debt is impacted by various factors including seasonality of the Company's operations. Immediately prior to the closing of the Recapitalization, there were no amounts outstanding under the Company's revolving credit facility.

(4) Includes $2.3 million of discount on the Company's existing subordinated notes. See "Capitalization."

                               THE EXCHANGE OFFER

The Exchange Offer.........  The Company is offering to exchange pursuant to the
                             Exchange Offer up to $110,000,000 aggregate principal amount of the Exchange Notes for any and all of its outstanding Initial Notes. The terms of the Exchange Notes are identical in all material respects (including principal amount, interest rate and maturity) to the terms of the Initial Notes for which they may be exchanged pursuant to the Exchange Offer, except that the Exchange Notes have been registered under the Securities Act and are freely transferrable by holders thereof (other than as provided herein), and are not subject to any covenant regarding registration under the Securities Act. See "The Exchange Offer."

Expiration Date; Withdrawal
of Tender..................  The Exchange Offer will expire at 5:00 p.m., New
                             York City time, on           , 1998, unless the
                             Exchange Offer is extended by the Company, in which case the term "Expiration Date" means the latest date and time to which the Exchange Offer is extended. See "The Exchange Offer -- Expiration Date; Extension; Termination; Amendment." Tenders may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date. See "The Exchange Offer -- Withdrawal Rights."

Interest Payments..........  Interest on the Exchange Notes shall accrue from the last interest payment date (February 15 or August 15, each an "Interest Payment Date") on which interest was paid on the Initial Notes so surrendered or, if no interest has been paid on such Initial Notes, from February 13, 1998.

No Minimum Condition.......  The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

Exchange Date..............  The date of acceptance and exchange (the "Exchange
                             Date") of the Initial Notes will be the fourth business day following the Expiration Date, unless an earlier date is selected by the Company and the Company notifies the Exchange Agent (as defined) of such earlier date.

Conditions to the Exchange
  Offer....................  The Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Initial Notes and may terminate or amend the Exchange Offer, if any of certain customary conditions exist, the occurrence of which may be waived by the Company. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary. See "The Exchange Offer -- Certain Conditions to the Exchange Offer."

Procedures for Tendering
Initial Notes..............  Each holder of Initial Notes wishing to tender such notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or otherwise deliver such Letter of Transmittal, or such facsimile, together with the Initial Notes and any other required documentation to the Exchange Agent at the address set forth in the Letter of Transmittal. See "The Exchange Offer -- Procedures for Tendering Initial Notes" and "Plan of Distribution."

Use of Proceeds............  There will be no proceeds to the Company from the exchange of Notes pursuant to the Exchange Offer. For a discussion of the use of the net proceeds received by the Company from the issuance of the Initial Notes see "Use of Proceeds."

Federal Income Tax
  Consequences.............  In the opinion of Paul, Weiss, Rifkind, Wharton &
                             Garrison, counsel to the Company, the exchange pursuant to the Exchange Offer will not be a taxable event for federal income tax purposes, and the holder will not recognize any taxable gain or loss as a result of the exchange. See "Certain Federal Income Tax Considerations."

Special Procedures for
  Beneficial Owners........  Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time. See "The Exchange
                             Offer -- Procedures for Tendering Initial Notes."

Guaranteed Delivery
  Procedures...............  Holders of Initial Notes who wish to tender their
                             Initial Notes and whose Initial Notes are not immediately available or who cannot deliver their Initial Notes, the Letter of Transmittal or any other documents required by the Letter of Transmittal to the Exchange Agent prior to the Expiration Date must tender their Initial Notes according to the guaranteed delivery procedures set forth in "The Exchange Offer -- Procedures for Tendering Initial Notes."

Acceptance of Initial Notes
  and Delivery of Exchange
  Notes....................  On the Exchange Date, the Company will accept for exchange any and all Initial Notes which are properly tendered in the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Notes issued pursuant to the Exchange Offer will be delivered promptly following the Exchange Date. See "The Exchange
                             Offer -- Acceptance of Initial Notes for Exchange; Delivery of Exchange Notes."

Consequences of Failure to
  Exchange.................  Holders of the Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture dated as of February 13, 1998 between the Company and United States Trust Company of New York relating to the Initial Notes and the Exchange Notes (the "Indenture"), except for any such rights under the Registration Rights Agreement (as defined) that by their terms terminate or cease to have further effectiveness as a result of the making of, and the acceptance for exchange of all validly tendered Initial Notes pursuant to, the Exchange Offer.

                             Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the offer or sale of the Initial Notes pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered or tendered but unaccepted Initial Notes could be adversely affected. See "The Exchange Offer -- Consequences of Failure to Exchange."

Registration Rights........  The Company entered into an Exchange and
                             Registration Rights Agreement dated as of February 13, 1998 (the "Registration Rights Agreement") with Chase Securities, Inc. (the "Initial Purchaser"), for the benefit of all holders of Initial Notes, in which it agreed to make the Exchange Offer. The Registration Rights Agreement provides that if the Company fails to consummate the Exchange Offer on or prior to August 12, 1998, the Company will file a shelf registration statement (the "Shelf Registration Statement") to cover resales of Notes by holders who provide certain information required for inclusion in the Shelf Registration Statement, and who agree to be bound by the terms of the Registration Rights Agreement. Upon a Registration Default (as defined), the Company will be required to pay certain Liquidated Damages (as defined) to the affected holders of Notes. See "Exchange Offer; Registration Rights."

Exchange Agent.............  United States Trust Company of New York is serving as exchange agent (the "Exchange Agent") in connection with the Exchange Offer. See "The Exchange Offer -- Exchange Agent."

Resale of Exchange Notes...  Based upon interpretations by the staff of the SEC issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by holders thereof (other than any holder which is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities
                             Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with the resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "The Exchange Offer -- Resale of Exchange Notes."

                               THE EXCHANGE NOTES

Issuer.....................  Nebraska Book Company, Inc.

Securities Offered.........  $110,000,000 aggregate principal amount of 8 3/4%
                             Senior Subordinated Notes due 2008.

Maturity Date..............  February 15, 2008.

Interest Payment Dates.....  February 15 and August 15, commencing August 15,
                             1998.

Sinking Fund...............  None.

Optional Redemption........  Except as described below, the Company may not redeem the Exchange Notes prior to February 15, 2003. On or after such date, the Company may redeem the Exchange Notes, in whole or in part, at the redemption prices set forth herein together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the original principal amount of the Exchange Notes with the net proceeds of one or more Equity Offerings (as defined), received by, or invested in, the Company so long as there is a Public Market (as defined) at the time of such redemption, at a redemption price equal to 108.75% of the principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least 65% of the original principal amount of the Exchange Notes remains outstanding immediately after each such redemption. See "Description of Notes -- Optional Redemption."

Change of Control..........  Upon a Change of Control, each holder will have the right to require the Company to make an offer to repurchase the Exchange Notes at a price equal to 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of repurchase. See "Description of Notes -- Change of Control."

Ranking....................  The Exchange Notes will be unsecured and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all obligations of any future subsidiaries of the Company. On the Issue Date, the Company will not have any subsidiaries; however, the Indenture will not restrict the ability of the Company to create, acquire or capitalize subsidiaries in the future. The Exchange Notes will rank pari passu with any future Senior Subordinated Indebtedness of the Company and will rank senior to all subordinated indebtedness of the Company. As of December 31, 1997, on an adjusted pro forma basis, after giving effect to the Recapitalization and assuming the exchange of all outstanding Initial Notes for Exchange Notes offered hereby, (i) the aggregate amount of the outstanding Senior Indebtedness of the Company would have been approximately $60.6 million, and (ii) the Company would have had no Senior Subordinated Indebtedness outstanding, other than the Exchange Notes, and no Indebtedness that is subordinate or junior in right of repayment to the Indebtedness represented by the Exchange Notes. See "Description of
                             Notes -- Ranking and Subordination."

Future Guarantees..........  The Indenture provides that any subsidiary of the
                             Company created or acquired subsequent to the Issue Date will guarantee the Notes on an unsecured, senior subordinated basis. See "Description of Notes -- Certain Covenants -- Future Subsidiary Guarantors."

Restrictive Covenants......  The Indenture limits: (i) the incurrence of additional indebtedness by the Company, (ii) the layering of indebtedness, (iii) the payment of dividends on, and redemption of, capital stock of the Company and the redemption of certain subordinated obligations of the Company, (iv) investments, (v) sales of assets and subsidiary stock, (vi) certain transactions with affiliates,
                             (vii) the creation and existence of liens, (viii) the types of businesses that the Company may operate, (ix) sale/leaseback transactions, (x) restrictions on distributions from Restricted Subsidiaries, (xi) the sale of capital stock of Restricted Subsidiaries and (xii) consolidations, mergers and transfers of all or substantially all of the Company's assets. However, all of these limitations and prohibitions are subject to a number of important qualifications and exceptions. See "Description of Notes -- Certain Covenants."

Absence of Public Market...  There is no public market for the Exchange Notes, and the Exchange Notes will not be listed on any securities exchange. The Company has been advised by Chase Securities Inc.(the "Initial Purchaser") that, following consummation of the Exchange Offer, the Initial Purchaser intends to make a market in the Exchange Notes; however, any market making may be discontinued at any time without notice. If an active public market does not develop, the market price and liquidity of the Exchange Notes may be adversely affected. See "Risk Factors."

     For definitions of certain capitalized terms used herein, see "Description of Notes."

                                  RISK FACTORS

     Prospective investors should carefully consider all of the information set forth in this Prospectus and, in particular, should evaluate the specific factors under "Risk Factors" for risks involved with an investment in the Exchange Notes.

                        SUMMARY PRO FORMA FINANCIAL DATA

     The following table sets forth certain unaudited summary pro forma statement of operations data of the Company for the fiscal year ended March 31, 1997, for the last twelve months ended December 31, 1997 and for the nine months ended December 31, 1996 and 1997, and certain unaudited historical and pro forma balance sheet data at December 31, 1997. The pro forma statement of operations data for the fiscal year ended March 31, 1997, for the last twelve months ended December 31, 1997 and for the nine months ended December 31, 1996 and 1997 give effect to the Acquisitions and the Recapitalization as if they had occurred at April 1, 1996. The pro forma unaudited balance sheet data at December 31, 1997 give effect to the Recapitalization as if it had occurred on December 31, 1997. The data presented below should be read in conjunction with "Unaudited Pro Forma Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements of the Company and the notes thereto included herein.

                                                                                                      LAST
                                                         NINE MONTHS ENDED            FISCAL      TWELVE MONTHS
                                                    ----------------------------    YEAR ENDED        ENDED
                                                    DECEMBER 31,    DECEMBER 31,    MARCH 31,     DECEMBER 31,
                                                        1996            1997           1997           1997
                                                    ------------    ------------    ----------    -------------
                                                                      (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues..........................................   $  151,025      $  161,471      $198,729       $209,175
Gross profit......................................       50,702          57,581        69,165         76,044
Selling, general, and administrative
  expenses(1).....................................       33,191          37,094        45,183         49,086
Income from operations............................       11,724          14,138        16,128         18,542
Other income(2)...................................          609             670           765            826
Net income(1).....................................          116           1,465           626          1,975
OTHER DATA:
Gross margin......................................         33.6%           35.7%         34.8%          36.4%
EBITDA(3).........................................   $   18,343      $   21,480      $ 25,044       $ 28,181
EBITDA margin.....................................         12.1%           13.3%         12.6%          13.5%
Depreciation and amortization.....................   $    5,787      $    6,349      $  7,854       $  8,416
Cash interest expense(1)(4).......................                                                    14,918
Ratio of EBITDA to cash interest expense..........                                                       1.9x
Ratio of net debt to EBITDA(5)....................                                                       5.8x
Ratio of earnings to fixed charges(6).............                                                       1.2x

                                                               AT DECEMBER 31, 1997
                                                              -----------------------
                                                              HISTORICAL    PRO FORMA
                                                              ----------    ---------
BALANCE SHEET DATA:
Cash and cash equivalents...................................   $  5,256     $  7,992
Working capital.............................................     57,967       88,931
Total assets................................................    156,350      180,436
Total debt, including current maturities....................    104,363      170,589
Stockholder's equity (deficit)..............................     35,830      (12,127)

---------------

(1) Excludes certain non-recurring charges attributable to the Recapitalization. See Note 6 to the "Unaudited Pro Forma Statements of Operations" included herein.

(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) EBITDA is defined as income from operations plus other income, depreciation, amortization and non-cash charges relating to stock based compensation expense in the amounts of $223 and $323 for the nine months ended December 31, 1996 and 1997, respectively, $297 for the year ended March 31, 1997 and $397 for the last twelve months ended December 31, 1997. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA should not be considered by investors as an indicator of cash flows from operating activities, investing activities and financing activities as determined in accordance with generally accepted accounting principles. Items excluded from EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other issuers.

(4) Cash interest expense excludes amortization of certain deferred finance costs of $1,533. This definition differs from the definition of Consolidated Interest Expense in the Indenture. See "Description of Notes."

(5) For purposes of this calculation, net debt consists of total debt outstanding (including current maturities), net of cash and cash equivalents.

(6) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense.

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following table sets forth summary historical financial and other data for the Company for the five fiscal years ended March 31, 1997 and for the nine months ended December 31, 1996 and 1997. For purposes of this table, fiscal 1996 information is the summation of the five months ended August 31, 1995 for the Company prior to the 1995 Transaction and the seven months ended March 31, 1996 for the Company subsequent to the 1995 Transaction. The data presented below should be read in conjunction with the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included herein.

                                                                     FIVE        SEVEN      FISCAL
                                                                    MONTHS      MONTHS       YEAR
                                                                    ENDED        ENDED       ENDED      NINE MONTHS ENDED
                                  FISCAL YEARS ENDED MARCH 31,    AUGUST 31,   MARCH 31,   MARCH 31,      DECEMBER 31,
                                 ------------------------------   ----------   ---------   ---------   -------------------
                                   1993       1994       1995        1995       1996(1)      1997        1996       1997
                                 --------   --------   --------   ----------   ---------   ---------   --------   --------
                                                                  (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues.......................  $136,695   $139,437   $149,227    $83,328      $79,423    $172,600    $132,108   $144,922
Gross profit...................    49,065     48,780     52,910     30,575       27,557      62,134      46,878     53,426
Selling, general, and
 administrative expenses.......    31,644     33,063     35,325     14,729       22,599      39,788      29,281     33,788
Income from operations.........    15,477     13,963     15,696     14,974        1,401      14,893      12,104     13,577
Interest expense...............       704        616        766        952        5,641      10,085       7,780      7,473
Interest income................       155        180        224         51          433         561         349        227
Other income(2)................       348        563        416        469          339         390         293        312
Income (loss) before income
 taxes.........................    15,276     14,090     15,570     14,542       (3,468)      5,759       4,966      6,643
Net income (loss)..............     9,726      8,707      9,620      8,959       (2,501)      3,434       2,980      3,986

OTHER DATA:
Gross margin...................      35.9%      35.0%      35.5%      36.7%        34.7%       36.0%       35.5%      36.9%
EBITDA(3)......................  $ 17,769   $ 16,280   $ 18,001    $16,315      $ 5,379    $ 23,033    $ 18,113   $ 20,273
EBITDA margin..................      13.0%      11.7%      12.1%      19.6%         6.8%       13.3%       13.7%      14.0%
Depreciation and
 amortization..................  $  1,944   $  1,754   $  1,889    $   872      $ 3,557    $  7,453    $  5,493   $  6,061
Capital expenditures...........     2,175      1,374      8,260        801          838       2,243       1,359      2,887
Business acquisition
 expenditures(4)...............        --         --        100         --          551       1,252          22      4,593
Ratio of earnings to fixed
 charges(5)(6).................       9.5x       8.9x       8.5x        NM          2.3x        1.5x        1.5x       1.7x
Number of bookstores open at
 end of the period.............        27         29         34         35           38          46          40         54

OPERATING DATA:
Revenues:
 Wholesale.....................  $ 73,040   $ 72,920   $ 75,747    $54,328      $27,350    $ 84,487    $ 73,879   $ 79,178
 College bookstores............    69,095     70,759     77,667     33,024       52,396      92,508      61,687     69,561
 Services......................       453      1,018      2,769      1,905        1,599       4,922       3,881      7,316
 Intercompany eliminations.....    (5,893)    (5,260)    (6,956)    (5,929)      (1,922)     (9,317)     (7,339)   (11,133)
                                 --------   --------   --------    -------      -------    --------    --------   --------
       Total...................  $136,695   $139,437   $149,227    $83,328      $79,423    $172,600    $132,108   $144,922
                                 ========   ========   ========    =======      =======    ========    ========   ========

---------------

(1) Effective September 1, 1995, Holdings purchased all the outstanding capital stock of the Company in a transaction accounted for as a purchase business combination. Following this acquisition, the results of operations of the Company included higher interest costs due to the financing of the acquisition and higher amortization expense for goodwill and other intangibles created by the acquisition.

(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) EBITDA is defined as income from operations plus other income, depreciation, amortization and non-cash charges relating to stock based compensation expense in the amounts of $82 and $297 for the years ended March 31, 1996 and 1997, respectively, and $223 and $323 for the nine months ended December 31, 1996 and 1997, respectively. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA should not be considered by investors as an indicator of cash flows from operating activities, investing activities and financing activities as determined in accordance with generally accepted accounting principles. Items excluded from EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other issuers.

(4) Business acquisition expenditures represent established businesses purchased by the Company.

(5) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense.

(6) For purposes of the ratio of earnings to fixed charges, the operating results for the five months ended August 31, 1995 and the seven months ended March 31, 1996 have been combined in order to calculate the applicable data for the twelve months ended March 31, 1996.

                                  RISK FACTORS

     In evaluating an investment in the Exchange Notes, prospective investors should carefully consider the following risk factors as well as the other information set forth elsewhere in this Prospectus.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Initial Notes who do not exchange their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon as a consequence of the issuance of the Initial Notes pursuant to exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act and applicable state securities laws, or pursuant to an exemption therefrom. The Company does not intend to register the Initial Notes under the Securities Act, other than in the limited circumstances contemplated by the Registration Rights Agreement. In addition, any holder of Initial Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered or tendered but unaccepted Initial Notes could be adversely affected. See "The Exchange Offer" and "Exchange Offer; Registration Rights."

SUBSTANTIAL LEVERAGE AND DEBT SERVICE OBLIGATIONS; INTEREST RATE FLUCTUATIONS

     The Company is highly leveraged. As of December 31, 1997, on an adjusted pro forma basis after giving effect to the Recapitalization as if it had occurred on such date, the Company would have had an aggregate of $170.6 million of outstanding long-term indebtedness (including current portion) and $60.6 million of Senior Indebtedness, and there would have been $50 million available under the Revolving Credit Facility. The Indenture permits the Company to incur additional indebtedness, including Senior Indebtedness, subject to certain limitations. The degree to which the Company is leveraged could have important consequences to holders of the Notes, including the following: (i) the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of interest on the Notes and other indebtedness, thereby reducing the funds available to the Company for other purposes; (iii) all of the indebtedness outstanding under the Credit Facilities is secured by substantially all the assets of the Company, and will mature prior to the Notes; (iv) the Company is substantially more leveraged than certain of its competitors, which might place the Company at a competitive disadvantage; (v) the Company may be hindered in its ability to adjust rapidly to changing market conditions; and
(vi) the Company may be more vulnerable in the event of a downturn in general economic conditions or in its industry or business. See "Capitalization," "Description of Senior Indebtedness" and "Description of Notes."

     The Company's ability to pay the interest on and retire principal of the Notes and the Company's other indebtedness is dependent upon its future operating performance, which in turn is subject to general economic conditions and to financial, business and other factors, many of which are beyond the Company's control. In the event that the Company is unable to generate cash flow that is sufficient to service its obligations in respect of the Notes and its other indebtedness, the Company may be forced to adopt one or more alternatives, such as reducing or delaying capital expenditures, attempting to refinance or restructure its indebtedness, selling material assets or operations or selling equity. There can be no assurance that any of such actions could be effected on satisfactory terms or at all, that they would enable the Company to satisfy its debt service requirements or that they would be permitted by the Credit Facilities or the Indenture. The failure to generate such sufficient cash flow or to achieve such alternatives could significantly adversely affect the market value of the Notes and the Company's ability to pay principal of and interest on the Notes.

     A significant portion of the indebtedness of the Company outstanding as a result of the Recapitalization bears interest at variable rates. Although the Company will enter into interest rate protection agreements to limit its exposure to increases in such interest rates, such agreements will not eliminate the exposure to variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities as well as for meeting its debt servicing obligations.

SUBORDINATION OF NOTES; ASSET ENCUMBRANCE

     The payment of principal of and interest on, and any premium or other amounts owing in respect of, the Notes will be subordinated to the prior payment in full of all existing and future Senior Indebtedness of the Company, including all amounts owing under the Credit Facilities. In addition to being contractually subordinated, the Notes are unsecured and thus, will effectively rank junior to any secured indebtedness of the Company, including the indebtedness outstanding under the Credit Facilities, which is secured by liens on substantially all of the assets of the Company. As of December 31, 1997, on an adjusted pro forma basis after giving effect to the Recapitalization, the aggregate amount of such Senior Indebtedness of the Company would have been approximately $60.6 million, all of which would have been secured and the Company would have $50.0 million undrawn and available under the Revolving Credit Facility. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to the Company, assets of the Company will be available to pay obligations on the Notes only after all Senior Indebtedness has been paid in full, and there can be no assurance that there will be sufficient assets to pay amounts due on all or any of the Notes. See "Description of Notes -- Ranking and Subordination."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indenture restricts, among other things, the Company's ability to incur additional indebtedness, pay dividends or make certain other restricted payments, consummate certain asset sales, create liens on assets, enter into transactions with affiliates, make investments, loans or advances, consolidate or merge with or into any other person or convey, transfer or lease all or substantially all of its assets or change the business conducted by the Company. In addition, the Credit Facilities contain certain other and more restrictive covenants and prohibit the Company from prepaying other indebtedness, including the Notes. In addition, under the Credit Facilities, the Company is required to comply with specified financial ratios and tests, including a minimum interest coverage ratio, minimum fixed charge coverage ratio and maximum leverage ratio. The Company's ability to meet those financial ratios and tests can be affected by events beyond its control, and there can be no assurance that the Company will satisfy these requirements in the future. A breach of any of these covenants could result in a default under the Credit Facilities and/or the Indenture. Upon the occurrence of an event of default under the Credit Facilities, the lenders could elect to declare all amounts outstanding under the Credit Facilities to be due and payable, together with accrued and unpaid interest, and could terminate their commitments to make further extensions of credit under the Credit Facilities. If the Company were unable to repay its indebtedness under the Credit Facilities, the lenders could proceed against the collateral securing such indebtedness. If the indebtedness under the Credit Facilities were accelerated, there could be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. Substantially all of the assets of the Company are pledged as security under the Credit Facilities. See "Description of Senior Indebtedness" and "Description of Notes -- Certain Covenants."

INTEGRATION OF ACQUISITIONS

     No assurance can be given that the integration of CSC or future acquisitions will be successful or that the anticipated strategic benefits of the CSC acquisition or future acquisitions will be realized or that they will be realized within time frames contemplated by the Company's management. Acquisitions may involve a number of special risks, including, but not limited to, adverse short-term effects on the Company's reported operating results, diversion of management's attention, standardization of accounting systems, dependence on retaining, hiring and training key personnel, unanticipated problems or legal liabilities and actions of the Company's competitors and customers. If the Company is unable to successfully integrate CSC or future acquisitions for these or other reasons, the Company's results from operations may be adversely affected.

     Part of the Company's business strategy is to expand sales for its college bookstore operations by acquiring bookstores. There can be no assurance that the Company will be able to identify additional bookstores for acquisition or that any anticipated benefits will be realized from any such acquisitions. Due to the seasonal nature of business in the Company's bookstores, operations may be affected by the time of year when a bookstore is acquired. Acquisitions of bookstores that the Company may make will involve risks, including the successful integration and management of acquired operations and retention of key personnel. The process of integrating acquired operations into the Company's existing operations may result in unforeseen operating difficulties, may require substantial attention from members of the Company's senior management and may require financial resources that would otherwise be available for the Company's existing operations.

COMPETITION

     The Company's industry is highly competitive. A large number of actual or potential competitors exist, some of which are larger than the Company and have substantially greater resources than the Company. See "Business -- Competition." There can be no assurance that the Company's business will not be adversely affected by increased competition in the markets in which it currently operates or in markets in which it will operate in the future, or that the Company will be able to improve or maintain its profit margins. In recent years, an increasing number of institution-owned college stores have decided to subcontract their bookstore operations; as of 1996, approximately 25% of such stores, according to The National Association of College Stores, were contract-managed. The leading managers of such stores include two of the Company's principal competitors in the wholesale textbook distribution business. Contract-managed stores primarily purchase their used textbook requirements from and sell their available supply of used textbooks to their affiliated operations. A significant increase in the number of contract-managed stores, particularly at large campuses, could adversely affect the Company's ability to acquire an adequate supply of used textbooks. The Company is also experiencing growing competition from the use of course packs, which are collections of copyrighted materials and professors' original content which are produced by college bookstores and sold to students, and from alternative media such as on-line or CD-ROM material, all of which have the potential to reduce or replace the need for textbooks. A substantial increase in the use of course packs or other compilations of course materials, or in the availability of course materials on CD-ROM or over the Internet, could significantly reduce college students' use of traditional textbooks and thus have a material adverse effect on the Company's business and results of operations.

SEASONALITY

     The Company's wholesale and bookstore operations experience two distinct selling periods and the wholesale operations experience two distinct buying periods. The peak selling periods for the wholesale operations occur prior to the beginning of each school semester in August and December. The buying periods for the wholesale operations occur at the end of each school semester in late December and in May. In fiscal 1997, approximately 44% of the Company's annual revenues occurred in the second fiscal quarter (July-September), while approximately 23% of the

Company's annual revenues occurred in the fourth fiscal quarter (January-March). The primary selling periods for the bookstore operations are in September and January. Accordingly, the Company's working capital requirements fluctuate throughout the year, increasing substantially at the end of each semester, in May and December, as a result of the buying periods. A significant reduction in sales during such periods could have a material adverse effect on the Company's financial condition or results of operations for the year.

INABILITY TO OBTAIN SUFFICIENT SUPPLY; PRICE INCREASES

     The Company is generally able to sell all of its available used textbooks and, therefore, the Company's ability to purchase a sufficient number of used textbooks in one semester largely determines its used textbook sales for the next semester. Successfully acquiring books requires a visible presence on college campuses at the end of each semester, which requires hiring a significant number of temporary personnel, and on the Company's access to sufficient funds under its revolving credit facility or other financing alternatives. Textbook acquisition also depends upon college students' willingness to sell their used textbooks at the end of each semester. The unavailability of sufficient personnel or credit, or a shift in student preferences, could impair the Company's ability to acquire sufficient used textbooks to meet its sales objectives and adversely affect its results of operations.

     The Company buys used textbooks based on publishers' prevailing prices for new textbooks just prior to the implementation by such publishers of their annual price increases (which historically have been 4% to 5%) and resells such textbooks shortly thereafter based upon the new higher prices, thereby creating an immediate margin increase. The Company's ability to increase its used textbook prices each year depends on annual price increases on new textbooks implemented by publishers. The failure of publishers to continue such annual increases could have an adverse effect on the Company's results of operations.

DEPENDENCE ON KEY PERSONNEL

     The Company's future success depends to a significant extent on the efforts and abilities of its management team. The Company's senior managers own in the aggregate approximately 8.6% of Holdings Common Stock and hold options to purchase additional shares of Holdings Common Stock over a period of time, so long as they remain employed by the Company. The loss of the services of certain of these individuals could have a material adverse effect on the Company's business, financial condition and results of operations.

OWNERSHIP OF THE COMPANY

     HWH owns approximately 91.4% of Holdings' issued and outstanding voting securities. As a result, Haas Wheat, which manages HWH, is able to control all matters submitted to a vote of shareholders, including the election of a majority of Holdings' and the Company's board of directors, the approval of amendments to Holdings' and the Company's certificate of incorporation and fundamental corporate transactions such as mergers and asset sales. See "Principal Stockholders."

OBLIGATION TO PURCHASE THE NOTES UPON CHANGE OF CONTROL

     A Change of Control (as defined in the Indenture) could require the Company to refinance substantial amounts of its indebtedness. Upon the occurrence of a Change of Control, the holders of the Notes would be entitled to require the Company to repurchase the Notes at a purchase price equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase. However, the Credit Facilities prohibit the purchase of the Notes by the Company in the event of a Change of Control, unless and until such time as the indebtedness under the Credit Facilities is repaid in full. The Company's failure to purchase the Notes would result in a default under the Indenture and the Credit Facilities. The Credit Facilities also provide that the indebtedness thereunder becomes due in the event of a "Change of Control" as defined therein, and any future Senior Indebtedness may have a similar provision. The inability to repay the indebtedness under the Credit Facilities, if accelerated, would also constitute an event of default under the Indenture, which could have adverse consequences to the Company and the holders of the Notes. In the event of a Change of Control, there can be no assurance that the Company would have sufficient assets to satisfy all of its obligations under the Credit Facilities and the Notes. The provisions of the Indenture may not afford holders of the Notes the right to require the Company to repurchase the Notes in the event of certain transactions, such as a highly leveraged transaction, that may adversely affect the holders of the Notes if such transaction is not a transaction defined as a Change of Control. See "Description of Senior Indebtedness" and "Description of Notes -- Change of Control."

FRAUDULENT CONVEYANCE

     The incurrence of indebtedness (such as the Notes) and the use of proceeds thereof are subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy or reorganization case or a lawsuit by or on behalf of creditors of the Company. Under these statutes, if a court were to find that obligations (such as the Notes) were incurred with the intent of hindering, delaying or defrauding present or future creditors or that the Company received less than a reasonably equivalent value or fair consideration for those obligations and, at the time of the occurrence of the obligations, the obligor (i) was insolvent or rendered insolvent by reason thereof, (ii) was engaged or was about to engage in a business or transaction for which its remaining unencumbered assets constituted unreasonably small capital or (iii) intended to or believed that it would incur debts beyond its ability to pay such debts as they matured or became due, such court could void the Company's obligations under the Notes, subordinate the Notes to other indebtedness of the Company or take other action detrimental to the holders of the Notes.

     The measure of insolvency for purposes of a fraudulent conveyance claim will vary depending upon the law of the jurisdiction being applied. Generally, however, a company will be considered insolvent at a particular time if the sum of its debts at that time is greater than the then fair value of its assets or if the fair saleable value of its assets at that time is less than the amount that would be required to pay its probable liability on its existing debts as they become absolute and mature. The Company believes that, after giving effect to the Recapitalization, the Company was (i) neither insolvent nor rendered insolvent by the incurrence of indebtedness in connection with the Recapitalization, (ii) in possession of sufficient capital to run its business effectively and (iii) incurring debts within its ability to pay as the same mature or become due. There can be no assurance, however, as to what standard a court would apply to evaluate the parties' intent or to determine whether the Company was insolvent at the time of, or rendered insolvent upon consummation of, the Recapitalization or that, regardless of the standard, a court would not determine that the Company was insolvent at the time of, or rendered insolvent upon consummation of, the Recapitalization.

ABSENCE OF A PUBLIC MARKET FOR EXCHANGE NOTES

     The Exchange Notes will constitute a new issue of securities for which there is no established trading market. The Company does not intend to list the Exchange Notes on any national securities exchange or to seek the admission of the Exchange Notes for quotation through the National Association of Securities Dealers Automated Quotation System. Although the Initial Purchaser has advised the Company that it currently intends to make a market in the Exchange Notes, it is not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and may be limited during the pendency of any Shelf Registration Statement. See "Exchange Offer; Registration Rights." There can be no assurance as to the development or liquidity of any market for the Exchange Notes, the ability of the holders of the Exchange Notes to sell their Exchange Notes or the price at which the holders would be able to sell their Exchange Notes. Future trading prices of the Exchange Notes will depend on many factors, including, among other things, prevailing interest rates, the Company's operating results and the market for similar securities.

                               THE EXCHANGE OFFER

GENERAL

     The Company hereby offers, upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal (which together constitute the Exchange Offer), to exchange up to $110 million aggregate principal amount of Exchange Notes for a like aggregate principal amount of Initial Notes properly tendered on or prior to the Expiration Date and not withdrawn as permitted pursuant to the procedures described below. The Exchange Offer is being made with respect to any and all of the Initial Notes.

     As of the date of this Prospectus, $110 million aggregate principal amount of the Initial Notes is outstanding. This Prospectus, together with the Letter
of Transmittal, is first being sent on or about             , 1998, to all
holders of Initial Notes registered on the note register of the Company. The Company's obligation to accept Initial Notes for exchange pursuant to the Exchange Offer is subject to certain conditions set forth under "Certain Conditions to the Exchange Offer" below. The Company currently expects that each of the conditions will be satisfied and that no waivers will be necessary.

PURPOSE OF THE EXCHANGE OFFER

     The Initial Notes were issued on February 13, 1998 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Initial Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

     In connection with the issuance and sale of the Initial Notes, the Company entered into the Registration Rights Agreement, which requires the Company to file with the SEC a registration statement relating to the Exchange Offer not later than 45 days after the date of issuance of the Initial Notes, and to use its reasonable best efforts to cause the registration statement relating to the Exchange Offer to become effective under the Securities Act not later than 150 days after the date of issuance of the Initial Notes and the Exchange Offer to be consummated not later than 30 days after the date of the effectiveness of the Registration Statement (or use its reasonable best efforts to cause to become effective a shelf registration statement with respect to resales of the Initial Notes by the 150th day after the date of issuance of the Initial Notes). A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement.

     The Exchange Offer is being made by the Company to satisfy its obligations with respect to the Registration Rights Agreement. The term "holder," with respect to the Exchange Offer, means any person in whose name Initial Notes are registered on the note register of the Company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose Initial Notes are held of record by The Depository Trust Company. Other than pursuant to the Registration Rights Agreement, the Company is not required to file any registration statement to register any outstanding Initial Notes. Holders of Initial Notes who do not tender their Initial Notes or whose Initial Notes are tendered but not accepted would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their Initial Notes.

     The Company is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by a holder (other than any holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities
Act) of such Exchange Notes. See " -- Resale of Exchange Notes." Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS OF THE EXCHANGE

     The Company hereby offers to exchange, subject to the conditions set forth herein and in the Letter of Transmittal accompanying this Prospectus, $1,000 in principal amount of Exchange Notes for each $1,000 in principal amount of the Initial Notes. The terms of the Exchange Notes are identical in all material respects to the terms of the Initial Notes for which they may be exchanged pursuant to this Exchange Offer, except that the Exchange Notes will generally be freely transferable by holders thereof and will not be subject to any covenant regarding registration under the Securities Act. The Exchange Notes will evidence the same indebtedness as the Initial Notes and will be entitled to the benefits of the Indenture. See "Description of Notes."

     The Exchange Offer is not conditioned upon any minimum aggregate principal amount of Initial Notes being tendered for exchange.

     The Company has not requested, and does not intend to request, an interpretation by the staff of the SEC with respect to whether the Exchange Notes issued pursuant to the Exchange Offer in exchange for the Initial Notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff of the SEC set forth in a series of no-action letters issued to third parties, the Company believes that Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for sale, resold and otherwise transferred by any holder of such Exchange Notes (other than any such holder that is a broker-dealer or is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and such holder has no arrangement or understanding with any person to participate in the distribution of such Exchange Notes and neither such holder nor any other such person is engaging in or intends to engage in a distribution of such Exchange Notes. Since the SEC has not considered the Exchange Offer in the context of a no-action letter, there can be no assurance that the staff of the SEC would make a similar determination with respect to the Exchange Offer. Any holder who is an affiliate of the Company or who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes may be deemed to have received restricted securities and cannot rely on such interpretation by the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

     Interest on the Exchange Notes will accrue from the last Interest Payment Date on which interest was paid on the Initial Notes so surrendered or, if no interest has been paid on such Initial Notes, from February 13, 1998.

     Tendering holders of the Initial Notes shall not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the Initial Notes pursuant to the Exchange Offer.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

     The Exchange Offer will expire at 5:00 p.m., New York City time, on
            , 1998, unless the Company, has extended the period of time for which the Exchange Offer is open (such date, as it may be extended, is referred to herein as the "Expiration Date"). The Expiration Date will be at least 20 business days after the commencement of the Exchange Offer in accordance with Rule 14e-1(a) under the Exchange Act. The Company expressly reserves the right, at any time or from time to time, in its sole discretion, to extend the period of time during which the Exchange Offer is open, and thereby delay acceptance for exchange of any Initial Notes, by giving oral or written notice to the Exchange Agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Initial Notes previously tendered will remain subject to the Exchange Offer unless properly withdrawn.

     The Company expressly reserves the right to (i) terminate or amend the Exchange Offer and not to accept for exchange any Initial Notes not theretofore accepted for exchange upon the occurrence of any of the events specified below under "Certain Conditions to the Exchange Offer" which have not been waived by the Company and (ii) amend the terms of the Exchange Offer in any manner which, in its good faith judgment, is advantageous to the holders of the Initial Notes, whether before or after any tender of the Initial Notes. If any such termination or amendment occurs, the Company will notify the Exchange Agent and will either issue a press release or give oral or written notice to the holders of the Initial Notes as promptly as practicable.

     For purposes of the Exchange Offer, a "business day" means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless the Company terminates the Exchange Offer prior to 5:00 p.m., New York City time, on the Expiration Date, the Company will, subject to the conditions described under "-- Certain Conditions to the Exchange Offer," exchange the Exchange Notes for the Initial Notes on the Exchange Date.

PROCEDURES FOR TENDERING INITIAL NOTES

     The tender to the Company of Initial Notes by a holder thereof as set forth below and the acceptance thereof by the Company will constitute a binding agreement between the tendering holder and the Company upon the terms and subject to the conditions set forth in this Prospectus and in the accompanying Letter of Transmittal.

     A holder of Initial Notes may tender the same by (i) properly completing and signing the Letter of Transmittal or a facsimile thereof (all references in this Prospectus to the Letter of Transmittal shall be deemed to include a facsimile thereof) and delivering the same, together with the certificate or certificates representing the Initial Notes being tendered and any required signature guarantees and any other documents required by the Letter of Transmittal, to the Exchange Agent at its address set forth below on or prior to the Expiration Date (or complying with the procedure for book-entry transfer described below) or (ii) complying with guaranteed delivery procedures described below.

     Any beneficial owner whose Initial Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such beneficial owner's own behalf, such beneficial owner must, prior to completing and executing the Letter of Transmittal and delivering the Initial Notes, either make appropriate arrangements to register ownership of the Initial Notes in such beneficial owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

     THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OF THE REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDER. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO INSURE TIMELY DELIVERY. NO INITIAL NOTES OR LETTERS OF TRANSMITTAL SHOULD BE SENT TO THE COMPANY.

     If tendered Initial Notes are registered in the name of the signer of the Letter of Transmittal and the Exchange Notes to be issued in exchange therefor are to be issued (and any untendered Initial Notes are to be reissued) in the name of the registered holder (which term, for the purposes described herein, shall include any participant in The Depository Trust Company (the "Book-Entry Transfer Facility") whose name appears on a security listing as the owner of Initial Notes), the signature of such signer need not be guaranteed. In any other case, the tendered Initial Notes must be endorsed or accompanied by written instruments of transfer in form satisfactory to the Company and duly executed by the registered holder, and the signature on the endorsement or instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each an "Eligible Institution") that is a member of a recognized signature guarantee medallion program within the meaning of Rule 17Ad-15 under the Exchange Act. If the Exchange Notes and/or Initial Notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note register for the Initial Notes, the signature in the Letter of Transmittal must be guaranteed by an Eligible Institution.

     The Exchange Agent will make a request within two business days after the date of receipt of this Prospectus to establish accounts with respect to the Initial Notes at the Book-Entry Transfer Facility for the purpose of facilitating the Exchange Offer, and subject to the establishment thereof, any financial institution that is a participant in the Book-Entry Transfer Facility's system may make book-entry delivery of Initial Notes by causing such Book-Entry Transfer Facility to transfer such Initial Notes into the Exchange Agent's account with respect to the Initial Notes in accordance with the Book-Entry Transfer Facility's procedures for such transfer. Although delivery of Initial Notes may be effected through book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility, an appropriate Letter of Transmittal with any required signature guarantee and all other required documents must in each case be transmitted to and received or confirmed by the Exchange Agent at its address set forth below on or prior to the Expiration Date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.

     If a holder desires to tender Initial Notes in the Exchange Offer and time will not permit a Letter of Transmittal or Initial Notes to reach the Exchange Agent before the Expiration Date or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if the Exchange Agent has received at its address set forth below on or prior to the Expiration Date, a letter, telegram or facsimile transmission (receipt confirmed by telephone and an original delivered by guaranteed overnight courier) from an Eligible Institution setting forth the name and address of the tendering holder, the names in which the Initial Notes are registered and, if possible, the certificate numbers of the Initial Notes to be tendered, and stating that the tender is being made thereby and guaranteeing that within three business days after the Expiration Date, the Initial Notes in proper form for transfer (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility), will be delivered by such Eligible Institution together with a properly completed and duly executed Letter of Transmittal (and any other required documents). Unless Initial Notes being tendered by the above-described method are deposited with the Exchange Agent within the time period set forth above (accompanied or preceded by a properly completed Letter of Transmittal and any other required documents), the Company may, at its option, reject the tender. Copies of the notice of guaranteed delivery ("Notice of Guaranteed Delivery") which may be used by Eligible Institutions for the purposes described in this paragraph are available from the Exchange Agent.

     A tender will be deemed to have been received as of the date when (i) the tendering holder's properly completed and duly signed Letter of Transmittal accompanied by the Initial Notes (or a confirmation of book-entry transfer of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility) is received by the Exchange Agent, or (ii) a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) from an Eligible Institution is received by the Exchange Agent. Issuances of Exchange Notes in exchange for Initial Notes tendered pursuant to a Notice of Guaranteed Delivery or letter, telegram or facsimile transmission to similar effect (as provided above) by an Eligible Institution will be made only against deposit of the Letter of Transmittal (and any other required documents) and the tendered Initial Notes.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of Initial Notes tendered for exchange will be determined by the Company in its sole discretion, which determination shall be final and binding on all parties. The Company reserves the absolute right to reject any and all tenders of any particular Initial Notes not properly tendered or not to accept any particular Initial Notes which acceptance might, in the judgment of the Company or its counsel, be unlawful. The Company also reserves the absolute right to waive any defects or irregularities or conditions of the Exchange Offer as to any particular Initial Notes either before or after the Expiration Date (including the right to waive the ineligibility of any holder who seeks to tender Initial Notes in the Exchange Offer). The interpretation of the terms and conditions of the Exchange Offer (including the Letter of Transmittal and the instructions thereto) by the Company shall be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Initial Notes for exchange must be cured within such reasonable period of time as the Company shall determine. Neither the Company, the Exchange Agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of Initial Notes for exchange, nor shall any of them incur any liability for failure to give such notification.

     If the Letter of Transmittal is signed by a person or persons other than the registered holder or holders of Initial Notes, such Initial Notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the Initial Notes.

     If the Letter of Transmittal or any Initial Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by the Company, proper evidence satisfactory to the Company of their authority to so act must be submitted.

     By tendering, each holder will represent to the Company that, among other things, the Exchange Notes acquired pursuant to the Exchange Offer are being acquired in the ordinary course of business of the person receiving such Exchange Notes, whether or not such person is the holder, that neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such Exchange Notes and that neither the holder nor any such other person is an "affiliate," as defined under Rule 405 of the Securities Act, of the Company, or if it is an affiliate, it will comply with the registration and prospectus requirements of the Securities Act to the extent applicable.

     Each broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Notes acquired directly from the Company) must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See "Plan of Distribution."

TERMS AND CONDITIONS OF THE LETTER OF TRANSMITTAL

     The Letter of Transmittal contains, among other things, the following terms and conditions, which are part of the Exchange Offer.

     The party tendering Initial Notes for exchange (the "Transferor") exchanges, assigns and transfers the Initial Notes to the Company and irrevocably constitutes and appoints the Exchange Agent as the Transferor's agent and attorney-in-fact to cause the Initial Notes to be assigned, transferred and exchanged. The Transferor represents and warrants that it has full power and authority to tender, exchange, assign and transfer the Initial Notes and to acquire Exchange Notes issuable upon the exchange of such tendered Initial Notes, and that, when the same are accepted for exchange, the Company will acquire good and unencumbered title to the tendered Initial Notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The Transferor also warrants that it will, upon request, execute and deliver any additional documents deemed by the Exchange Agent or the Company to be necessary or desirable to complete the exchange, assignment and transfer of tendered Initial Notes or transfer ownership of such Initial Notes on the account books maintained by a Book-Entry Transfer Facility. The Transferor further agrees that acceptance of any tendered Initial Notes by the Company and the issuance of Exchange Notes in exchange therefor shall constitute performance in full by the Company of certain of its obligations under the Registration Rights Agreement. All authority conferred by the Transferor will survive the death or incapacity of the Transferor and every obligation of the Transferor shall be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of such Transferor.

     The Transferor certifies that it is not an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act and that it is acquiring the Exchange Notes offered hereby in the ordinary course of such Transferor's business and that such Transferor has no arrangement with any person to participate in the distribution of such Exchange Notes. Each holder, other than a broker-dealer, must acknowledge that it is not engaged in, and does not intend to engage in, a distribution of Exchange Notes. Each Transferor which is a broker-dealer receiving Exchange Notes for its own account must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The Company will, for a period of 180 days after the Exchange Date, make copies of this Prospectus available to any broker-dealer for use in connection with any such resale.

WITHDRAWAL RIGHTS

     Tenders of Initial Notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the Expiration Date.

     For a withdrawal to be effective, a written notice of withdrawal sent by telegram, facsimile transmission (receipt confirmed by telephone) or letter must be received by the Exchange Agent at the address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having tendered the Initial Notes to be withdrawn (the "Depositor"), (ii) identify the Initial Notes to be withdrawn (including the certificate number or numbers and principal amount of such Initial Notes), (iii) specify the principal amount of Initial Notes to be withdrawn, (iv) include a statement that such holder is withdrawing his election to have such Initial Notes exchanged, (v) be signed by the holder in the same manner as the original signature on the Letter of Transmittal by which such Initial Notes were tendered or as otherwise described above (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the Trustee under the Indenture register the transfer of such Initial Notes into the name of the person withdrawing the tender and (vi) specify the name in which any such Initial Notes are to be registered, if different from that of the Depositor. The Exchange Agent will return the properly withdrawn Initial Notes promptly following receipt of notice of withdrawal. If Initial Notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Initial Notes or otherwise comply with the Book-Entry Transfer Facility's procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by the Company in its sole discretion and such determination will be final and binding on all parties.

     Any Initial Notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the Exchange Offer. Any Initial Notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such Initial Notes will be credited to an account with such Book-Entry Transfer Facility specified by the holder) as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Initial Notes may be retendered by following one of the procedures described under "Procedures for Tendering Initial Notes" above at any time on or prior to the Expiration Date.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

     Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will accept, promptly on the Exchange Date, all Initial Notes properly tendered and will issue the Exchange Notes promptly after such acceptance. See "Certain Conditions to the Exchange Offer" below. For purposes of the Exchange Offer, the Company shall be deemed to have accepted properly tendered Initial Notes for exchange when, as and if the Company has given oral or written notice thereof to the Exchange Agent.

     For each Initial Note accepted for exchange, the holder of such Initial Note will receive an Exchange Note having a principal amount equal to that of the surrendered Initial Note.

     In all cases, issuance of Exchange Notes for Initial Notes that are accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the Exchange Agent of certificates for such Initial Notes or a timely book-entry confirmation of such Initial Notes into the Exchange Agent's account at the Book-Entry Transfer Facility, a properly completed and duly executed Letter of Transmittal and all other required documents. If any tendered Initial Notes are not accepted for any reason set forth in the terms or conditions of the Exchange Offer or if Initial Notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged Initial Notes will be returned without expense for the tendering holder thereof (or, in the case of Initial Notes tendered by book-entry transfer into the Exchange Agent's account at the Book-Entry Transfer Facility pursuant to the book-entry transfer procedures described above, such non-exchanged Initial Notes will be credited to an account maintained with such Book-Entry Transfer Facility) as promptly as practicable after the Exchange Date.

CERTAIN CONDITIONS TO THE EXCHANGE OFFER

     Notwithstanding any other provision of the Exchange Offer, or any extension of the Exchange Offer, the Company shall not be required to accept for exchange, or to issue Exchange Notes in exchange for, any Initial Notes and may terminate or amend the Exchange Offer (by oral or written notice to the Exchange Agent or by a timely press release) if at any time before the acceptance of such Initial Notes for exchange or the exchange of the Exchange Notes for such Initial Notes, any of the following conditions exist:

        (a) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued with respect to the Exchange Offer which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (b) any change (or any development involving a prospective change) shall have occurred or be threatened in the business, properties, assets, liabilities, financial condition, operations, results of operations or prospects of the Company that is or may be adverse to the Company, or the Company shall have become aware of facts that have or may have adverse significance with respect to the value of the Initial Notes or the Exchange Notes or that may materially impair the contemplated benefits of the Exchange Offer to the Company; or

        (c) any law, rule or regulation or applicable interpretations of the staff of the SEC is issued or promulgated which, in the good faith determination of the Company, do not permit the Company to effect the Exchange Offer; or

        (d) any governmental approval has not been obtained, which approval the Company, in its sole discretion, deems necessary for the consummation of the Exchange Offer; or

        (e) there shall have been proposed, adopted or enacted any law, statute, rule or regulation (or an amendment to any existing law, statute, rule or regulation) which, in the sole judgment of the Company, might materially impair the ability of the Company to proceed with the Exchange Offer or have a material adverse effect on the contemplated benefits of the Exchange Offer to the Company; or

        (f) there shall occur a change in the current interpretation by the staff of the SEC which permits the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes to be offered for resale, resold and otherwise transferred by holders thereof (other than any such holder that is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act provided that such Exchange Notes are acquired in the ordinary course of such holders' business and such holders have no arrangement with any person to participate in the distribution of such Exchange Notes; or

        (g) there shall have occurred (i) any general suspension of, shortening of hours for, or limitation on prices for, trading in securities on any national securities exchange or in the over-the-counter market (whether or not mandatory), (ii) any limitation by any governmental agency or authority which may adversely affect the ability of the Company to complete the transactions contemplated by the Exchange Offer, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks by Federal or state authorities in the United States (whether or not mandatory), (iv) a commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States, (v) any limitation (whether or not mandatory) by any governmental authority on, or other event having a reasonable likelihood of affecting, the extension of credit by banks or other leading institutions in the United States, or (vi) in the case of any of the foregoing existing at the time of the commencement of the Exchange Offer, a material acceleration or worsening thereof.

     The Company expressly reserves the right to terminate the Exchange Offer and not accept for exchange any Initial Notes upon the occurrence of any of the foregoing conditions (which represent all of the material conditions to the acceptance by the Company of properly tendered Initial Notes).

In addition, the Company may amend the Exchange Offer at any time prior to the Expiration Date if any of the conditions set forth above occur. Moreover, regardless of whether any of such conditions has occurred, the Company may amend the Exchange Offer in any manner which, in its good faith judgment, is advantageous to holders of the Initial Notes.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to any such condition or may be waived by the Company in whole or in part at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. If the Company waives or amends the foregoing conditions, it will, if required by law, extend the Exchange Offer for a minimum of five business days from the date that the Company first gives notice, by public announcement or otherwise, of such waiver or amendment, if the Expiration Date would otherwise occur within such five business-day period. Any determination by the Company concerning the events described above will be final and binding upon all parties.

     In addition, the Company will not accept for exchange any Initial Notes tendered, and no Exchange Notes will be issued in exchange for any such Initial Notes, if at such time any stop order shall be threatened or in effect with respect to the Registration Statement of which this Prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended. In any such event, the Company is required to use every reasonable effort to obtain the withdrawal of any stop order at the earliest possible time.

     The Exchange Offer is not conditioned upon any minimum principal amount of Initial Notes being tendered for exchange.

EXCHANGE AGENT

     United States Trust Company of New York has been appointed as the Exchange Agent for the Exchange Offer. All executed Letters of Transmittal should be directed to the Exchange Agent at one of the addresses set forth below:

BY OVERNIGHT COURIER:                           BY HAND:
United States Trust Company of New York         United States Trust Company of New York
Attention: Corporate Trust Services             Attention: Corporate Trust Services
770 Broadway, 13th Floor                        111 Broadway -- Lower Level
New York, New York 10003                        New York, New York 10006
BY MAIL:                                        BY FACSIMILE:
(INSURED OR REGISTERED RECOMMENDED)             (212) 420-6152
United States Trust Company of New York         Attention: Corporate Trust Services
Attention: Corporate Trust Services             Telephone: 1-800-548-6565
P.O. Box 844
Cooper Station
New York, New York 10276-0844

     Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notices of Guaranteed Delivery should be directed to the Exchange Agent at the address and telephone number set forth in the Letter of Transmittal.

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL, OR TRANSMISSIONS OF INSTRUCTIONS VIA A FACSIMILE OR TELEX NUMBER OTHER THAN THE ONES SET FORTH IN THE LETTER OF TRANSMITTAL, WILL NOT CONSTITUTE A VALID DELIVERY.

SOLICITATION OF TENDERS; FEES AND EXPENSES

     The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Company will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the Initial Notes and in handling or forwarding tenders for their customers.

     The estimated cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $150,000 which includes fees and expenses of the Exchange Agent, Trustee, registration fees, accounting, legal, printing and related fees and expenses.

     No person has been authorized to give any information or to make any representations in connection with the Exchange Offer other than those contained in this Prospectus. If given or made, such information or representations should not be relied upon as having been authorized by the Company.

     Neither the delivery of this Prospectus nor any exchange made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the respective dates as of which information is given herein. The Exchange Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Initial Notes in any jurisdiction in which the making of the Exchange Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Company may, at its discretion, take such action as it may deem necessary to make the Exchange Offer in any such jurisdiction and extend the Exchange Offer to holders of Initial Notes in such jurisdiction.

TRANSFER TAXES

     The Company will pay all transfer taxes, if any, applicable to the exchange of Initial Notes pursuant to the Exchange Offer. If, however, certificates representing Exchange Notes or Initial Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Initial Notes tendered, or if tendered Initial Notes are registered in the name of any person other than the person signing the Letter of Transmittal, or if a transfer tax is imposed for any reason other than the exchange of Initial Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

ACCOUNTING TREATMENT

     The Exchange Notes will be recorded at the carrying value of the Initial Notes as reflected in the Company's accounting records on the Exchange Date. Accordingly, no gain or loss for accounting purposes will be recognized by the Company upon the exchange of Exchange Notes for Initial Notes. Expenses incurred in connection with the issuance of the Exchange Notes will be amortized over the term of the Exchange Notes.

CONSEQUENCES OF FAILURE TO EXCHANGE

     Holders of Initial Notes who do not tender their Initial Notes for Exchange Notes pursuant to the Exchange Offer will continue to be subject to the restrictions on transfer of such Initial Notes as set forth in the legend thereon. Initial Notes not exchanged pursuant to the Exchange Offer will continue to remain outstanding in accordance with their terms. In general, the Initial Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. The Company does not currently anticipate that it will register the Initial Notes under the Securities Act.

     Participation in the Exchange Offer is voluntary, and holders of Initial Notes should carefully consider whether to participate. Holders of Initial Notes are urged to consult their financial and tax advisors in making their own decision whether or not to tender their Initial Notes. See "Certain Federal Income Tax Consequences".

     As a result of the making of, and upon acceptance for exchange of all validly tendered Initial Notes pursuant to the terms of, this Exchange Offer, the Company will have fulfilled a covenant contained in the Registration Rights Agreement. Holders of Initial Notes who do not tender their Initial Notes in the Exchange Offer will continue to hold such Initial Notes and will be entitled to all the rights and limitations applicable thereto under the Indenture, except for any such rights under the Registration Rights Agreement that by their terms terminate or cease to have further effectiveness as a result of the making of this Exchange Offer. All untendered Initial Notes will continue to be subject to the restrictions on transfer set forth in the legend thereon. To the extent that Initial Notes are tendered and accepted in the Exchange Offer, the trading market for untendered Initial Notes could be adversely affected.

     The Company may in the future seek to acquire, subject to the terms of the Indenture, untendered Initial Notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The Company has no present plan to acquire any Initial Notes which are not tendered in the Exchange Offer.

RESALE OF EXCHANGE NOTES

     The Company is making the Exchange Offer in reliance on the position of the staff of the SEC as set forth in certain interpretive letters addressed to third parties in other transactions. However, the Company has not sought its own interpretive letter and there can be no assurance that the staff would make a similar determination with respect to the Exchange Offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Initial Notes may be offered for resale, resold and otherwise transferred by holder (other than any holder who is a broker-dealer or an "affiliate" of the Company within the meaning of Rule 405 of the Securities Act) without further compliance with the registration and prospectus delivery requirements of the Securities Act, provided that such Exchange Notes are acquired in the ordinary course of such holder's business and that such holder is not participating, and has no arrangement or understanding with any person to participate, in a distribution (within the meaning of the Securities Act) of such Exchange Notes. However, any holder who is an "affiliate" of the Company or who has an arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired pursuant to the Exchange Offer, or any broker-dealer who purchased Initial Notes from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act (i) cannot rely on the applicable interpretations of the staff and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act. A broker-dealer who holds Initial Notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an "underwriter" within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes. Each such broker-dealer that receives Exchange Notes for its own account in exchange for Initial Notes, where such Initial Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities (other than Initial Notes acquired directly from the Company) must acknowledge in the Letter of Transmittal that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealers in connection with such resales. See "Plan of Distribution."

     In addition, to comply with the securities laws of certain jurisdictions, if applicable, the Exchange Notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification is available and is complied with. The Company has agreed, pursuant to the Registration Rights Agreement and subject to certain specified limitations therein, to register or qualify the Exchange Notes for offer or sale under the securities or blue sky laws of such jurisdictions as any holder of the Exchange Notes reasonably requests. Such registration or qualification may require the imposition of restrictions or conditions (including suitability requirements for offerees or purchasers) in connection with the offer or sale of any Exchange Notes.

                                USE OF PROCEEDS

     The Company will not receive any cash proceeds or incur any additional indebtedness as a result of the issuance of the Exchange Notes pursuant to the Exchange Offer.

     The net proceeds from the Offering, approximately $103.6 million (after deductions of discounts and commissions and expenses of the Offering), together with the proceeds of the Credit Facilities and the Equity Contribution, were used to pay amounts due in connection with the Recapitalization. The balance of such proceeds were used to pay fees and expenses incurred in connection with the Recapitalization. See "Summary -- The Recapitalization."

     Of the indebtedness repaid by the Company, $17.3 million of bank borrowings were due on August 31, 2001 and bore interest at 8.29% as of December 31, 1997; $36.9 million of bank borrowings were due on August 31, 2003 and bore interest at 8.79% as of December 31, 1997 and $25.6 million principal amount of subordinated notes due August 31, 2005 (net of discount of $2.3 million) bore interest at a fixed rate of 12% per annum.

     All of the indebtedness being repaid was incurred in connection with the 1995 Transaction.

                                 CAPITALIZATION

     The following table sets forth (i) the actual unaudited capitalization of the Company as of December 31, 1997, and (ii) such unaudited capitalization as adjusted to give effect to the Recapitalization. The information set forth below should be read in conjunction with the "Selected Historical Financial Data," "Unaudited Pro Forma Financial Information," "Management Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                AS OF DECEMBER 31, 1997
                                                                -----------------------
                                                                 ACTUAL     AS ADJUSTED
                                                                --------    -----------
                                                                (DOLLARS IN THOUSANDS)
Cash and cash equivalents...................................    $  5,256     $  7,992
                                                                ========     ========
Debt (including current maturities):
  Former term loan..........................................    $ 54,274     $     --
  Former revolving credit facility..........................      24,800           --
  Credit Facilities(1)
     Revolving Credit Facility (2)..........................          --           --
     Tranche A Term Loan....................................          --       27,500
     Tranche B Term Loan....................................          --       32,500
  Senior Subordinated Notes due 2008........................          --      110,000
  Existing subordinated notes (3)...........................      24,700           --
  Other debt................................................         589          589
                                                                --------     --------
          Total debt........................................     104,363      170,589
Stockholder's equity (deficit) (4)(5).......................      35,830      (12,127)
                                                                --------     --------
          Total capitalization..............................    $140,193     $158,462
                                                                ========     ========

---------------
(1) See "Description of Senior Indebtedness."
(2) Total borrowings of up to $50.0 million under the Revolving Credit Facility are available, subject to borrowing base limitations, for working capital and general corporate purposes. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company believes that it would have had the ability to borrow the full amount under the Revolving Credit Facility. See "Description of Senior Indebtedness."
(3) The principal amount of the former subordinated notes is $27.0 million. These notes are presented net of unamortized discount of approximately $2.3 million attributable to certain warrants issued in connection therewith.
(4) Upon consummation of the Recapitalization, HWH invested $45.7 million and senior management of the Company reinvested $4.3 million in Holdings Common Stock. The net proceeds of the Discount Debentures Offering and the sale of Holdings Common Stock were contributed by Holdings to the Company as equity.
(5) The actual payment to stockholders was $165.1 million, which reflected the actual amount of debt as of the closing date. The amount of debt is impacted by various factors including seasonality of the Company's operations. Stockholder's equity will be adjusted accordingly.

                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data with respect to the Company (the "Unaudited Pro Forma Financial Data") is based on the historical financial statements of the Company included elsewhere in this Prospectus adjusted to give effect to the Acquisitions and the Recapitalization. The Unaudited Pro Forma Balance Sheet gives effect to the Recapitalization as if it had occurred on December 31, 1997 and the Unaudited Pro Forma Statements of Operations give effect to the Acquisitions and the Recapitalization as if they had occurred on April 1, 1996. The Acquisitions, the Recapitalization and the related adjustments are described in the accompanying notes. In the opinion of management, all adjustments have been made that are necessary to present fairly the pro forma data. Actual amounts could differ from those set forth below.

     The Unaudited Pro Forma Financial Data should be read in conjunction with the notes included herewith, the Company's Financial Statements and notes thereto as of March 31, 1996 and 1997 and for the fiscal years in the three-year period ended March 31, 1997, the Company's Unaudited Financial Statements as of December 31, 1997 and for the nine months ended December 31, 1996 and 1997 and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus. The Unaudited Pro Forma Financial Data do not purport to represent what the Company's results of operations or financial position would have been had the Acquisitions and Recapitalization occurred on the dates specified, or to project the Company's results of operations or financial position for any future period or date. The Unaudited Pro Forma Statements of Operations do not give effect to non-recurring charges directly attributable to the Recapitalization.

                          NEBRASKA BOOK COMPANY, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                     ASSETS

                                                     HISTORICAL      ADJUSTMENTS      PRO FORMA
                                                     ----------      -----------      ---------
                                                               (DOLLARS IN THOUSANDS)
Current assets:
  Cash and cash equivalents........................   $  5,256        $  2,736(1)     $  7,992
  Receivables......................................     40,455           3,208(2)       43,663
  Inventories......................................     52,362           1,866(2)       54,228
  Recoverable income tax...........................        219           4,833(3)        5,052
  Deferred income tax benefit......................      1,156              --           1,156
  Prepaid expenses and other assets................        423             116(2)          539
                                                      --------        --------        --------
          Total current assets.....................     99,871          12,759         112,630

Property and equipment.............................     27,842             163(2)       28,005
  Less accumulated depreciation....................     (5,045)             --          (5,045)
                                                      --------        --------        --------
                                                        22,797             163          22,960

Goodwill and other intangibles, net of
  amortization.....................................     32,156          11,164(4)       43,320

Other assets.......................................      1,526              --           1,526
                                                      --------        --------        --------
                                                      $156,350        $ 24,086        $180,436
                                                      ========        ========        ========

                             LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Accounts payable.................................   $ 11,315        $  3,185(2)     $ 14,500
  Accrued employee compensation and benefits.......      2,089              --           2,089
  Accrued expenses.................................      1,911           3,410(2)        5,321
  Current maturities of long-term debt.............      1,789              --           1,789
  Revolver payable.................................     24,800         (24,800)(5)          --
                                                      --------        --------        --------
          Total current liabilities................     41,904         (18,205)         23,699

Long-term debt, net of current maturities..........     77,774          91,026(6)      168,800

Other long-term liabilities........................        842            (778)(7)          64

Stockholder's equity (deficit).....................     35,830         (47,957)(8)     (12,127)
                                                      --------        --------        --------
                                                      $156,350        $ 24,086        $180,436
                                                      ========        ========        ========

        See accompanying notes to the unaudited pro forma balance sheet.

                   NOTES TO UNAUDITED PRO FORMA BALANCE SHEET
                             (DOLLARS IN THOUSANDS)

(1) Represents: (a) cash on hand as of the acquisition of CSC in January 1998 of $2,226, net of the purchase price of $4,000, which was paid in cash and (b) excess cash as a result of the Recapitalization as follows:

Net cash following acquisition of CSC.......................  $(1,774)
Excess cash from the Recapitalization.......................    4,510
                                                              -------
                                                              $ 2,736
                                                              =======

(2) Represents the estimated fair value of assets acquired and liabilities assumed in the CSC acquisition. The amounts are obtained from CSC's latest available unaudited internal financial statements dated December 31, 1997 as follows:

Purchase price..............................................             $4,000
Fair value of assets acquired and liabilities assumed
  Cash......................................................    2,226
  Receivables...............................................    3,208
  Inventories...............................................    1,866
  Prepaid expenses and other assets.........................      116
  Property and equipment....................................      163
  Accounts payable..........................................   (3,185)
  Accrued expenses..........................................   (3,410)
                                                               ------
Net assets acquired.........................................                984
                                                                         ------
Goodwill....................................................             $3,016
                                                                         ======

(3) Represents the income tax effect of: (a) writing off deferred finance fees on debt retired in connection with the Recapitalization, (b) recording additional non-cash compensation expense due to the accelerated vesting of nonqualified stock options as a result of the Recapitalization, and (c) the recognition of unamortized discount as additional interest expense associated with debt to be retired as a result of the Recapitalization. The amount is comprised of the following:

Write off of deferred finance fees on retired debt..........    $1,139
Additional non-cash compensation expense....................     2,820
Unamortized discount of retired debt........................       874
                                                                ------
        Total...............................................    $4,833
                                                                ======

(4) Represents: (a) deferred finance fees associated with the Recapitalization,
    (b) the write off of deferred finance fees (net of related income tax effect) associated with debt being retired in connection with the Recapitalization, and (c) goodwill associated with the acquisition of CSC in January 1998. The amount is comprised of the following:

Recapitalization related deferred finance fees..............    $11,145
Write off of deferred finance fees on retired debt..........     (2,997)
Goodwill related to CSC acquisition.........................      3,016
                                                                -------
        Total...............................................    $11,164
                                                                =======

(5) Represents the retirement of the existing revolving credit facility as a result of the Recapitalization.

(6) Represents the retirement of the existing credit facility and subordinated notes and the issuance of new debt as a result of the Recapitalization. The amount is comprised of the following:

Retirement of existing debt:
  Term loan.................................................    $(54,274)
  Subordinated notes........................................     (24,700)
  Less: current maturities..................................       1,789
                                                                --------
        Total...............................................     (77,185)
Issuance of new debt:
  Tranche A Term Loan.......................................      27,500
  Tranche B Term Loan.......................................      32,500
  Senior Subordinated Notes due 2008........................     110,000
  Less: estimated current maturities of Term Loans..........      (1,789)
                                                                --------
        Total...............................................    $ 91,026
                                                                ========

(7) Represents the reversal of accrued compensation expense related to nonqualified stock options that were exercised as a result of the Recapitalization.

(8) Represents the effects to stockholder's equity as follows: (a) write off of deferred financing costs on retired debt, (b) the reclassification of accrued stock compensation related to exercised options, (c) additional non-cash compensation expense recognized as a result of the exercise of nonqualified stock options, (d) additional interest expense recorded on retired debt originally issued at a discount, and (e) the Recapitalization as follows:

Write off of deferred financing costs, net of income tax
  effect....................................................    $  (1,858)
Reclassification of accrued stock compensation..............        8,200
Additional non-cash compensation expense, net of income tax
  effect....................................................       (4,602)
Additional interest expense, net of income tax effect.......       (1,426)
Recapitalization related adjustments:
  Transaction costs.........................................         (968)
  Payment to shareholders...................................     (134,656)
  Equity contribution by Holdings net of reinvestment by
    management of $4,270....................................       87,353
                                                                ---------
        Total...............................................    $ (47,957)
                                                                =========

    The actual payment to stockholders was $165.1 million, which reflected the actual amount of debt as of the closing date. The amount of debt is impacted by various factors including seasonality of the Company's operations. Stockholder's equity will be adjusted accordingly.

                          NEBRASKA BOOK COMPANY, INC.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                 LAST TWELVE MONTHS ENDED DECEMBER 31, 1997(1)

                                                         HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                         ----------    -----------    ---------
                                                                 (DOLLARS IN THOUSANDS)
Revenues...............................................   $185,414       $23,761(2)   $209,175
Cost of sales..........................................    116,732        16,399(2)    133,131
                                                          --------       -------      --------
          Gross profit.................................     68,682         7,362        76,044
Operating expenses
  Selling, general, and administrative.................     44,295         4,791(2)     49,086
  Depreciation.........................................      2,487            93(2)      2,580
  Amortization.........................................      5,534           302(3)      5,836
                                                          --------       -------      --------
          Income from operations.......................     16,366         2,176        18,542
Other expenses (income)
  Interest expense.....................................      9,779         6,672(4)     16,451
  Interest income......................................       (440)         (100)(2)      (540)
  Other income.........................................       (409)         (417)(2)      (826)
                                                          --------       -------      --------
          Income (loss) before income taxes............      7,436        (3,979)        3,457
Income tax expense (benefit)...........................      2,996        (1,514)(5)     1,482
                                                          --------       -------      --------
          Income (loss) from continuing
            operations(6)..............................   $  4,440       $(2,465)     $  1,975
                                                          ========       =======      ========

                        FISCAL YEAR ENDED MARCH 31, 1997

                                                         HISTORICAL    ADJUSTMENTS    PRO FORMA
                                                         ----------    -----------    ---------
                                                                 (DOLLARS IN THOUSANDS)
Revenues...............................................   $172,600       $26,129(2)   $198,729
Cost of sales..........................................    110,466        19,098(2)    129,564
                                                          --------       -------      --------
          Gross profit.................................     62,134         7,031        69,165
Operating expenses
  Selling, general, and administrative.................     39,788         5,395(2)     45,183
  Depreciation.........................................      2,706            99(2)      2,805
  Amortization.........................................      4,747           302(3)      5,049
                                                          --------       -------      --------
          Income from operations.......................     14,893         1,235        16,128
Other expenses (income)
  Interest expense.....................................     10,085         6,149(4)     16,234
  Interest income......................................       (561)           (9)(2)      (570)
  Other income.........................................       (390)         (375)(2)      (765)
                                                          --------       -------      --------
          Income (loss) before income taxes............      5,759        (4,530)        1,229
Income tax expense (benefit)...........................      2,325        (1,722)(5)       603
                                                          --------       -------      --------
          Income (loss) from continuing
            operations(6)..............................   $  3,434       $(2,808)     $    626
                                                          ========       =======      ========

  See accompanying notes to the unaudited pro forma statements of operations.

                          NEBRASKA BOOK COMPANY, INC.

                  UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                      NINE MONTHS ENDED DECEMBER 31, 1997

                                                      HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                      ----------     -----------      ---------
                                                               (DOLLARS IN THOUSANDS)
Revenues............................................   $144,922        $16,549(2)     $161,471
Cost of sales.......................................     91,496         12,394(2)      103,890
                                                       --------        -------        --------
          Gross profit..............................     53,426          4,155          57,581
Operating expenses
  Selling, general, and administrative..............     33,788          3,306(2)       37,094
  Depreciation......................................      1,725             62(2)        1,787
  Amortization......................................      4,336            226(3)        4,562
                                                       --------        -------        --------
          Income from operations....................     13,577            561          14,138
Other expenses (income)
  Interest expense..................................      7,473          5,067(4)       12,540
  Interest income...................................       (227)           (81)(2)        (308)
  Other Income......................................       (312)          (358)(2)        (670)
                                                       --------        -------        --------
          Income (loss) before income taxes.........      6,643         (4,067)          2,576
Income tax expense (benefit)........................      2,657         (1,546)(5)       1,111
                                                       --------        -------        --------
          Income (loss) from continuing
            operations(6)...........................   $  3,986        $(2,521)       $  1,465
                                                       ========        =======        ========

                      NINE MONTHS ENDED DECEMBER 31, 1996

                                                      HISTORICAL     ADJUSTMENTS      PRO FORMA
                                                      ----------     -----------      ---------
                                                               (DOLLARS IN THOUSANDS)
Revenues............................................   $132,108        $18,917(2)     $151,025
Cost of sales.......................................     85,230         15,093(2)      100,323
                                                       --------        -------        --------
          Gross profit..............................     46,878          3,824          50,702
Operating expenses
  Selling, general, and administrative..............     29,281          3,910(2)       33,191
  Depreciation......................................      1,944             68(2)        2,012
  Amortization......................................      3,549            226(3)        3,775
                                                       --------        -------        --------
          Income from operations....................     12,104           (380)         11,724
Other expenses (income)
  Interest expense..................................      7,780          4,543(4)       12,323
  Interest income...................................       (349)            11            (338)
  Other income......................................       (293)          (316)(2)        (609)
                                                       --------        -------        --------
          Income (loss) before income taxes.........      4,966         (4,618)            348
Income tax expense (benefit)........................      1,986         (1,754)(5)         232
                                                       --------        -------        --------
          Income (loss) from continuing
            operations(6)...........................   $  2,980        $(2,864)       $    116
                                                       ========        =======        ========

  See accompanying notes to the unaudited pro forma statements of operations.

             NOTES TO UNAUDITED PRO FORMA STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

(1) Information for the last twelve months ended December 31, 1997 represents the summation of the nine months ended December 31, 1997 and the year ended March 31, 1997 information, less the nine months ended December 31, 1996.

(2) Reflects the historical results of the Acquisitions during the nine months ended December 31, 1997 to the extent they were not previously included in the historical results of the Company, as well as the historical results of CSC which was acquired as part of the Recapitalization. The historical amounts of selling, general and administrative expenses have been adjusted by $662, $695, $521 and $488 for the last twelve months ended December 31, 1997, the year ended March 31, 1997 and the nine months ended December 31, 1996 and 1997 respectively, to reflect cost savings as a result of reduced compensation expense as if the Company owned all operations for all respective periods.

(3) Reflects amortization of goodwill from the CSC acquisition over a 10 year period.

(4) Adjusts interest expense to reflect the effect of the Acquisitions and the Recapitalization:

                                                                                      LAST
                                           NINE MONTHS ENDED        FISCAL YEAR   TWELVE MONTHS
                                      ---------------------------      ENDED          ENDED
                                      DECEMBER 31,   DECEMBER 31,    MARCH 31,    DECEMBER 31,
                                          1996           1997          1997           1997
                                      ------------   ------------   -----------   -------------
Tranche A Term Loans(a).............    $ 1,650        $ 1,650        $ 2,200        $ 2,200
Tranche B Term Loans(b).............      2,011          2,011          2,681          2,681
Senior Subordinated Notes(c)........      7,219          7,219          9,625          9,625
Amortization of deferred financing
  costs.............................      1,150          1,150          1,533          1,533
Historical interest of acquired
  bookstores........................        105             73            125             93
                                        -------        -------        -------        -------
Total...............................     12,135         12,103         16,164         16,132
Less: interest on retired debt......      7,592          7,036         10,015          9,460
                                        -------        -------        -------        -------
Adjustment to interest expense......    $ 4,543        $ 5,067        $ 6,149        $ 6,672
                                        =======        =======        =======        =======

---------------

     (a) Interest is calculated at an effective rate of 8.00% for the period indicated.

     (b) Interest is calculated at an effective rate of 8.25% for the period indicated.

     (c) Interest is calculated at an effective rate of 8.75% for the period indicated.

(5) Adjusts income tax expense to reflect the effect of pro forma adjustments that affect taxable income at an assumed effective tax rate of 38%.

(6) The pro forma statements of operations do not reflect the impact of certain non-recurring charges directly related to the Recapitalization:

 Write off of deferred financing fees on retired debt, net of income tax effect.........................................  $1,858
 Non-cash stock based compensation expense from the exercise
   of nonqualified stock options, net of income tax effect...   4,602
 Write off of discount on retired debt, net of income tax
   effect....................................................   1,426
                                                               ------
           Total.............................................  $7,886
                                                               ======

                       SELECTED HISTORICAL FINANCIAL DATA

     The following table sets forth selected historical financial and other data of the Company as of and for the three fiscal years ended March 31, 1995, the five and seven month periods ended August 31, 1995 and March 31, 1996, respectively, the fiscal year ended March 31, 1997, and the nine month periods ended December 31, 1996 and December 31, 1997. The selected historical financial data for the three fiscal years ended March 31, 1995, the five and seven month periods ended August 31, 1995 and March 31, 1996, respectively, and the fiscal year ended March 31, 1997, were derived from the audited financial statements of the Company. The selected financial data for the nine month periods ended December 31, 1996 and December 31, 1997 have been derived from the Company's unaudited financial statements. In the opinion of the Company's management, the interim financial information has been prepared on the same basis of accounting and contains those adjustments, consisting of only normal recurring adjustments, necessary to present fairly the data for such periods. The results for the nine month period ended December 31, 1997 are not necessarily indicative of the results to be expected for the fiscal year ending March 31, 1998 or for any future periods. The following table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements of the Company and the related notes thereto included herein.

                                                                    FIVE        SEVEN      FISCAL
                                                                   MONTHS      MONTHS       YEAR       NINE MONTHS ENDED
                                 FISCAL YEARS ENDED MARCH 31,      ENDED        ENDED       ENDED        DECEMBER 31,
                                ------------------------------   AUGUST 31,   MARCH 31,   MARCH 31,   -------------------
                                  1993       1994       1995        1995       1996(1)      1997        1996       1997
                                --------   --------   --------   ----------   ---------   ---------   --------   --------
                                                                 (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues......................  $136,695   $139,437   $149,227    $83,328     $  79,423   $172,600    $132,108   $144,922
Cost of sales.................    87,630     90,657     96,317     52,753        51,866    110,466      85,230     91,496
                                --------   --------   --------    -------     ---------   --------    --------   --------
        Gross profit..........    49,065     48,780     52,910     30,575        27,557     62,134      46,878     53,426
Operating expenses:
  Selling, general, and
    administrative............    31,644     33,063     35,325     14,729        22,599     39,788      29,281     33,788
  Depreciation................     1,944      1,754      1,889        872           904      2,706       1,944      1,725
  Amortization................        --         --         --         --         2,653      4,747       3,549      4,336
                                --------   --------   --------    -------     ---------   --------    --------   --------
Income from operations........    15,477     13,963     15,696     14,974         1,401     14,893      12,104     13,577
Other expenses (income).......
  Interest expense............       704        616        766        952         5,641     10,085       7,780      7,473
  Interest income.............      (155)      (180)      (224)       (51)         (433)      (561)       (349)      (227)
  Other income(2).............      (348)      (563)      (416)      (469)         (339)      (390)       (293)      (312)
                                --------   --------   --------    -------     ---------   --------    --------   --------
        Income (loss) before
          income taxes........    15,276     14,090     15,570     14,542        (3,468)     5,759       4,966      6,643
Income tax expense
  (benefit)...................     5,550      5,383      5,950      5,583          (967)     2,325       1,986      2,657
                                --------   --------   --------    -------     ---------   --------    --------   --------
        Net income (loss).....  $  9,726   $  8,707   $  9,620    $ 8,959     $  (2,501)  $  3,434    $  2,980   $  3,986
                                ========   ========   ========    =======     =========   ========    ========   ========
OTHER DATA:
EBITDA(3).....................  $ 17,769   $ 16,280   $ 18,001    $16,315     $   5,379   $ 23,033    $ 18,113   $ 20,273
Net cash flows from operating
  activities..................     9,087     10,338     10,009      1,643         3,423     10,774     (14,657)   (22,042)
Net cash flows from financing
  activities..................    (6,809)    (9,809)    (2,087)       437       116,063     (7,471)     11,482     24,762
Net cash flows from investing
  activities..................    (2,278)    (1,029)    (8,255)       371      (109,385)    (3,427)     (1,330)    (7,441)
Capital expenditures..........     2,175      1,374      8,260        801           838      2,243       1,359      2,887
Business acquisition
  expenditures(4).............        --         --        100         --           551      1,252          22      4,593
Ratio of earnings to fixed
  charges(5)(6)...............       9.5x       8.9x       8.5x        NM           2.3x       1.5x        1.5x       1.7x
Pro forma ratio of earnings to
  fixed charges(5)(7).........                                                                 1.1x                   1.2x
Number of bookstores open at
  end of the period...........        27         29         34         35            38         46          40         54
BALANCE SHEET DATA (AT END OF
  PERIOD):
Cash and cash equivalents.....  $  3,123   $  2,623   $  2,291    $ 4,741     $  10,101   $  9,977    $  5,596   $  5,256
Working capital...............    38,795     39,118     32,781     43,879        52,469     55,936      58,085     57,968
Total assets..................    65,525     65,857     75,179     92,505       129,023    127,169     145,450    156,350
Total debt, including current
  maturities..................     2,836      1,027      8,940      9,376        86,712     79,524      98,402    104,363
Stockholder's equity..........    52,941     53,648     53,269     62,228        28,263     31,697      31,242     35,830

---------------
(1) Effective September 1, 1995, Holdings purchased all the outstanding capital stock of the Company in a transaction accounted for as a purchase business combination. Following this acquisition, the results of operations of the Company contained higher interest cost due to the financing of the acquisition and higher amortization expense for goodwill and other intangibles created by the acquisition.

(2) Other income primarily represents recurring income from ancillary activities of the Company.

(3) EBITDA is defined as income from operations plus other income, depreciation, amortization and non-cash charges relating to stock based compensation expense in the amounts of $82 and $297 for the seven months ended March 31, 1996 and the year ended March 31, 1997, respectively and $223 and $323 for the nine months ended December 31, 1996 and 1997, respectively. The Company believes that EBITDA provides additional information for determining its ability to meet debt service requirements. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles, and EBITDA does not necessarily indicate whether cash flow will be sufficient for cash requirements. EBITDA should not be considered by investors as an indicator of cash flows from operating activities, investing activities and financing activities as determined in accordance with generally accepted accounting principles. Items excluded from EBITDA, such as depreciation and amortization, are significant components in understanding and assessing the Company's financial performance. EBITDA measures presented may not be comparable to similarly titled measures presented by other issuers.

(4) Business acquisition expenditures represent established businesses purchased by the Company.

(5) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of interest expense, which includes the amortization of deferred debt issuance costs and the interest portion of the Company's rent expense.

(6) For purposes of the ratio of earnings to fixed charges, the operating results for the five months ended August 31, 1995 and the seven months ended March 31, 1996 have been combined in order to calculate the applicable data for the twelve months ended March 31, 1996.

(7) Pro forma interest expense gives effect to the Acquisitions and the Recapitalization as if they had occurred on April 1, 1996.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company participates in the college bookstore industry by providing used textbooks to college bookstores, by operating its own college bookstores, by providing independent and institution-owned college bookstores with purchasing, management consulting and information systems services, and by distributing distance education materials. The Company began operations in 1915 as a single college bookstore in Lincoln, Nebraska. The Company entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, the Company became a national, rather than regional, wholesaler of used textbooks as a result of its purchase of The College Book Company of California. During the 1970s the Company continued its focus on the wholesale business. However, realizing the synergies that exist between the wholesale and college bookstore operations, in the 1980s it expanded its efforts in the college bookstore market with a new strategy. Under this new strategy, the Company operates bookstores on or near larger campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where the Company does not have a significant wholesale presence. Today, the Company services the college bookstore industry through its wholesale, college bookstore and services operations.

     The Company was acquired by Holdings in a leveraged buyout in September 1995. Holdings was formed for the purpose of acquiring all of the outstanding capital stock of the Company. Since the 1995 Transaction, and as part of the new owner's operating strategy, management has focused on expanding its bookstore and services operations to improve the overall growth of the Company and to enhance its wholesale operations. Since the 1995 Transaction, the Company has opened 20 college bookstores and expanded its wholesale and services operations.

     In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. Through the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually. CSC also provides the Company with increased contact with bookstores from which the Company will seek to source additional used textbooks.

RESULTS OF OPERATIONS

     The following table sets forth the comparative statements of operations that are the basis of discussion below. For purposes of these tables, fiscal 1996 results are the summation of the five months ended August 31, 1995 for the Company prior to the 1995 Transaction and the seven months ended March 31, 1996 for the Company subsequent to the 1995 Transaction.

                                                     FIVE        SEVEN     COMBINED
                                        YEAR        MONTHS      MONTHS       YEAR        YEAR       NINE MONTHS ENDED
                                        ENDED       ENDED        ENDED       ENDED       ENDED        DECEMBER 31,
                                      MARCH 31,   AUGUST 31,   MARCH 31,   MARCH 31,   MARCH 31,   -------------------
                                        1995         1995        1996        1996        1997        1996       1997
                                      ---------   ----------   ---------   ---------   ---------   --------   --------
                                                                   (DOLLARS IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenues:
  Wholesale.........................  $ 75,747     $54,328      $27,350    $ 81,678    $ 84,487    $ 73,879   $ 79,178
  College bookstores................    77,667      33,024       52,396      85,420      92,508      61,687     69,561
  Services..........................     2,769       1,905        1,599       3,504       4,922       3,881      7,316
  Intercompany eliminations.........    (6,956)     (5,929)      (1,922)     (7,851)     (9,317)     (7,339)   (11,133)
                                      --------     -------      -------    --------    --------    --------   --------
    Total revenues..................   149,227      83,328       79,423     162,751     172,600     132,108    144,922
Cost of sales.......................    96,317      52,753       51,866     104,619     110,466      85,230     91,496
                                      --------     -------      -------    --------    --------    --------   --------
    Gross profit....................    52,910      30,575       27,557      58,132      62,134      46,878     53,426
Operating expenses:
  Selling, general and
    administrative..................    35,325      14,729       22,599      37,328      39,788      29,281     33,788
  Depreciation......................     1,889         872          904       1,776       2,706       1,944      1,725
  Amortization......................        --          --        2,653       2,653       4,747       3,549      4,336
                                      --------     -------      -------    --------    --------    --------   --------
    Operating income................    15,696      14,974        1,401      16,375      14,893      12,104     13,577
Other expenses (income):
  Interest expense, net.............       542         901        5,208       6,109       9,524       7,431      7,246
  Other income......................      (416)       (469)        (339)       (808)       (390)       (293)      (312)
                                      --------     -------      -------    --------    --------    --------   --------
    Income (loss) before income
      taxes.........................    15,570      14,542       (3,468)     11,074       5,759       4,966      6,643
Income tax expense (benefit)........     5,950       5,583         (967)      4,616       2,325       1,986      2,657
                                      --------     -------      -------    --------    --------    --------   --------
    Net income (loss)...............  $  9,620     $ 8,959      $(2,501)   $  6,458    $  3,434    $  2,980   $  3,986
                                      ========     =======      =======    ========    ========    ========   ========

     The following sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's statements of operations for the fiscal periods shown below:

                                                 FIVE         SEVEN      COMBINED                   NINE MONTHS
                                   YEAR         MONTHS       MONTHS        YEAR         YEAR           ENDED
                                   ENDED        ENDED         ENDED        ENDED        ENDED       DECEMBER 31,
                                 MARCH 31,    AUGUST 31,    MARCH 31,    MARCH 31,    MARCH 31,    --------------
                                   1995          1995         1996         1996         1997       1996     1997
                                 ---------    ----------    ---------    ---------    ---------    -----    -----
STATEMENT OF OPERATIONS DATA:
Revenues:
  Wholesale....................     50.8%        65.2%         34.4%        50.2%        48.9%      55.9%    54.6%
  College bookstores...........     52.0         39.6          66.0         52.5         53.6       46.7     48.0
  Services.....................      1.9          2.3           2.0          2.1          2.9        2.9      5.1
  Intercompany eliminations....     (4.7)        (7.1)         (2.4)        (4.8)        (5.4)      (5.5)    (7.7)
                                   -----        -----         -----        -----        -----      -----    -----
    Total revenues.............    100.0        100.0         100.0        100.0        100.0      100.0    100.0
Cost of sales..................     64.5         63.3          65.3         64.3         64.0       64.5     63.1
                                   -----        -----         -----        -----        -----      -----    -----
    Gross profit...............     35.5         36.7          34.7         35.7         36.0       35.5     36.9
Operating expenses:
  Selling, general and
    administrative.............     23.7         17.7          28.5         22.9         23.1       22.1     23.3
  Depreciation.................      1.3          1.0           1.1          1.1          1.6        1.5      1.2
  Amortization.................       --           --           3.3          1.6          2.7        2.7      3.0
                                   -----        -----         -----        -----        -----      -----    -----
    Operating income...........     10.5         18.0           1.8         10.1          8.6        9.2      9.4
Other expenses (income):
  Interest expense, net........      0.4          1.1           6.6          3.8          5.5        5.6      5.0
  Other income.................     (0.3)        (0.6)         (0.4)        (0.5)        (0.2)      (0.2)    (0.2)
                                   -----        -----         -----        -----        -----      -----    -----
    Income (loss) before income
      taxes....................     10.4         17.5          (4.4)         6.8          3.3        3.8      4.6
Income tax expense (benefit)...      4.0          6.7          (1.2)         2.8          1.3        1.5      1.8
                                   -----        -----         -----        -----        -----      -----    -----
    Net income (loss)..........      6.4%        10.8%         (3.2)%        4.0%         2.0%       2.3%     2.8%
                                   =====        =====         =====        =====        =====      =====    =====

NINE MONTHS ENDED DECEMBER 31, 1997 COMPARED WITH NINE MONTHS ENDED DECEMBER 31, 1996.

     Revenues. Revenues for the nine months ended December 31, 1997 increased $12.8 million, or 9.7%, to $144.9 million from $132.1 million for the nine months ended December 31, 1996. This increase was due to a $5.3 million, or 7.2%, increase in wholesale sales, a $7.9 million, or 12.8%, increase in college bookstore sales and a $3.4 million increase in revenue related to complementary services. Wholesale sales for the nine months ended December 31, 1997 increased to $79.2 million from $73.9 million for the nine months ended December 31, 1996, due primarily to publisher price increases and unit volume sales growth. In part, this unit growth resulted from an increase in the number of college bookstores operated by the Company, which increased the Company's ability to procure book inventory. College bookstore sales for the nine months ended December 31, 1997 increased to $69.6 million from $61.7 million for the nine months ended December 31, 1996. The increase in college bookstore sales was a result of the eight stores opened or acquired in fiscal 1998 and the full period effect of the stores which were opened or acquired in fiscal 1997. These increases were partially offset by a decrease in same store sales of 0.7% due primarily to (i) major renovation at the Company's second largest bookstore which temporarily reduced the store's selling space and (ii) a reduction in sales of college football championship merchandise at the University of Nebraska bookstore. Sales related to complementary services for the nine months ended December 31, 1997 increased to $7.3 million from $3.9 million for the nine months ended December 31, 1996 primarily as a result of the acquisition of Specialty Books. As the Company's wholesale and college bookstore operations have grown, the Company's intercompany transactions have also increased.

     Gross profit. Gross profit for the nine months ended December 31, 1997 increased $6.5 million, or 14%, to $53.4 million from $46.9 million for the nine months ended December 31, 1996. This increase was primarily due to higher revenues combined with an increase in gross margin. Gross profit as a percentage of revenues for the nine months ended December 31, 1997 increased to 36.9% from 35.5% for the nine months ended December 31, 1996. This increase was primarily due to an increase in used textbook sales through the Company's bookstores, which generate a higher gross margin for the Company.

     Selling, general and administrative expenses. Selling, general and administrative expenses for the nine months ended December 31, 1997 increased $4.5 million, or 15.4%, to $33.8 million from $29.3 million for the nine months ended December 31, 1996. Selling, general and administrative expenses as a percentage of revenues increased to 23.3% for the nine months ended December 31, 1997 from 22.1% for the nine months ended December 31, 1996. These increases resulted primarily from the higher expense base associated with the Company's expansion of its college bookstore operations in fiscal 1998 and the full year effect of the fiscal 1997 bookstore expansion.

     Amortization expense. Amortization expense for the nine months ended December 31, 1997 increased $0.8 million, or 22.2%, to $4.3 million from $3.5 million for the nine months ended December 31, 1996. While amortization expense primarily relates to the goodwill and other intangibles created in the 1995 Transaction, the increase resulted from the incremental goodwill associated with business acquisitions that occurred during fiscal 1997 and fiscal 1998.

     Operating income. Operating income for the nine months ended December 31, 1997 increased $1.5 million, or 12.2%, to $13.6 million from $12.1 million for the nine months ended December 31, 1996. Operating income as a percentage of revenues increased to 9.4% in the nine months ended December 31, 1997 from 9.2% for the nine months ended December 31, 1996.

     Interest expense, net. Interest expense, net for the nine months ended December 31, 1997 decreased $0.2 million, or 2.5%, to $7.2 million from $7.4 million for the nine months ended December 31, 1996. The decrease is primarily the result of lower long-term debt balances resulting from debt repayments.

FISCAL YEAR ENDED MARCH 31, 1997 COMPARED WITH THE COMBINED FISCAL YEAR ENDED MARCH 31, 1996.

     Revenues. Revenues for fiscal 1997 increased $9.8 million, or 6.1%, to $172.6 million from $162.8 million for fiscal 1996. This increase was due to a $2.8 million, or 3.4%, increase in wholesale sales, a $7.1 million, or 8.3%, increase in college bookstore sales and a $1.4 million increase in revenues related to complementary services. Wholesale sales for fiscal 1997 increased to $84.5 million from $81.7 million for fiscal 1996. This increase in wholesale sales was due primarily to publisher price increases. College bookstore sales for fiscal 1997 increased to $92.5 million from $85.4 million for fiscal 1996. The increase in college bookstore sales was a result of same store sales increases of 4.3% combined with the nine bookstores opened or acquired during fiscal 1997 and the full year effect of stores opened or acquired in fiscal 1996. As the Company's wholesale and college bookstore operations have grown, the Company's intercompany transactions have also increased.

     Gross profit. Gross profit for fiscal 1997 increased $4.0 million, or 6.9%, to $62.1 million from $58.1 million for fiscal 1996. This increase was primarily due to higher revenues, combined with an increase in gross margin. Gross margin for fiscal 1997 increased to 36.0% from 35.7% for fiscal 1996. The increase was primarily due to an increase in used textbook sales through the Company's bookstores, which generate a higher gross margin for the Company.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1997 increased $2.5 million, or 6.6%, to $39.8 million from $37.3 million for fiscal 1996. Selling, general and administrative expenses as a percentage of revenues increased to 23.1% for fiscal 1997 from 22.9% for fiscal 1996. These increases resulted primarily from the higher expense base associated with the Company's expansion of its college bookstore operations in fiscal 1997 and the full year effect of the fiscal 1996 bookstore expansion.

     Amortization expense. Amortization expense for the fiscal year ended March 31, 1997 increased $2.1 million to $4.7 million from $2.7 million for the fiscal year ended March 31, 1996. This increase resulted primarily from the full year of the amortization of goodwill and other intangibles created in the 1995 Transaction.

     Operating income. Operating income for fiscal 1997 decreased $1.5 million, or 9.1%, to $14.9 million from $16.4 million for fiscal 1996. Operating income as a percentage of revenues decreased to 8.6% for fiscal 1997 from 10.1% for fiscal 1996. These decreases are primarily the result of the increase in depreciation and amortization as a result of purchase accounting adjustments in the 1995 Transaction.

     Interest expense, net. Interest expense, net for fiscal 1997 increased by $3.4 million to $9.5 million from $6.1 million for fiscal 1996 as a result of a full year of interest on the debt used to partially finance the 1995 Transaction.

COMBINED FISCAL YEAR ENDED MARCH 31, 1996 COMPARED WITH FISCAL YEAR ENDED MARCH 31, 1995

     Revenues. Revenues for fiscal 1996 increased $13.6 million, or 9.1%, to $162.8 million from $149.2 million for fiscal 1995. This increase was due to a $5.9 million, or 7.8%, increase in wholesale sales, a $7.7 million, or 10.0%, increase in college bookstore sales and a $0.7 million increase in revenues related to complementary services. Wholesale sales for fiscal 1996 increased to $81.7 million from $75.7 million for fiscal 1995. The increase in wholesale sales was due primarily to publisher price increases and unit volume sales growth. In part, this unit growth resulted from an increase in the number of college bookstores operated by the Company which increased the Company's ability to procure book inventory. College bookstore sales for fiscal 1996 increased to $85.4 million from $77.7 million for fiscal 1995. This increase was primarily a result of same store sales increases of 5.1% and the incremental volume provided by four stores opened or acquired in fiscal 1996 and the full year effect of the stores opened or acquired in fiscal 1995. As the Company's wholesale and college bookstore operations have grown, the Company's intercompany transactions have also increased.

     Gross profit. Gross profit for fiscal 1996 increased $5.2 million, or 9.9%, to $58.1 million from $52.9 million for fiscal 1995. This increase was primarily due to higher revenues in the Company's wholesale and college bookstore operations. Gross profit as a percentage of revenues increased slightly to 35.7% for fiscal 1996 from 35.5% for fiscal 1995. The increase was primarily due to improved margins in the Company's wholesale operations.

     Selling, general and administrative expenses. Selling, general and administrative expenses for fiscal 1996 increased $2.0 million, or 5.7%, to $37.3 million from $35.3 million for fiscal 1995. This increase resulted primarily from the higher expense base associated with the Company's expansion of its college bookstore operations in fiscal 1996 and the full year effect of the fiscal 1995 bookstore expansion. Selling, general and administrative expenses as a percentage of revenues declined to 22.9% in fiscal 1996 from 23.7% for fiscal 1995, primarily due to a reduction of administrative and support costs which were effected subsequent to the 1995 Transaction.

     Amortization expense. Amortization expense for fiscal 1996 was $2.7 million. This expense resulted from the amortization of goodwill and other intangibles created in the 1995 Transaction.

     Operating income. Operating income for fiscal 1996 increased $0.7 million, or 4.3%, to $16.4 million from $15.7 million for fiscal 1995. Operating income as a percentage of revenues decreased to 10.1% for fiscal 1996 from 10.5% for fiscal 1995.

     Interest expense, net. Interest expense, net for fiscal 1996 increased $5.6 million to $6.1 million from $0.5 million for fiscal 1995 due to the increased level of debt incurred to partially finance the 1995 Transaction.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's primary liquidity requirements are for debt service under the Credit Facilities, the Notes and other outstanding indebtedness, for working capital, and for capital expenditures. The Company has historically funded these requirements primarily through internally generated cash flow and funds borrowed under the Company's credit facilities. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company's total indebtedness would have been approximately $170.6 million, consisting of $60.0 million in Term Loans, $110.0 million of the Notes, and $0.6 million of other indebtedness. To provide additional financing to fund the Recapitalization, Holdings raised a total of $95.0 million, consisting of gross proceeds of approximately $45.0 million from the sale of Holdings Senior Discount Debentures, $45.7 million through the sale to HWH of Holdings Common Stock (representing 91.4% of the outstanding Holdings Common Stock), and $4.3 million from the reinvestment in Holdings Common Stock by senior management of the Company.

     Principal and interest payments under the Credit Facilities and the Notes represent significant liquidity requirements for the Company. Under the terms of the Term Loans the Company is required to make principal payments totaling approximately $1.3 million in fiscal 1999, $3.1 million in fiscal 2000, $4.4 million in fiscal 2001, $6.3 million in fiscal 2002, and $6.8 million in fiscal 2003. Loans under the Credit Facility bear interest at floating rates based upon the interest rate option selected by the Company. Under the terms of the Credit Facility, the Company is required to purchase and maintain interest rate protection with respect to 50% of the Term Loans for three years. For a description of the Credit Facilities, see "Description of Senior Indebtedness."

     The Holdings Senior Discount Debentures will mature on February 15, 2009. Cash interest will not accrue on the Holdings Senior Discount Debentures prior to February 15, 2003. Thereafter, interest on the Holdings Senior Discount Debentures will be payable semi-annually in cash.

     The Company's capital expenditures were $8.3 million, $1.6 million, $2.2 million and $2.9 million in fiscal 1995, fiscal 1996, fiscal 1997 and the nine months ended December 31, 1997, respectively. In fiscal 1995, the Company spent approximately $3.4 million to open a new warehouse in Lincoln, Nebraska. For the nine months ended December 31, 1997, the Company spent $1.0 million for the purchase and upgrade of automation equipment and $0.7 million to renovate its second largest bookstore. The Company estimates that for the remainder of fiscal 1998 and for fiscal 1999, approximately $0.3 million and $2.5 million, respectively, of capital expenditures will be required, primarily for maintenance. Capital expenditures consist primarily of bookstore opening costs, bookstore renovations and miscellaneous maintenance requirements. The Company believes that as a result of the availability of excess capacity in its distribution facilities, it will be able to pursue its strategy over the next several years without making significant additional capital expenditures to expand capacity. The Company's ability to make capital expenditures is subject to certain restrictions under the Credit Agreement. See "Description of Senior Indebtedness."

     Business acquisition expenditures were $0.1 million, $0.6 million, $1.3 million and $4.6 million in fiscal 1995, fiscal 1996, fiscal 1997 and the nine months ended December 31, 1997, respectively. Significant businesses acquired since fiscal 1995 have included Specialty Books, SCB and other bookstores located in Arizona, Texas and Oklahoma. In January 1998, the Company acquired CSC for approximately $4.0 million. The Company estimates that for fiscal 1999, it will spend approximately $2.0 million on business acquisition expenditures.

     The Company's principal sources of cash to fund its liquidity needs will be net cash from operating activities and borrowings under the Revolving Credit Facility. Net cash provided from operating activities for fiscal 1997 was $10.8 million, an increase of $5.7 million from $5.1 million in fiscal 1996, primarily as a result of lower uses of cash in fiscal 1997 to fund increases in accounts receivable and inventory. Net cash used in operating activities for the nine months ended December 31, 1997 was $22.0 million, an increase of $7.4 million from a $14.7 million use of cash in the nine months ended December 31, 1996. This increase primarily resulted from higher inventories in college bookstores and the Company's improved procurement of used book inventory. Due to the seasonal nature of the Company's operations, net cash flows from operating activities for the first nine months of the Company's fiscal year represent a significant use of cash which is typically funded through revolving credit borrowings.

     As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Revolving Credit Facility would have been undrawn and $50.0 million would have been available to be drawn. Amounts available under the Revolving Credit Facility may be used for working capital and general corporate purposes (including up to $10.0 million for letters of credit), subject to certain limitations under the Credit Agreement.

SEASONALITY

     The Company's wholesale and bookstore operations experience two distinct selling periods and the wholesale operations experiences two distinct buying periods. The peak selling periods for the wholesale operations occur prior to the beginning of each school semester in August and December. The buying periods for the wholesale operations occur at the end of each school semester in late December and May. In fiscal 1997, approximately 44% of the Company's annual revenues occurred in the second fiscal quarter (July-September), while approximately 23% of the Company's annual revenues occurred in the fourth fiscal quarter (January-March). The primary selling periods for the bookstore operations are in September and January. Accordingly, the Company's working capital requirements fluctuate throughout the year, increasing substantially at the end of each semester, in May and December, as a result of the buying periods. The Company funds its working capital requirements primarily through a revolving credit facility, which historically has been paid down in full at the end of the Company's fiscal year.

IMPACT OF INFLATION

     The Company's results of operations and financial condition are presented based upon historical costs. While it is difficult to accurately measure the impact of inflation due to the imprecise nature of the estimates required, the Company believes that the effects of inflation, if any, on its results of operations and financial condition have been minor. However, there can be no assurance that during a period of significant inflation, the Company's results of operations would not be adversely affected.

IMPACT OF YEAR 2000

     Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those programs recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Issue"). This problem could cause a system failure or miscalculations resulting in disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

     The Company has completed an assessment of the impact of the Year 2000 Issue on its operations, and has been modifying and will continue to modify and replace portions of its software so that its internal computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company has been addressing the Year 2000 Issue consistently as part of its regular program of updating and rewriting its internal corporate applications during the last seven years. As a result, all of the Company's own retail applications have been modified completely. The only remaining internal corporate application that remains to be replaced is the general ledger application, which the Company is currently in the process of addressing by evaluating commercial software solutions. The company expects the cost to replace its current general ledger software with a commercial application that is "Year 2000 compliant" will be less than $50,000. The Company plans to have such a new application in place by the fall of 1998. Because the Company has addressed the Year 2000 Issue over the years as a part of the general upgrading and updating of corporate applications, there has been little cost in terms of both time and expense specifically attributable to addressing this issue.

     Although the Company's assessment did not address its exposure to third parties' (e.g., vendors' and customers') failures to correct systems for the Year 2000 Issue, the Company believes that there is not a material risk to the Company's business relating to such failures, because most of its customers use Company software which has already been corrected and, based on conversations with its vendors and information provided in trade publications, the Company believes that its vendors are taking steps to address the Year 2000 Issue. Nonetheless, there can be no guarantee that the systems of other companies on which the Company's systems rely will be timely corrected.

                                    BUSINESS

GENERAL

     The Company is one of the largest wholesale distributors of used college textbooks in North America, offering approximately 90,000 textbook titles and selling more than 7.1 million books annually at approximately 2,000 college campuses. In addition, the Company owns or manages 54 bookstores on or adjacent to college campuses through which it sells a variety of new and used textbooks and general merchandise. The Company also distributes new textbooks to college bookstores and is a leading provider of distance education materials to students in nontraditional courses, which include correspondence and corporate education courses. Furthermore, the Company provides the college bookstore industry with a variety of services including in-store promotions, buying programs, marketing services and proprietary information systems. With origins dating to 1915, the Company has built a consistent reputation for excellence in order fulfillment, shipping performance and customer service. On a pro forma basis, for the twelve months ended December 31, 1997, the Company's revenues and EBITDA (as defined) would have been $209.2 million and $28.2 million, respectively.

     The Company entered the wholesale used textbook market following World War II, when the supply of new textbooks could not meet the demand created by the return of ex-GI students. In 1964, the Company became a national, rather than regional, wholesaler of used textbooks as a result of its purchase of The College Book Company of California. During the 1970's the Company continued its focus on the wholesale business. However, realizing the synergies that exist between the wholesale and college bookstore operations in the 1980's it expanded its efforts in the college bookstore market with a new strategy. Under this new strategy the Company operates bookstores on or near larger campuses, typically where the institution-owned college bookstore is contract-managed by a competitor or where the Company does not have a significant wholesale presence. Today, the Company services the college bookstore industry through its wholesale, college bookstore and services operations.

     According to the National Association of College Stores, in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other educational materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. The National Center for Education Statistics estimates the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     Sales of textbooks to college stores have grown at a compound annual rate of 5.4% from $2.3 billion in sales in 1990 to $3.0 billion in 1995, as estimated by Cowles/Simba Information Inc. Over the same period, Cowles/Simba Information Inc. estimated that sales of used textbooks have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The Company considers itself well positioned to capitalize on these opportunities because of its leading market position, its strong customer relationships, its broad product and service offerings and its superior order fulfillment capabilities. These factors have also contributed to the strong, stable growth of the Company. The following chart illustrates the Company's consistent revenue growth over the last 20 fiscal years, even during economic downturns, resulting in a compound annual growth rate of over 10%.

                           [FISCAL YEARS SALES GRAPH]

     WHOLESALE. The Company is one of the largest wholesale distributors of used college textbooks in North America. Its wholesale operations consist primarily of selling used textbooks to college bookstores, buying them back from students or college bookstores at the end of each school semester and then reselling them to college bookstores. The Company purchases used textbooks from and resells them to college bookstores at many of the nation's largest college campuses, including: University of Texas, University of Southern California, Indiana University, University of Florida, University of Arizona, Brigham Young University, University of Washington and University of Minnesota. Historically, because the demand for used textbooks has consistently outpaced supply, the Company's wholesale sales have been determined primarily by the amount of used textbooks that it could purchase. The Company's strong relationships with the management of approximately 2,000 independently-owned college bookstores have provided important access to valuable market information regarding the campus-by-campus supply and demand of textbooks, as well as an ability to procure large quantities of a wide variety of textbooks. The Company provides a proprietary Buyer's Guide to its customers, which lists over 36,000 textbook titles with such details as author, new copy retail price and the Company's repurchase price. With the January 1998 acquisition of CSC, the Company intends to significantly expand its wholesale distribution of new textbooks.

     COLLEGE BOOKSTORES. College bookstores are the primary outlets for sales of new and used textbooks to students. The Company operates 54 college bookstores on or adjacent to college campuses of which eight are managed by the Company at institution-owned stores (i.e., contract-managed). Its college bookstores are located at some of the nation's largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Cornell University, Baylor University, Oklahoma State University, University of Tennessee and Ohio University. In addition to generating profits, the Company's college bookstore operations provide an exclusive source of used textbooks for sale across the Company's wholesale distribution network. The Company generally focuses its college bookstore operations at colleges where the Company otherwise would not have a significant representation.

     SERVICES. In the last year, the Company has completed two acquisitions representing new initiatives for it in the college bookstore industry. In January 1998, the Company acquired CSC, a centralized buying service for over 500 college bookstores across the United States. Through the enhanced purchasing power of such a large group of bookstores, participating bookstores are able to purchase certain books and general merchandise at lower prices than those that would be paid by the stores individually. CSC also provides the Company with increased contact with bookstores from which the Company will seek to source additional used textbooks. With its acquisition of Specialty Books in May 1997, the Company entered the distance education market, which consists of providing education materials to students in nontraditional college and other courses (such as correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet). Other services offered to college bookstores include the sale of computer hardware and software, such as the Company's turnkey bookstore management software, and related maintenance contracts. These services generate revenue and assist the Company in enhancing and developing customer relationships.

BUSINESS STRATEGY

     The Company's objective is to strengthen its position as a leading provider of products and services to the college bookstore market, thereby increasing revenue and cash flow. In order to accomplish its goal, the Company intends to pursue the following strategies:

     ENHANCE GROWTH IN WHOLESALE OPERATIONS. The Company expects the stable growth of its wholesale operations to continue, primarily as a result of an expected increase in college enrollments and increased utilization of used textbooks, as well as through the expansion of its own college bookstore network. The Company's enhanced presence as a distributor of new textbooks (resulting from its CSC acquisition) is also expected to positively impact the Company's wholesale operations.

     CAPITALIZE ON COLLEGE BOOKSTORE OPPORTUNITIES. The Company intends to expand sales for its college bookstore operations by acquiring and opening bookstores at selected college campuses, increasing its contract-managed store base and offering additional specialty products and services at its existing bookstores. The Company also believes there are significant opportunities to improve cash flow at its college bookstores by reducing certain selling, general and administrative expenses and by realizing economies of scale through increased purchasing power for textbooks and general merchandise as a result of its affiliation with CSC.

     PURSUE ADDITIONAL GROWTH OPPORTUNITIES. The Company intends to aggressively pursue selected growth opportunities in several related markets, including:

          - Complementary Services. The Company believes that its acquisition of CSC will greatly enhance the Company's sales and marketing capabilities, bolstering growth and positioning the Company as a dominant full-service provider within the college bookstore industry, by increasing its sources of used textbooks and providing access to CSC's marketing programs and capabilities.

          - Distance Education. The distance education market is growing due to the increased popularity of correspondence courses, continuing and corporate education courses and courses offered through electronic media such as the Internet. Through its acquisition of Specialty Books, the Company believes that it is well positioned to take advantage of this growth trend.

INDUSTRY OVERVIEW

     According to The National Association of College Stores, in the academic year 1995-1996 approximately 4,600 college stores generated a total of $7.9 billion in annual sales to college students and other consumers in North America. Sales of textbooks and other education materials used for classroom instruction comprised approximately 64% of this amount. The Company expects this market will grow as a result of anticipated increases in enrollment at U.S. colleges. The National Center for Education Statistics estimates the college population will grow by approximately 2.0 million students from 14.4 million in 1996 to 16.4 million in 2006, primarily as a result of children of the baby boom generation entering the college population.

     WHOLESALE TEXTBOOK MARKET. Sales of textbooks to college stores, have grown at a compound annual rate of 5.4%, from $2.3 billion in sales in 1990 to $3.0 billion in 1995, as estimated by Cowles/Simba Information Inc. Over the same period, Cowles/Simba Information Inc. estimated that sales of used textbooks have grown at a compound annual rate of 12.7%, increasing their share of all textbook sales from 20% in 1990 to 28% in 1995. The Company believes that sales of used textbooks will continue to grow because used textbooks provide students with a lower-cost alternative to new textbooks, and because bookstores typically achieve higher margins through the sale of used rather than new textbooks.

     The pricing pattern of textbook publishing accounts for a large part of the growth of the used book market. Because of copyright restrictions, each new textbook is produced by only one publisher, which is free to set the new copy retail price and discount terms to bookstores. Publishers generally offer new textbooks at prices which enable college bookstores to achieve a gross margin of 23% to 25% on new textbooks. Historically, the high retail costs of new textbooks and the higher margins achieved by bookstores on the sale of used textbooks (approximately 33%) have encouraged the growth of the market for used textbooks.

     The used textbook cycle begins with new textbook publishers, who purposely plan obsolescence into the publication of new textbooks. Generally, new editions of textbooks are produced every two to four years. In the first year of a new edition, there are few used copies of a new edition available. In the second and third years, used textbooks become increasingly available. Simultaneously, publishers begin to plan an updated edition. In years four and beyond, at the end of the average life cycle of a particular edition, as publishers cut back on original production, used textbooks generally represent a majority (in unit terms) of the particular edition in use. While the length of the cycle varies by title (and sometimes is indefinite, as certain titles are never updated), the basic supply/demand progression remains fairly consistent.

     The following example illustrates the life cycle of a used textbook as it is purchased from the college bookstore by the wholesaler, then sold back to the college bookstore which resells it to the student who, at the end of the semester, sells it back to the college bookstore (assuming a new copy retail list price of $100.00): The wholesaler begins the cycle by buying the used textbook from the college bookstore for $32.00. The wholesaler will sell the used textbook to the college bookstore for $50.00 or 50% of the new copy retail price. The bookstore in turn, sells it to the student for 75% of the new copy retail price, or $75.00 (earning a gross margin of 33%). This margin compares favorably to the gross margin provided by sales of new textbooks, which historically has been in the range of 23 to 25%. After using the textbook for the semester, the student sells the book back to the college bookstore for $28.00, and the bookstore again sells the used book to the wholesaler for $32.00, for a net commission of $4.00. The wholesaler's mark-up of $18.00 (selling price of $50.00 less acquisition cost of $32.00) represents a gross margin of 36%, not taking into account the periodic increase in prices of new textbooks.

     College bookstores begin to place orders with used textbook wholesalers once professors determine which books will be required for their upcoming courses, usually by the end of May for the fall semester and the end of November for the spring semester. Bookstore operators must first determine their allocation between new and used copies for a particular title but, in most cases, they will order an excessive quantity of used books because: (i) used book demand from students is typically strong and consistent; (ii) many operators only have access to a limited supply from wholesalers and believe that not having used book alternatives could create considerable frustration among students and with the college administration; (iii) bookstore operators earn higher margins on used books than on new books; and (iv) both new and used books are sold with return privileges, eliminating any overstock risk (excluding freight charges) to the college bookstore.

     New textbook ordering usually begins in June, at which time the store operator augments its expected used book supply by ordering new books. By this time, publishers typically will have just implemented their annual price increases. These regular price increases, which historically have run 4% to 5%, allow the Company and its competitors to buy used textbooks based on old list prices (in May) and to almost simultaneously sell them based on new higher prices, thereby creating an immediate margin increase.

     While price is an important factor in the store operator's purchasing decision, available supply, as well as service, usually determine with which used textbook wholesaler a college bookstore will develop a strong relationship. Pure exclusive supply arrangements in the Company's market are rare. However, used textbook wholesalers that are able to significantly service a college bookstore account typically receive preferential treatment from store operators, both in selling and in buying used textbooks. Since the Company is usually able to sell the vast majority of the used textbooks it is able to purchase, its ability to obtain sufficient supply is the critical factor for the Company's success.

     COLLEGE BOOKSTORE MARKET. College stores generally fall into three categories: (i) institutional -- stores that are primarily owned and operated by institutions of higher learning (represent 60% of the market); (ii) contract-managed -- stores owned by institutions of higher learning and managed by outside, private companies, typically found on-campus (represent 25% of the market); and (iii) independent stores -- privately owned and operated stores, generally located off campus (represent 15% of the market). In general, the "captive" portion of the college bookstore market includes those contract-managed stores that sell their used textbooks to affiliated companies, and institutional and independent stores to the extent that such used textbooks are repurchased from students and are retained by the bookstore for resale without involving a wholesaler.

     The Company believes that sales at its college bookstores will continue to grow as a result of increased enrollment at colleges and due to the increasing number of products and services offered in these bookstores. In addition, it believes that as a result of the development and implementation of management information systems to improve productivity and customer service, as well as to more easily and efficiently track and manage inventory, the profitability of its college bookstores will increase.

PRODUCTS AND SERVICES

     WHOLESALE. The Company's wholesale operations are engaged in the procurement and redistribution of textbooks on college campuses across the nation. Although it is primarily a provider of used textbooks, the Company also offers its customers new textbooks.

     The Company also publishes the Buyer's Guide, which lists over 36,000 textbooks according to author, title, new copy retail price and the Company's repurchase price, and which is an important part of the Company's inventory control and book procurement system. The Company updates and reprints the Buyer's Guide ten times each year and makes it available in both print and various electronic formats, including on all of the Company's proprietary information systems. A staff of dedicated professionals gathers information from all over the country in order to make the Buyer's Guide into what the Company believes to be the most comprehensive and up-to-date pricing and buying aid for college bookstores. The Company also maintains a database of over 170,000 titles in order to better serve its customers.

     COLLEGE BOOKSTORES. The Company operates 54 college bookstores on or adjacent to college campuses of which eight are contract-managed by the Company. These bookstores sell a wide variety of used and new textbooks, general books and assorted general merchandise, including apparel, sundries and gift items. The Company has been, and intends to continue, selectively expanding its product offerings at its bookstores in order to increase sales and profitability. For example, the Company recently began offering "Clinique" cosmetics which are popular with the college student population and have increased store sales at dedicated "Clinique counters" in certain of its bookstores. Such products can be sold at a high margin, thereby increasing profitability.

     The college bookstore operations also provide consulting services to other college bookstores. Using their industry experience, the Company's specialists work with college bookstore managers to provide them with systems and support services. The Company offers assistance in areas such as store planning, systems and merchandise layouts. Following the acquisition of CSC, the

Company intends to combine these consulting operations with the larger consulting operation of CSC.

     SERVICES. As a result of the Company's acquisition of CSC in January 1998, it is able to offer a variety of products and services to CSC's participating college bookstores. CSC offers apparel and general merchandise through discount programs, develops and executes marketing programs and hosts trade shows at which vendor's showcase their products. As a centralized buying service for college bookstores with over 500 participating college bookstores having estimated sales volume of approximately $2.5 billion, CSC has evolved into a buying group with enough purchasing power to compete with larger, multi-location store operators.

     CSC is the largest distributor of plastic bags to college bookstores in the United States. CSC's plastic bag program offers bookstores the opportunity to purchase customized bags at a substantial discount while the Company generates a profit due to receipt of revenue from advertising inserts which are placed inside the bags. A similar insert program is being planned for both new and used textbooks. Other CSC marketing services programs include the sale of magazine subscriptions and affinity cards, and savings on shipping costs.

     CSC also provides an opportunity for interaction and exchange among buyers and between buyers and vendors to the college bookstore market through semi-annual trade shows, which are held in February/March for the fall semester buying period and in October/November ahead of the spring semester. Vendors pay CSC for the opportunity to attend these trade shows.

     Additionally, a staff of experienced CSC professionals consult with the management of bookstores both by telephone and in person. Services offered include strategic planning, store review, merchandise planning and help with most other operational aspects of the business. While consulting has historically represented a relatively small component of CSC's business, it is nonetheless strategically important to the ongoing success of this aspect of the Company's business.

     With its acquisition of Specialty Books in May 1997, the Company entered the market for distance education products and services. Currently, the Company provides students at over 50 colleges with textbooks and materials for use in distance education courses, and is a leading provider of textbooks to nontraditional programs and students such as correspondence or corporate education students. The Company believes the fragmented distance education market represents an opportunity for the Company to leverage its fulfillment and distribution expertise in a rapidly growing sector. Beyond textbooks, the Company offers services and specialty course materials to distance education students including videotape duplication and shipping, shipping of specialty, non-textbook course materials and a sales and ordering function. Students can order distance education materials from the Company over the Internet. The Company believes it can significantly increase the service operations revenues from distance education products over the next several years.

     Other services offered to college bookstores include services related to the Company's turnkey bookstore management software and the sale of other software and hardware, and related maintenance contracts. These services generate revenue and assist the Company in gaining access to new sources of used textbooks. The Company has an installed base of over 400 college bookstore locations for its textbook management control systems, and it has installed its proprietary total store management system at over 200 college bookstore locations. In total, over 600 college bookstore locations utilize the Company's software products.

WHOLESALE PROCUREMENT AND DISTRIBUTION

     Historically, because the demand for used textbooks has consistently exceeded supply, the Company's sales have been primarily determined by the amount of used textbooks that it can purchase. Consequently, the Company believes that, on average, it receives approximately five orders for every one order it fills. As a result, the Company's success has depended primarily on its inventory procurement, and the Company continues to focus its efforts on obtaining inventory. In order to ensure its ability to both obtain and redistribute inventory, the Company's wholesale strategy has emphasized establishing and maintaining strong customer and supplier relationships with college bookstores (primarily, independent and institutional college bookstores) through its employee account representatives. These 45 account representatives (as of December 31, 1997) are responsible for procuring used textbooks from students, marketing the Company's services on campus, purchasing overstock textbooks from bookstores and securing leads for sale of the Company's automation products. The Company has been able to maintain a competitive edge by providing superior service, made possible primarily through the development and maintenance of ready access to inventory, information and supply. Other components of the wholesale strategy and its implementation include: (i) selectively paying a marginal premium relative to competitors to entice students to sell back more books to the Company; (ii) gaining access to competitive campuses (one where the campus bookstore is contract-managed by a competitor) by opening off-campus, Company-owned college bookstores; (iii) using technology to gain efficiencies and to improve customer service; (iv) maintaining a knowledgeable and experienced sales force that is customer-service oriented; and (v) providing working capital flexibility for bookstores making substantial purchases.

     The two major used textbook purchasing seasons are at the end of each academic semester, May/June and December/January. Although the Company makes book purchases during other periods, the inventory purchased in May, before publishers announce their price increases in June and July, allows the Company to purchase inventory based on the lower retail prices of the previous year. The combination of this purchasing cycle and the fact that the Company is able to sell its inventory in relation to retail prices for the following year permits the Company to realize additional gross margin. The Company advances cash to its representatives during these two periods, and the representatives in turn buy books directly from students, generally through the on-campus bookstore.

     The prices wholesalers pay for books are a function of a number of factors, including the date on which a new edition is scheduled to be released, the demand pattern for each book, the Company's existing supply and the anticipated overall supply. Suggested purchase prices typically range from 5% to 33% of the publisher's new copy retail price. The average price paid for books is approximately 22% of new copy retail; bookstores and agents earn an additional commission for allowing the Company to purchase books at their facilities. The result is a total cost to the Company of between 8% and 40% of the new copy retail price.

     After the Company purchases the books, the Company arranges for shipment to one of its two warehouses via common carrier. At the warehouse, the Company refurbishes damaged books and categorizes and shelves all other books in a timely manner, and enters them into the Company's on-line inventory system. The Company, which does business in California under the tradename "College Book Company of California," is the only major national used textbook wholesaler with facilities in California. However, the Company's primary warehouse is located in Nebraska. These two locations function as one facility allowing customers to access inventory at both locations.

     In order to ensure prompt, efficient and accurate order fulfillment, the Company has developed a system of classifying both books and customers in its database. Based on an in-depth analysis of orders received, inventory and publishing trends for the preceding 18 months, the Company rates books on a scale of 1-9, with 9 being the highest rating. A high rating generally indicates that a book is in high demand. Highly rated books move out of inventory quickly, and they produce relatively low gross margins because the Company must pay a relatively higher price to purchase these books from students. In contrast, lower-rated books produce higher margins because the Company pays less to acquire the inventory. If the Company has not received any orders for a book for six months, it gives that title no value for inventory purposes, and if there is no demand for the title in 18 months, the Company may physically remove it from the inventory.

     In a similar fashion, the Company also rates customers on a scale of 1-9, based on a combination of how many used books the customer supplies to the Company, whether or not the customer uses the Company's management systems, credit quality and the volume of used books ordered by the customer. The Company does not permit a customer to order a book with a higher rating than the customer's. (For instance, a customer with a rating of 7 is unable to purchase books with a rating of 8 or 9, but is able to order any title with a 7 rating or below.) This system enables the Company to manage its inventory and its relationships effectively despite the constraints placed on it by the fact that demand for used books is greater than supply. The Company rates approximately 80% of its inventory 3 or lower, which allows most of its customers to purchase sufficient quantities of even the more popular titles.

     Customers place orders by phone, mail, fax or other electronic method. Upon receiving an order, the Company removes the books from available inventory and holds them for future shipping. Customers may return books within 60 days after the start of classes if a written request is enclosed. Returns currently average approximately 20% of sales and generally are attributable to course cancellations or overstocking. The majority of returns are textbooks that the Company is able to resell during the next semester. Because customers may change their orders prior to the shipping date, the Company does not recognize revenue until an order has been shipped.

CUSTOMERS

     The Company sells its products and services to approximately 2,000 college bookstores in the United States, Canada and Puerto Rico for ultimate use by the students of the respective colleges. The Company has had relationships with its 25 largest wholesale customers (which accounted for approximately 8% of the fiscal 1997 revenues) for an average of 20 years. No one customer accounted for more than 1% of the Company's fiscal 1997 revenues.

     The Company's wholesale operations purchase from and resell used textbooks to many of the nation's largest college campuses including: University of Texas, University of Southern California, Indiana University, University of Florida, University of Arizona, Brigham Young University, University of Washington and University of Minnesota.

     The Company's college bookstores are located on many of the nation's largest college campuses including: University of Nebraska, University of Michigan, University of Maryland, Arizona State University, Pennsylvania State University, University of Kansas, Cornell University, Baylor University, Oklahoma State University, University of Tennessee and Ohio University.

COLLEGE BOOKSTORE OPERATIONS

     An important aspect of the Company's business strategy is a program designed to reach new customers through the opening of bookstores on or adjacent to college campuses. In addition to generating sales of new and used textbooks and general merchandise, these outlets enhance the Company's wholesale operations by increasing the inventory of used books purchased from the campus.

     A desirable campus for a Company-operated college bookstore is one on which the Company does not currently buy or sell used textbooks either because a competitor of the Company contract-manages the college's bookstore or the college bookstore does not have a strong relationship with the Company. The Company generally will not open a location on a campus where it already has a strong relationship with the college bookstore because some college bookstores may view having a competing location as a conflict of interest.

     The Company tailors each bookstore to fit the needs and lifestyles of the campus on which it is located. Individual bookstore managers are given significant planning and managing responsibilities, including, hiring employees, controlling cash and inventory, and purchasing and merchandising product. The Company has staff specialists to assist individual bookstore managers in such areas as store planning, merchandise layout and inventory control.

     As of December 31, 1997 the Company operated 54 college bookstores nationwide, having expanded from 27 bookstores in 1993. During fiscal 1998 the Company purchased four new bookstores through the acquisition of South Carolina Book Store, Inc. and purchased two additional bookstores located in Flagstaff, Arizona and Houston, Texas, adding estimated combined annual revenues in excess of $8 million.

     The table below highlights certain information regarding the Company's bookstores opened through December 31, 1997.

                                     BOOKSTORES                                                 APPROXIMATE
                                      OPEN AT     BOOKSTORES      BOOKSTORES                       TOTAL
                                     BEGINNING       ADDED          CLOSED       BOOKSTORES        SQUARE
                                     OF FISCAL      DURING          DURING        AT END OF       FOOTAGE
            FISCAL YEAR                 YEAR      FISCAL YEAR   FISCAL YEAR(1)   FISCAL YEAR   (IN THOUSANDS)
            -----------              ----------   -----------   --------------   -----------   --------------
1994...............................       27            2               0             29             330
1995...............................       29            5               0             34             364
1996...............................       34            4               0             38             388
1997...............................       38            9               1             46             438
1998(2)............................       46            8               0             54             474

---------------

(1) Represents a contract-managed bookstore where the management contract was not renewed.
(2) Includes bookstores opened through December 31, 1997.

     The Company plans to increase the number of bookstores in operation by three bookstores annually. The bookstore expansion plan will focus on campuses where the Company does not already have a strong relationship with the on-campus bookstore. In determining to open a bookstore, the Company looks at several criteria: (i) a large enough market to justify the Company's efforts (typically this means a campus of at least 10,000 students); (ii) a site in close proximity to campus with adequate parking and accessability; (iii) the potential of the bookstore to have a broad product mix (larger bookstores are more attractive than smaller bookstores because a full line of general merchandise can be offered in addition to textbooks); (iv) the availability of top-quality management; and (v) certain other factors, including leasehold improvement opportunities and personnel costs.

     The 46 Company bookstores that were opened prior to April 1, 1997 averaged approximately $2.0 million per store in annualized sales and produced sales per gross square foot of approximately $230 for the 12 month period ended December 31, 1997. The Company's bookstores have an average size of 8,800 gross square feet but range in size from 1,000 to 50,000 square feet. The Company estimates that leasehold improvements, furniture and fixtures, and automation with the Company's PRISM system, the Company's proprietary total-store management system, for new bookstores is approximately $100,000 per bookstore, after giving effect to construction allowances.

MANAGEMENT INFORMATION SYSTEMS

     The Company has committed substantial resources to its MIS operations. This commitment reflects the Company's belief that it can significantly enhance efficiency, profitability and competitiveness through investments in technology. The Company's MIS operations process order entry, control inventory, generate purchase orders and customer invoices, generate various sales reports and process and retrieve textbook information. All the Company's divisions operate with state-of-the-art IBM RS/6000s. At the center of its MIS operations are the Company's self-developed, proprietary software programs such as PRISM, its whole store management system, PC-Text, its management and inventory control system, and PC-Trade, which tracks sales data. This software is maintained and continuously enhanced by the Company, which is staffed by an experienced team of development and design professionals. The Company believes that its MIS capabilities will serve the Company's needs for the foreseeable future.

     MIS operations consist of three operating units: (i) the mainframe unit, which develops and supports all systems utilized in the Company's warehouses;
(ii) a system sales unit, which markets the Company's college store management systems to colleges; and (iii) the College Bookstore Management Systems ("CBMS"), which develops and supports the systems that are sold to bookstores.

     The Company conducts training courses for all systems users at the Company's headquarters in Lincoln, Nebraska. Classes are small and provide hands on demonstrations of the various systems. Printed reference manuals and training materials also accompany each system. The customer support unit of CBMS is staffed with approximately 25 experienced personnel who are available 24 hours a day to answer questions on a toll-free number.

COMPETITION

     The Company's two major competitors in the college store industry and used textbook business are Follett Campus Resources ("Follett") and MBS Textbook Exchange ("MBS"). The remaining competitors are smaller regional companies, including Wallace College Book Company, ABS Corp., Texas Book Company and Southeastern Book Company. Most of the leading companies in the industry also have an established retail presence, either through direct store ownership/operation or through contract-management.

     Follett's college bookstore operations have enabled it to preclude potential competitors such as the Company from entering certain campuses, which in turn affects both the Company's ability to buy books and its ability to add new accounts. However, because it is required to supply used texts to all of its own stores, Follett must balance the demands of its own bookstores with those of its other independent customers.

     MBS is controlled by the same shareholder that controls Barnes & Noble. Consequently, MBS supplies approximately 350 Barnes & Noble college stores. MBS faces the same challenges that Follett faces in supplying existing institutional accounts. MBS has a strong systems division that competes actively with the Company for new customers, and that also fulfills all of the needs of the Barnes & Noble stores.

     The Company's college bookstore operations compete with other college campus bookstores, including the on-campus bookstore in those locations where the Company's bookstore is off-campus. Its two primary competitors in college bookstores are Follett, which contract-manages approximately 515 stores, and Barnes & Noble, which contract-manages approximately 350 stores.

     The Company also increasingly competes against the expansion of electronic media as a source of textbook information, such as on-line resources and CD-ROM, which may replace the need for students to purchase textbooks.

PROPERTIES

     The Company owns its two warehouses (totaling 244,000 square feet) in Lincoln, Nebraska (one of which is also the location of its headquarters), and leases its 60,000 square foot warehouse in Cypress, California. The Cypress lease expires on August 31, 2002 and has one five-year option to renew.

     Listed below, set forth as of December 31, 1997, are the Company's college bookstores, their location, college served and the school's enrollment. The bookstores are leased by the Company unless otherwise noted:

                 INSTITUTION                        LOCATION        ENROLLMENT(1)                STORE NAME
                 -----------                        --------        -------------                ----------
University of Alabama                          Tuscaloosa, AL           19,800         The College Store
Northern Arizona University                    Flagstaff, AZ            16,800         The College Store
Northern Arizona University                    Flagstaff, AZ            16,800         University Text and Tools
Coconino Community College                     Flagstaff, AZ             6,000         Coconino Community College
                                                                                         Bookstore(2)
Arizona State University                       Tempe, AZ                45,000         The College Store
University of Arizona                          Tucson, AZ               34,300         Arizona Book Store
University of Arizona                          Tucson, AZ               34,300         Arizona Book Store II
University of Arkansas -- Little Rock          Little Rock, AR          12,000         Campus Bookstore
Georgia State University                       Atlanta, GA              28,000         Georgia Book Store
Ball Sate University                           Muncie, IN               20,300         Collegiate Book Exchange
Valparaiso University                          Valparaiso, IN            3,200         University Book Center(2)
Drake University                               Des Moines, IA            5,700         University Book Store
University of Kansas                           Lawrence, KS             29,100         University Book Shop
Johnson County Community College               Overland Park, KS        15,159         The College Store
University of Maryland                         College Park, MD         42,200         Maryland Book Exchange
Prince Georges Community College               Largo, MD                13,000         Prince Georges Community
                                                                                         College Bookstore(2)
University of Michigan                         Ann Arbor, MI            36,500         Michigan Book & Supply
University of Michigan                         Ann Arbor, MI            36,500         Ulrich's Bookstore
Ferris State University                        Big Rapids, MI           10,200         The College Store
Michigan State University                      East Lansing, MI         42,000         The College Store
Kettering Engineering & Management Institute   Flint, MI                 2,600         Kettering Campus Store(2)
Eastern Michigan University and                Ypsilanti, MI          25,400 &         Campus Book & Supply
  Washtenaw Community College                                           11,500
Mankato State University                       Mankato, MN              14,300         Maverick Bookstore
Chadron State College                          Chadron, NE               3,700         Eagle Bookstore(2)
University of Nebraska -- Kearney              Kearney, NE               7,500         The Antelope Bookstore(2)
University of Nebraska -- Lincoln              Lincoln, NE              23,900         Nebraska Bookstore
Nebraska Wesleyan University                   Lincoln, NE               1,550         Plainsman Bookstore(2)
Wayne State College                            Wayne, NE                 3,900         Student Bookstore
University of Nevada Las Vegas                 Las Vegas, NV            20,700         Rebelbooks
State University of New York -- Buffalo        Amherst, NY              23,500         The College Store
Cornell University                             Ithaca, NY               17,800         Triangle Book Shop
University of Akron                            Akron, OH                23,000         The College Store
Ohio University                                Athens, OH               27,386         Specialty Books
Wright State University                        Fairborn, OH             17,000         The College Store
Oklahoma State University                      Stillwater, OK           19,900         Cowboy Book
Indiana University of Pennsylvania             Indiana, PA              16,500         The College Store
University of Pittsburgh                       Pittsburgh, PA           24,000         The College Store
Pennsylvania State University                  State College, PA        35,000         University Book Centre
College of Charleston                          Charleston, SC           11,000         University Books of Charleston
Columbia College                               Columbia, SC              1,500         C-Squared Bookstore(2)
University of South Carolina                   Columbia, SC             25,000         South Carolina Bookstore
                                                                                         (2 locations)
University of Tennessee                        Knoxville, TN            25,000         Campus Bookstore
University of North Texas                      Denton, TX               26,000         Voertman's
University of Texas -- Pan American            Edinburg, TX             14,000         South Texas Book & Supply
North Harris County Community College          Houston, TX              10,000         College Bookstore
Texas Tech University                          Lubbock, TX              24,000         Spirit Shop
Texas Tech University                          Lubbock, TX              24,000         Double T Bookstores
San Antonio College                            San Antonio, TX          25,000         L&M
University of Texas -- San Antonio             San Antonio, TX          18,000         L&M -- UTSA
Southwest Texas State                          San Marcos, TX           21,000         Colloquium Books (2 locations)
Baylor University                              Waco, TX                 12,200         University Bookstore and
                                                                                         Spirit Shop
Virginia Polytechnic and State University      Blacksburg, VA           24,000         Tech Bookstore
Old Dominion University                        Norfolk, VA              16,000         Dominion Bookstore
Tidewater Community College                    Virginia Beach, VA       19,000         The College Store

---------------

(1) Source: National Association of College Stores. Includes part-time students.

(2) Denotes contract-managed stores.

GOVERNMENTAL REGULATION

     The Company is subject to various federal, state and local environmental, health and safety laws and regulations. Generally, these laws impose limitations on the discharge of pollutants and the presence of hazardous substances in the workplace and establish standards for vehicle and employee safety and for the handling of solid and hazardous wastes. These laws include the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clear Air Act, the Hazardous Materials Transportation Act and the Occupational Safety and Health Act. Future developments, such as stricter environmental or employee health and safety laws and regulations thereunder, could affect the Company's operations. The Company does not currently anticipate that the cost of its compliance with, or of any foreseeable liabilities under, environmental and employee health and safety laws and regulations will have a material adverse affect on its business or financial condition.

EMPLOYEES

     As of December 31, 1997 the Company had a total of 1,750 employees, of which 800 are full-time, 235 are part-time and 715 are temporary. The Company has no unionized employees and believes that its relationship with its employees is satisfactory.

     In view of the seasonal nature of its wholesale business, the Company utilizes seasonal labor to improve operating efficiency. The Company employs a small number of "flex-pool" workers who are cross-trained in a variety of warehouse functions. Over the past seven years, the Company has employed about 50 and 30 flex-pool workers in the Nebraska and Cypress facilities, respectively, thereby enabling the Company to lower its wholesale operating expenses. Temporary employees augment the flex-pool to meet periodic labor demands.

LEGAL PROCEEDINGS

     From time to time, the Company is subject to legal proceedings and other claims arising in the ordinary course of its business. The Company believes that currently it is not a party to any litigation the outcome of which would have a material adverse affect on its financial condition or results of operations. The Company maintains insurance coverage against claims in an amount which it believes to be adequate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND MEMBERS OF BOARD OF DIRECTORS

     The executive officers and members of the Board of Directors of the Company and their ages are as follows:

             NAME                AGE                     POSITION
             ----                ---                     --------
Robert B. Haas.................   51  Chairman and Director
Mark W. Oppegard...............   48  President and Director
Bruce E. Nevius................   46  Chief Financial Officer and Treasurer
Kenneth F. Jirovsky............   55  Vice President of Wholesale Sales and Marketing
William H. Allen...............   55  Vice President of Wholesale Operations
Thomas A. Hoff.................   50  Vice President of College Bookstore Operations
Larry R. Rempe.................   49  Vice President of Information Systems
Ardean A. Arndt................   56  Vice President of Administration and Secretary
Douglas D. Wheat...............   47  Director

     The business experience, principal occupation and employment as well as the periods of service of each of the directors and executive officers of the Company during the last five years are set forth below.

     Robert B. Haas became Chairman and a Director of the Company upon the consummation of the Recapitalization. Mr. Haas has been actively involved in private investments since 1978. He has served as Chairman of the Board and Chief Executive Officer of Haas Wheat since 1995; he has also been Chairman of the Board and Chief Executive Officer of Haas Wheat Advisory Partners Incorporated since 1992 and Chairman of the Board of Haas & Partners Incorporated since 1989 (each of which is a private investment firm specializing in leveraged acquisitions). Mr. Haas serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation (a producer of specialty food products), Sybron International Corporation, Smarte Carte Corporation and Walls Holding Company, Inc. and is the Chairman of the Board of Playtex Products, Inc. (a consumer products company).

     Mark W. Oppegard has served in the college bookstore industry for 28 years (all of which have been with the Company), has been the President and a Director of the Company since 1992 and has been Vice President, Secretary, Assistant Treasurer and a Director of Holdings since 1995. Upon consummation of the Recapitalization, Mr. Oppegard became Chief Executive Officer of the Company and Chief Executive Officer, President and a Director of Holdings. Prior to 1992, Mr. Oppegard served in a series of positions, including Vice President of the college bookstore operations. He is currently a director of NACSCORP, INC., a distribution company serving the college bookstore industry.

     Bruce E. Nevius has served in the college bookstore industry for 22 years (all of which have been with the Company) and has been the Chief Financial Officer of the Company since 1995 and Treasurer since 1984. Upon the consummation of the Recapitalization, Mr. Nevius became Vice President and Secretary of Holdings. From 1976 to 1984 Mr. Nevius served as Controller of the Company. Prior thereto, he served in various positions for Lincoln Industries, Inc. ("Lincoln"), a holding company that owned the Company until 1995.

     Kenneth F. Jirovsky has served in the college bookstore industry for 37 years (all of which have been with the Company) and has been Vice President of Wholesale Sales and Marketing of the Company since 1986. Prior to 1986 Mr. Jirovsky served in a series of positions, including assistant manager of the wholesale operations.

     William H. Allen has served in the college bookstore industry for 33 years (of which 24 have been with the Company) and has been the Vice President of Wholesale Operations since 1994. Prior to that time Mr. Allen served in a series of positions, including assistant manager of the wholesale operations. Prior to joining the Company in 1974, Mr. Allen was employed by the Missouri Store Company, a predecessor of MBS.

     Thomas A. Hoff has served in the college bookstore industry for 11 years (all of which have been with the Company) and has been the Vice President of College Bookstore Operations of the Company since 1992. Mr. Hoff served as an assistant to the Vice President of the College Bookstore Operations from 1987 to 1992.

     Larry R. Rempe has served in the college bookstore industry for 12 years (all of which have been with the Company) and has been the Vice President of Information Systems of the Company since 1986. Prior to that time Mr. Rempe served in various positions for Lincoln.

     Ardean A. Arndt has served in the college bookstore industry for 13 years (all of which have been with the Company) and has been the Vice President of Administration and Secretary of the Company since 1985. Prior to that time, Mr. Arndt was Vice President of Administration of Lincoln from 1981.

     Douglas D. Wheat became a Director of the Company upon the consummation of the Recapitalization. Mr. Wheat has been President of Haas Wheat since 1995 and President of Haas Wheat Advisory Partners Incorporated since 1992; he was Co-Chairman of Grauer & Wheat, Inc. (a private investment firm) from 1989 to 1992 and Senior Vice President of Donaldson, Lufkin & Jenrette Securities Corporation from 1985 to 1989. Mr. Wheat serves as a director of Specialty Foods Acquisition Corporation, Specialty Foods Corporation, Smarte Carte Corporation, Walls Holding Company, Inc. and Playtex Products, Inc.

EXECUTIVE COMPENSATION

     The following table provides information concerning compensation paid by the Company to its President and each of its two other most highly compensated officers (the "Named Executive Officers") for the fiscal year ended March 31, 1997.

                           SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                                         --------------------
                                                         FISCAL                     ALL OTHER
             NAME AND PRINCIPAL POSITION                  YEAR       SALARY      COMPENSATION(1)
             ---------------------------                 -------    ---------    ---------------
Mark W. Oppegard
  Chief Executive Officer and President..............     1997      $164,615         $2,955
Kenneth F. Jirovsky
  Vice President of Wholesale Sales and Marketing....     1997      $ 96,923         $2,966
Larry R. Rempe
  Vice President of Information Systems..............     1997      $ 98,846         $2,734

---------------

(1) Consists of the sum of (i) Company matching contributions to the NBC Retirement Plan in the following amounts: Mr. Oppegard, $2,607; Mr. Jirovsky, $2,390; and Mr. Rempe, $2,386; and (ii) life insurance premiums in the following amounts: Mr. Oppegard, $348; Mr. Jirovsky, $576; and Mr. Rempe, $348.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

     The following table sets forth certain information concerning options to purchase shares of Holdings Class A Common Stock granted pursuant to the NBC 1995 Stock Incentive Plan of Holdings, and the values at the end of fiscal 1997 of such options. No Named Executive Officer exercised any options to purchase Holdings Class A Common Stock in fiscal 1997.

                                            NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                           UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS
                                          OPTIONS AT FY-END(#)(1)              AT FY-END(#)(1)
                                       ------------------------------    ----------------------------
               NAME                    EXERCISABLE     UNEXERCISABLE     EXERCISABLE    UNEXERCISABLE
               ----                    ------------    --------------    -----------    -------------
Mark W. Oppegard...................       5,000            45,000         $145,000       $1,305,000
Kenneth F. Jirovsky................       2,000            18,000         $ 58,000       $  522,000
Larry R. Rempe.....................       3,000            27,000         $ 87,000       $  783,000

---------------

(1) Based on an estimated value of $39.00 per share reduced by the exercise price of $10 per share. The fair market value of the stock underlying the options was determined by multiplying the Company's EBITDA for the twelve months ended March 31, 1997 by a factor of 8.0 to 8.5, subtracting the Company's net debt and dividing the result by the aggregate number of shares outstanding on a fully-diluted basis.

EMPLOYMENT AGREEMENTS

     Upon consummation of the Recapitalization, the Company entered into employment agreements expiring March 31, 2001 ("Employment Agreements") with Mark W. Oppegard and six other senior executive officers (each, an "Executive") of the Company. Such agreements provide for a base salary for the balance of the current fiscal year and thereafter as determined by the Board of Directors, for incentive compensation based upon the attainment of financial objectives to be established by the Board (or a committee thereof) following the recommendation of the chief executive officer, and for customary fringe benefits. The amounts of salaries are as follows: Mr. Oppegard, $187,000 per annum; Mr. Rempe, $105,000 per annum; Mr. Jirovsky, $100,000 per annum. The Employment Agreements provide that their term will be automatically extended from year to year after March 31, 2001, unless terminated upon specified notice by either party.

     The Employment Agreements also provide that each Executive will be granted a number of options to acquire shares of Holdings Common Stock determined by the Board of Directors. Each such option has an exercise price equal to the fair market value per share as of the date of grant and is exercisable as to 25% of the shares covered thereby on the date of grant and as to an additional 25% of the shares covered thereby on each of the first three anniversaries of the date of grant, subject to the Executive's continued employment by the Company on such dates.

     The Employment Agreements also provide for specified payments to the Executive in the event of termination of employment by the Company without "cause" (as defined in the respective agreements) and in the event of death or disability of the Executive during the term. The Employment Agreements also contain customary confidentiality obligations and three year non-competition agreements for each Executive.

     Finally, the Employment Agreements provide that, prior to the consummation by Holdings of an initial public offering of Holdings Common Stock, the Executives will not sell, transfer, pledge or otherwise dispose of any shares of Holdings Common Stock, except for certain transfers to immediate family members, in the event of disability and for estate planning purposes. The Employment Agreements also provide that, in the event of the sale of a majority of the outstanding Holdings Common Stock the Executive will have the option, and (at the option of HWH) will be required, to sell his shares ratably with, and on the same terms and conditions as, the other selling shareholders.

COMPENSATION OF DIRECTORS

     Directors of the Company receive no compensation for services but are reimbursed for out-of-pocket expenses.

                             PRINCIPAL STOCKHOLDERS

     As a result of the Recapitalization, all shares of common stock of the Company are owned by Holdings. The information in the following table gives effect to the Recapitalization and sets forth the ownership of Holdings Common Stock by (i) each person who beneficially owns more than 5% of the outstanding shares of Holdings Common Stock, (ii) each named director, (iii) each named executive officer and (iv) all directors and executive officers of the Company treated as a group. To the knowledge of Holdings, each of such holders of shares has sole voting and investment power as to the shares owned unless otherwise noted. The address for each executive officer and director is 4700 South 19th Street, Lincoln, Nebraska 68501 unless otherwise noted.

                                                                              PERCENTAGE
                    NAME AND ADDRESS                      SHARES OWNED(1)    OWNERSHIP(1)
                    ----------------                      ---------------    ------------
HWH(2)..................................................       896,700           91.4%
Robert B. Haas(2).......................................       896,700           91.4
Mark W. Oppegard........................................        21,600            2.2
Bruce E. Nevius.........................................        11,800            1.2
Kenneth F. Jirovsky.....................................         7,800            0.8
William H. Allen........................................         7,800            0.8
Thomas A. Hoff..........................................        11,200            1.2
Larry R. Rempe..........................................        15,700            1.6
Ardean A. Arndt.........................................         7,800            0.8
Douglas D. Wheat(2).....................................            --             --
All directors and executive officers as a group
  (9 persons)...........................................       980,400          100.0

---------------

(1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting and investment power with respect to the shares of Holdings Common Stock.

(2) The address of HWH and of Messrs. Haas and Wheat is 300 Crescent Court, Suite 1700, Dallas, TX 75201.

                              CERTAIN TRANSACTIONS

     In connection with the Recapitalization, Haas Wheat received a $4.0 million transaction fee from the Company and was reimbursed for out-of-pocket expenses.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized common stock of the Company consists of 50,000 shares of common stock, par value $1.00 per share (the "Common Stock"). At the date hereof, there are 100 shares of Common Stock issued and outstanding, all of which are held by Holdings. Each share of Common Stock entitles the holder thereof to one vote on all matters to be voted on by shareholders of the Company.

                       DESCRIPTION OF SENIOR INDEBTEDNESS

     The description set forth below does not purport to be complete and is qualified in its entirety by reference to certain agreements setting forth the principal terms and conditions of the Credit Facilities.

     Upon consummation of the Recapitalization, the Company entered into a Credit Agreement with the Chase Manhattan Bank ("Chase") and other lenders for which Chase acts as agent (collectively, the "Lenders") under which the Lenders provided the Company with the Credit Facilities in an aggregate principal amount of $110 million. The Credit Facilities consist of (i) the Tranche A Term Loan in the amount of $27.5 million, (ii) the Tranche B Term Loan in the amount of $32.5 million and (iii) the Revolving Credit Facility. The Revolving Credit Facility includes a $10 million letter of credit facility and a $5 million swing line facility.

SENIOR SECURED CREDIT FACILITIES

     Availability. The availability of the Credit Facilities is subject to various conditions precedent typical for bank loans of this type including, among other things, the absence of any material adverse change with respect to the Company. The full amount of the Term Loans was made in single drawings on the date of the initial borrowing under the Credit Facilities (the "Closing Date") and amounts repaid or prepaid under the Term Loans may not be reborrowed. The availability of the commitments under the Revolving Credit Facility is subject to a borrowing base which generally equals the sum of specified percentages of the Eligible Accounts Receivable and Eligible Inventory (each as defined in the Credit Agreement), plus an over-advance amount of up to $10 million, depending upon the time of year. An additional $10 million is available to finance certain permitted acquisitions, provided that in no case may the amount of loans outstanding under the Revolving Credit Facility exceed $50 million. In addition, all extensions of credit will be subject to the condition that, at the time such credit is extended, the representations and warranties in the Loan Documents (as defined in the Credit Agreement) shall be true and correct and that no Default or Event of Default (each as defined in the Credit Agreement) shall have occurred and be continuing. [As of the date hereof, the full $50.0 million of commitments under the Revolving Credit Facility would be available to the Company.]

     Loans under the Revolving Credit Facility are available at any time prior to the final maturity of the Revolving Credit Facility. Letters of credit are available at any time prior to the final maturity of the Revolving Credit Facility provided that no letter of credit may have an expiration date after the earlier of (a) one year after the date of issuance and (b) five business days prior to March 31, 2004. Any letter of credit with a one-year term may provide for the renewal thereof for additional one-year periods (which shall in no event extend beyond the date referred to in clause (b) in the previous sentence). Amounts repaid under the Revolving Credit Facility may be reborrowed. Letters of credit will be issued by Chase (the "Issuing Bank").

     Guarantees; Security. The obligations of the Company under the Credit Facilities and any interest rate protection agreements entered into with a Lender (or any affiliate thereof) are guaranteed by Holdings and will be guaranteed by each subsequently acquired or organized subsidiary of the Company (the "Guarantors"), other than any foreign subsidiary if such guarantee would result in adverse tax consequences to the Company (the "Guarantees"). The Credit Facilities is, and any interest rate protection agreements in respect thereof provided by any Lender (or any affiliate of a Lender) and the Guarantees will be, secured by a perfected first priority security interest in substantially all of the tangible and intangible assets of the Company and the Guarantors (including, without limitation, intellectual property, real property and all of the capital stock of the Company and each of its direct and indirect subsidiaries (limited to 65% of such capital stock in the case of foreign subsidiaries)).

     Final Maturity and Amortization. The Tranche A Term Loan will mature on March 31, 2004. The Tranche B Term Loan will mature on March 31, 2006. The Tranche A Term Loan will amortize in quarterly installments totalling $0.9 million in fiscal 1999, $2.6 million in fiscal 2000, $3.9 million in fiscal 2001, $5.8 million in fiscal 2002, $6.3 million in fiscal 2003 and $8.0 million in fiscal 2004. The Tranche B Term Loan will amortize in quarterly installments totalling $0.4 million in fiscal 1999, $0.5 million in fiscal 2000 through 2004, $11.2 million in fiscal 2005 and $18.4 million in fiscal 2006. The Revolving Credit Facility will mature on the earlier of March 31, 2004 and the date on which the Tranche A Term Loan is paid in full.

     Interest. The interest rate under the Credit Facilities is, at the option of the Company, either (i) the Alternate Base Rate ("ABR") (which is the highest of (a) Chase's prime rate, (b) the federal funds effective rate plus 0.50% and
(c) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus a customary charge for FDIC deposit insurance and 1.00%) plus the Applicable Margin (as defined below) or (ii) the rate for specified Eurodollar bank deposits (adjusted for statutory reserve requirements) (the "Eurodollar Rate") plus the Applicable Margin. The Company may elect interest periods of one, two, three, or six months for Eurodollar borrowings. The "Applicable Margin" means (a) with respect to the Revolving Credit Facility and the Tranche A Term Loan, (i) 1.25% in the case of ABR loans and (ii) 2.25% in the case of Eurodollar Rate loans; and (b) with respect to the Tranche B Term Loan, (i) 1.50% in the case of ABR loans and (ii) 2.50% in the case of Eurodollar Rate loans. The Applicable Margin with respect to Revolving Credit Loans and the Tranche A Term Loan is subject to reduction after four full fiscal quarters have been completed after the Closing Date based on the Company's Consolidated Leverage Ratio (as defined in the Credit Agreement), and is subject to increase based on the Company's failure to maintain a specified Consolidated Senior Debt to EBITDA Ratio (as defined in the Credit Agreement).

     Mandatory Prepayments; Voluntary Prepayments. The Company is required to make mandatory prepayments of the Credit Facilities (i) following each fiscal year with 75% (which percentage may be reduced commencing with the fiscal year ending March 31, 2000 to 50% based upon the achievement by the Company of certain financial performance standards) of Excess Cash Flow (as defined in the Credit Agreement) for the immediately preceding fiscal year and (ii) 100% of the net cash proceeds of (a) all asset sales or other dispositions of property by the Company and its subsidiaries (including insurance proceeds), subject to certain customary exceptions, (b) all issuances of debt obligations of Holdings, the Company and any of their respective subsidiaries, subject to certain exceptions, and (c) any sale or issuance of equity, except for up to $15 million in equity provided by Haas Wheat under certain circumstances and certain other exceptions. Mandatory prepayments will be applied pro rata to the Term Loans and then to permanently reduce commitments under the Revolving Credit Facility. As among the Term Loans of any tranche, prepayments will be applied 75% ratably to the respective remaining installments thereof and 25% in the direct order to the respective next four installments thereof. The holders of the Tranche B Term Loan may decline to accept any mandatory prepayment so long as the Tranche A Term Loan is outstanding and, under such circumstances, in which event all amounts must be used to prepay the Tranche A Term Loan.

     Voluntary prepayments of loans under the Credit Facilities are permitted in whole or in part, at the option of the Company, in a minimum principal amount of $500,000, without premium or penalty. Any voluntary prepayment of loans under the Credit Facilities will be subject to reimbursement of the Lender's redeployment costs in the case of a prepayment of Eurodollar Rate borrowings other than on the last day of the relevant interest period. As among the Term Loans of any tranche, prepayments will be applied 75% ratably to the respective remaining installments thereof and 25% in the direct order to the respective next four installments thereof. The holders of the Tranche B Term Loan may decline to accept any voluntary prepayment so long as the Tranche A Term Loan is outstanding, in which event all amounts must be used to prepay loans under the Tranche A Term Loan.

     Fees. The Company has agreed to pay certain fees with respect to the Credit Facilities, including (i) fees on the unused commitments of the Lenders equal to 0.50% per annum of the undrawn portion of the commitments in respect of the Credit Facilities, subject to reduction after four full fiscal quarters following the Closing Date to an amount not less than 0.30% per annum based on achievement of certain performance targets; (ii) a per annum letter of credit fee equal to the Applicable Margin then in effect with respect to Eurodollar Rate loans under the Revolving Credit Facility on the aggregate face amount of outstanding letters of credit plus a 0.25% per annum fronting bank fee for the Issuing Bank; (iii) annual administration fees; and (iv) agent, arrangement and other similar fees that will be paid on or prior to the Closing Date.

     Covenants. The Credit Agreement contains a number of covenants that, among other things, restrict the ability of the Company and its subsidiaries to incur additional indebtedness, prepay, redeem or repurchase other indebtedness or amend certain other debt instruments, pay dividends, grant liens on assets, enter into sale and leaseback transactions, make investments, loans or advances, dispose of assets, make acquisitions, engage in mergers or consolidations, change the business conducted by the Company or its subsidiaries, make capital expenditures or engage in certain transactions with affiliates and otherwise restrict certain corporate activities. In addition, the Credit Agreement requires, among other things, that the Company maintain specified financial ratios and meet certain tests, including minimum interest coverage ratios, maximum leverage ratios and a minimum working capital requirement.

     Events of Default. The Credit Agreement contains customary events of default, including, but not limited to, nonpayment of principal or interest; violation of covenants; incorrectness of representations and warranties in any material respect; cross default and cross acceleration; bankruptcy; material judgments; certain events related to ERISA; actual or asserted invalidity of security documents; failure to maintain senior status; and a change of control.

                              DESCRIPTION OF NOTES

GENERAL

     The Initial Notes were, and the Exchange Notes will be, issued under an Indenture, dated as of February 13, 1998 (the "Indenture"), between the Company and United States Trust Company of New York, as Trustee (the "Trustee"), a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture (including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended) and the Notes.

     The Notes are unsecured, senior subordinated obligations of the Company, limited to $110 million aggregate principal amount, and will mature on February 15, 2008. Each Note bears interest at the rate per annum shown on the front cover of this Prospectus from the date of issuance, or from the most recent date to which interest has been paid or provided for, payable semi-annually on February 15 and August 15 of each year commencing on August 15, 1998 to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date.

     Interest is computed on the basis of a 360-day year comprised of twelve 30 day months. Principal of, premium, if any, and interest on the Notes are payable, and the Notes may be exchanged or transferred, at the office or agency of the Company in the Borough of Manhattan, The City of New York (which initially shall be the corporate trust office of the Trustee in New York, New
York), except that, at the option of the Company, payment of interest may be made by check mailed to the address of the holders as such address appears in the Note Register. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

     The Notes are issued in fully registered form without interest coupons, in denominations of $1,000 and any integral multiple of $1,000. The Notes are represented by one or more registered notes in global form and in certain circumstances may be represented by Notes in definitive form. See "Book Entry, Delivery and Form."

OPTIONAL REDEMPTION

     Except as set forth below, the Notes are not redeemable at the option of the Company prior to February 15, 2003. On and after such date, the Notes are redeemable, at the Company's option, in whole or in part, at any time upon not less than 30 nor more than 60 days prior notice mailed by first-class mail to each holder's registered address, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

     If redeemed during the 12-month period commencing on February 15 of the years set forth below:

                           PERIOD                             REDEMPTION PRICE
                           ------                             ----------------
2003........................................................      104.375%
2004........................................................      102.917%
2005........................................................      101.458%
2006 and thereafter.........................................      100.000%

     In addition, at any time and from time to time prior to February 15, 2001, the Company may redeem in the aggregate up to 35% of the original principal amount of the Notes with the net proceeds of one or more Equity Offerings received by, or invested in, the Company so long as there is a Public Market at the time of such redemption, at a redemption price (expressed as a percentage of principal amount) of 108.75% plus accrued and unpaid interest, if any, to the redemption date

(subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original principal amount of the Notes must remain outstanding after each such redemption.

     In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note.

     The Notes do not have the benefit of any sinking fund.

RANKING AND SUBORDINATION

     The payment of the principal of, premium, if any, and interest on and other obligations in respect of the Notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash or Cash Equivalents when due of all Senior Indebtedness of the Company. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "Defeasance" below is not subordinate to any Senior Indebtedness or subject to the restrictions described herein. As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the outstanding Senior Indebtedness of the Company would have been $70.6 million (exclusive of unused commitments). Although the Indenture contains limitations on the amount of additional Indebtedness that the Company may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "Certain Covenants -- Limitation on Indebtedness" below.

     "Senior Indebtedness" is defined, whether outstanding on the Issue Date or thereafter issued, created, incurred or assumed, as the Bank Indebtedness and all other Indebtedness of the Company, including accrued and unpaid interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified in the documentation with respect thereto whether or not a claim for post filing interest is allowed in such proceeding) and fees relating thereto, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that the obligations in respect of such Indebtedness are not superior in right of, or are subordinate to, payment to the Notes; provided, however, that Senior Indebtedness will not include (i) any obligation of the Company to any Subsidiary, (ii) any liability for Federal, state, foreign, local or other taxes owed or owing by the Company, (iii) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (iv) any Indebtedness, Guarantee or obligation of the Company that is expressly subordinate or junior in right of payment to any other Indebtedness, Guarantee or obligation of the Company, including any Senior Subordinated Indebtedness and any Subordinated Obligations or (v) any Capital Stock.

     Only Indebtedness of the Company that is Senior Indebtedness will rank senior to the Notes in accordance with the provisions of the Indenture. The Notes in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Company. The Company has agreed in the Indenture that it will not incur, directly or indirectly, any Indebtedness that is subordinate or junior in ranking in any respect to Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is expressly subordinated in right of payment to Senior Subordinated Indebtedness. In addition, no Subsidiary Guarantor shall incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is expressly subordinated in right of payment to Guarantor Senior

Subordinated Indebtedness of such Subsidiary Guarantor. Unsecured Indebtedness is not deemed to be subordinate or junior to Secured Indebtedness merely because it is unsecured.

     The Company may not pay principal of, premium, if any, or interest on, or other obligations with respect to, the Notes or make any deposit pursuant to the provisions described under "Defeasance" below and may not otherwise purchase, redeem or retire any Notes (collectively, "pay the Notes") if (i) any Senior Indebtedness is not paid when due in cash or Cash Equivalents or (ii) any other default on Senior Indebtedness occurs and the maturity of such Senior Indebtedness is accelerated in accordance with its terms unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Senior Indebtedness has been paid in full in cash or Cash Equivalents. However, the Company may pay the Notes without regard to the foregoing if the Company and the Trustee receive written notice approving such payment from the Representative of the Senior Indebtedness with respect to which either of the events set forth in clause (i) or (ii) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (i) or (ii) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company may not pay the Notes for a period (a "Payment Blockage Period") commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a "Blockage Notice") of such default from the Representative of the holders of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (i) by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice, (ii) because the default giving rise to such Blockage Notice is no longer continuing or (iii) because such Designated Senior Indebtedness has been repaid in full). Notwithstanding the provisions described in the immediately preceding sentence, unless the holders of such Designated Senior Indebtedness or the Representative of such holders have accelerated the maturity of such Designated Senior Indebtedness, the Company may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period.

     Upon any payment or distribution of the assets or securities of the Company upon a total or partial liquidation, dissolution, reorganization or bankruptcy of or similar proceeding relating to the Company or its property, the holders of Senior Indebtedness are entitled to receive payment in full in cash or Cash Equivalents of the Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the Notes are entitled to receive any payment or distribution, and until the Senior Indebtedness is paid in full in cash or Cash Equivalents, any payment or distribution to which holders of the Notes would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness as their interests may appear. If a payment or distribution is made to holders of the Notes that, due to the subordination provisions of the Indenture, should not have been made to them, such holders are required to hold it in trust for the holders of Senior Indebtedness and pay it over to them as their interests may appear.

     If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness or the Representative of such holders of the acceleration. The Company may not pay the Notes until five Business Days after such holders or the Representative of the Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the Note holders.

CHANGE OF CONTROL

     Upon the occurrence of any of the following events (each a "Change of Control"), each holder will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date):

          (i) (A) any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act), other than one or more Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such person shall be deemed to have "beneficial ownership" of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company or Holdings (or its successor by merger, consolidation or purchase of all or substantially all of its assets) (for the purposes of this clause, such person shall be deemed to beneficially own any Voting Stock of the Company or Holdings held by a parent corporation, if such person "beneficially owns" (as defined above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation); and (B) the Permitted Holders "beneficially own" (as defined in Rules 13d-3 and 13d-5 under the Exchange
     Act), directly or indirectly, in the aggregate a lesser percentage of the total voting power of the Voting Stock of the Company (or its successor by merger, consolidation or purchase of all or substantially all of its assets) than such other person and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of the Company or such successor (for the purposes of this clause, such other person shall be deemed to beneficially own any Voting Stock of a specified corporation held by a parent corporation, if such other person "beneficially owns" (as defined in clause (A) above), directly or indirectly, more than 35% of the voting power of the Voting Stock of such parent corporation and the Permitted Holders "beneficially own" (as defined in this clause (B)), directly or indirectly, in the aggregate a lesser percentage of the voting power of the Voting Stock of such parent corporation and do not have the right or ability by voting power, contract or otherwise to elect or designate for election a majority of the board of directors of such parent corporation); or

          (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company or Holdings (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company or Holdings, as the case may be, was approved by a vote of at least a majority of the directors of the Company or Holdings then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved or is a designee of the Permitted Holders or was nominated or elected by such Permitted Holders or any of their designees) cease for any reason to constitute a majority of the Board of Directors of the Company or Holdings then in office; or

          (iii) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) other than a Permitted Holder; or

          (iv) the adoption by the stockholders of a plan for the liquidation or dissolution of the Company.

     Within 30 days following any Change of Control, unless the Company has mailed a redemption notice with respect to all the outstanding Notes in connection with such Change of Control as described under "-- Optional Redemption", the Company shall mail a notice to each holder with a copy to the Trustee stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to purchase such holder's Notes at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date); (ii) the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and (iii) the procedures determined by the Company, consistent with the Indenture, that a holder must follow in order to have its Notes purchased.

     The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

     The occurrence of certain of the events that would constitute a Change of Control would constitute a default under the Credit Agreement. Future Senior Indebtedness of the Company and its Subsidiaries may also contain prohibitions of certain events that would constitute a Change of Control or require such Senior Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Company to repurchase the Notes could cause a default under such Senior Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Company's ability to pay cash to the holders upon a repurchase may be limited by the Company's then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. Even if sufficient funds were otherwise available, the terms of the Credit Agreement (and other Senior Indebtedness may) prohibit the Company's prepayment of Notes prior to their scheduled maturity. Consequently, if the Company is not able to prepay the Bank Indebtedness and any other Senior Indebtedness containing similar restrictions or obtain requisite consents, as described above, the Company will be unable to fulfill its repurchase obligations if holders of Notes exercise their repurchase rights following a Change of Control, thereby resulting in a default under the Indenture. The provisions of the Indenture may not afford holders of the Notes the right to require the Company to repurchase the Notes in the event of a highly leveraged transaction that may adversely affect the holders of the Notes if such transaction is not a transaction defined as a Change of Control.

     The Change of Control provisions described above may deter certain mergers, tender offers and other takeover attempts involving the Company by increasing the capital required to effectuate such transactions. The definition of "Change of Control" includes a disposition of all or substantially all of the property and assets of the Company and its Restricted Subsidiaries. With respect to the disposition of property or assets, the phrase "all or substantially all" as used in the Indenture varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under New York law (which is the choice of law under the Indenture) and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in ascertaining whether a particular transaction would involve a disposition of "all or substantially all" of the property or assets of a Person, and therefore it may be unclear as to whether a Change of Control has occurred and whether the Company is required to make an offer to repurchase the Notes as described above.

CERTAIN COVENANTS

     The Indenture contains certain covenants including, among others, the following:

     Limitation on Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness; provided, however, that the Company and its Restricted Subsidiaries may Incur Indebtedness if on the date thereof the Consolidated Coverage Ratio for the Company and its Restricted Subsidiaries is at least 2.00 to 1.00, if such Indebtedness is Incurred on or prior to the second anniversary of the Issue Date and 2.25 to 1.00, if such Indebtedness is Incurred thereafter.

     (b) Notwithstanding the foregoing paragraph (a) the Company and its Restricted Subsidiaries may Incur the following Indebtedness: (i) Indebtedness Incurred pursuant to the Credit Agreement; provided, however, that the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (i) does not exceed $110 million at any time outstanding, less the aggregate principal amount of all scheduled repayments of principal thereof and all mandatory prepayments of principal thereof applied to permanently reduce the outstanding Indebtedness and commitments thereunder; (ii) the Subsidiary Guarantees and Guarantees of Indebtedness Incurred pursuant to clause (i); (iii) Indebtedness of the Company owing to and held by any Wholly-Owned Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Company or any Wholly-Owned Subsidiary; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Wholly-Owned Subsidiary ceasing to be a Wholly-Owned Subsidiary or any subsequent transfer of any such Indebtedness (except to the Company or a Wholly-Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the issuer thereof; (iv) Indebtedness represented by (x) the Notes, (y) any Indebtedness (other than the Indebtedness described in clauses (i), (ii) and (iii)) outstanding on the Issue Date and (z) any Refinancing Indebtedness Incurred in respect of any Indebtedness described in this clause (iv) or clause
(v) or Incurred pursuant to paragraph (a) above; (v) Indebtedness of a Restricted Subsidiary Incurred and outstanding on the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Subsidiary or was otherwise acquired by the Company); provided, however, that at the time such Restricted Subsidiary is acquired by the Company, the Company would have been able to Incur $1.00 of additional Indebtedness pursuant to paragraph (a) above after giving effect to the Incurrence of such Indebtedness pursuant to this clause (v); (vi) Indebtedness under (a) Interest Rate Agreements entered into in connection with the Credit Agreement and (b) other Interest Rate Agreements; provided, however, that such other Interest Rate Agreements are entered into for bona fide hedging purposes of the Company or its Restricted Subsidiaries (as determined in good faith by the Board of Directors or senior management of the Company) and correspond in terms of notional amount, duration, currencies and interest rates, as applicable, to Indebtedness of the Company or its Restricted Subsidiaries Incurred without violation of the Indenture; (vii) Purchase Money Indebtedness of the Company or any Subsidiary Guarantor Incurred on or after the Issue Date, provided, that (i) the aggregate principal amount of such Indebtedness Incurred on or after the Issue Date and outstanding at any time pursuant to this clause
(vii) (including any Indebtedness issued to refinance, replace, renew, repay, extend or refund such Indebtedness) shall not exceed $5 million, and (ii)in each case, such Indebtedness as originally Incurred shall not constitute more than 100% of the cost (determined in accordance with GAAP) to the Company or such Subsidiary Guarantor, as applicable, of the property so purchased or leased and
(viii) Indebtedness (in addition to Indebtedness described in clauses (i) -
(vii)) in a principal amount which, when taken together with the principal amount of all other Indebtedness Incurred pursuant to this clause (viii) and then outstanding, will not exceed $10 million (which may be Indebtedness Incurred under the Credit Agreement).

     (c) Neither the Company nor any Restricted Subsidiary will Incur any Indebtedness under paragraph (b) above if the proceeds thereof are used, directly or indirectly, to refinance any Subordinated Obligations of the Company unless such Indebtedness shall be subordinated to the Notes to at least the same extent as such Subordinated Obligations. No Subsidiary Guarantor shall Incur any Indebtedness under paragraph (b) above if the proceeds thereof are used, directly or indirectly to refinance any Guarantor Subordinated Obligations of such Subsidiary Guarantor unless such Indebtedness shall be subordinated to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee to at least the same extent as such Guarantor Subordinated Indebtedness.

     (d) in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in paragraph (b) above, the Company, in its sole discretion, shall classify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

     Limitation on Layering. The Company will not Incur any Indebtedness if such Indebtedness is subordinate or junior in ranking in any respect to any Senior Indebtedness unless such Indebtedness is Senior Subordinated Indebtedness or is contractually subordinated in right of payment to Senior Subordinated Indebtedness. No Subsidiary Guarantor shall Incur any Indebtedness if such Indebtedness is contractually subordinate or junior in ranking in any respect to any Guarantor Senior Indebtedness of such Subsidiary Guarantor unless such Indebtedness is Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor or is contractually subordinated in right of payment to Guarantor Senior Subordinated Indebtedness of such Subsidiary Guarantor.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to (i) declare or pay any dividend or make any distribution on or in respect of its Capital Stock (including any payment in connection with any merger or consolidation involving the Company or any of its Restricted Subsidiaries) except (A) dividends or distributions payable in its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to purchase such Capital Stock and (B) dividends or distributions payable to the Company or a Restricted Subsidiary of the Company (and if such Restricted Subsidiary is not a Wholly-Owned Subsidiary, to its other holders of Capital Stock on a pro rata basis), (ii) purchase, redeem, retire or otherwise acquire for value any Capital Stock of the Company held by Persons other than a Restricted Subsidiary of the Company or any Capital Stock of a Restricted Subsidiary of the Company held by any Affiliate of the Company, other than another Restricted Subsidiary (in either case, other than in exchange for its Capital Stock (other than Disqualified Stock)), (iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Obligations (other than the purchase, repurchase or other acquisition of Subordinated Obligations purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition) or (iv) make any Investment (other than a Permitted Investment) in any Person (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to in clauses (i) through (iv) as a "Restricted Payment"), if at the time the Company or such Restricted Subsidiary makes such Restricted
Payment: (1) a Default shall have occurred and be continuing (or would result therefrom); or (2) the Company shall not be able to incur an additional $1.00 of Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness"; or
(3) the aggregate amount of such Restricted Payments and all other Restricted Payments declared or made subsequent to the Issue Date would exceed the sum of:
(A) 50% of the Consolidated Net Income accrued during the period (treated as one accounting period) from the first day of the quarter in which the Issue Date occurs to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment as to which financial results are available (or, in case such Consolidated Net Income shall be a deficit, minus 100% of such deficit);
(B) the aggregate Net Cash Proceeds received by the Company from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date (other than net proceeds received from an issuance or sale of such Capital Stock to a Subsidiary of the Company or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); (C) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary of the Company) subsequent to the Issue Date of any Indebtedness of the Company convertible or exchangeable for Capital Stock of the Company (less the amount of any cash, or other property, distributed by the Company upon such conversion or exchange); (D) the amount equal to the net reduction in Investments made by the Company or any of its Restricted Subsidiaries in any Person resulting from (i) repurchases or redemptions of such Investments by such Person, proceeds realized upon the sale of such Investment to an unaffiliated purchaser, repayments of loans or advances or other transfers of assets (including by way of dividend or distribution) by such Person to the Company or any Restricted Subsidiary of the Company or (ii) the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investment") not to exceed, in the case of any Unrestricted Subsidiary, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary, which amount was included in the calculation of the amount of Restricted Payments; provided, however, that no amount shall be included under this clause (D) to the extent it is already included in Consolidated Net Income and (E) until December 31, 1999, $1 million (reduced on a dollar for dollar basis by the sum of the amounts described in (A), (B), (C) or (D)). For purposes of this covenant, the amount of any Restricted Payments, if other than in cash, shall be determined in good faith by the Board of Directors as evidenced by a certificate filed with the Trustee, except that in the event the value of any non-cash consideration shall be $5 million or more, the value shall be as determined in writing by an Independent Appraiser.

     (b) The provisions of paragraph (a) will not prohibit: (i) any purchase or redemption of Capital Stock or Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Company (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or guaranteed by the Company or any Restricted Subsidiary unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that (A) such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments and (B) the Net Cash Proceeds from such sale shall be excluded from clause (3) (B) of paragraph (a); (ii) any purchase or redemption of Subordinated Obligations of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, Subordinated Obligations of the Company; provided, however, that such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments; (iii) any purchase or redemption of Subordinated Obligations from Net Available Cash to the extent permitted under "Limitation on Sales of Assets and Subsidiary Stock" below; provided, however, that such purchase or redemption shall be excluded in subsequent calculations of the amount of Restricted Payments; (iv) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this provision; provided, however, that such dividends shall be included in subsequent calculations of the amount of Restricted Payments; (v) cash dividends to Holdings for the purpose of, and in amounts equal to, amounts required to permit Holdings (A) to redeem or repurchase Capital Stock of Holdings from existing or former employees or management of the Company or any Subsidiary or their assigns, estates or heirs, in each case in connection with the repurchase provisions under employee stock option or stock purchase agreements or other agreements to compensate management employees; provided that such redemption or repurchases pursuant to this clause shall not exceed $2 million in the aggregate; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments, and (B) to make loans or advances to employees or directors of the Company or any Subsidiary the proceeds of which are used to purchase Capital Stock of Holdings, in an aggregate amount not in excess of $1 million at any one time outstanding; provided, however, that such dividends shall be included in the calculation of the amount of Restricted Payments; (vi) cash dividends to Holdings in amounts equal to (A) the amounts required for Holdings to pay any Federal, state or local income taxes to the extent that such income taxes are attributable to the income of the Company and its Subsidiaries, (B) the amounts required for Holdings to pay franchise taxes and other fees required to maintain its legal existence, (C) an amount not to exceed $500,000 in any fiscal year to permit Holdings to pay its corporate overhead expenses incurred in the ordinary course of business, and to pay salaries or other compensation of employees who perform services for both Holdings and the Company, (D) so long as no Default or Event of Default shall have occurred and be continuing, an amount not to exceed $100,000 in the aggregate, to enable Holdings to make payments to holders of its Capital Stock in lieu of issuance of fractional shares of its Capital Stock and (E) the fees payable by Holdings in connection with the Recapitalization; provided, however, that such dividends shall be excluded from the calculation of the amount of Restricted Payments; (vii) repurchases of Capital Stock deemed to occur upon the exercise of stock options if such Capital Stock represents a portion of the exercise price thereof; provided, however, that such repurchases shall be excluded from the calculation of the amount of Restricted Payments; and (viii) so long as (A) no Default or Event of Default has occurred and is continuing and
(B) immediately before and immediately after giving effect thereto, the Company would have been permitted to Incur at least $1.00 of additional Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness," from and after February 15, 2003, payments of cash dividends to Holdings in an amount sufficient to enable Holdings to make payments of interest required to be made in respect of the Holdings Senior Discount Debentures in accordance the terms thereof in effect on the date of the Indenture, provided such interest payments are made with the proceeds of such dividends; provided, however, that such payments shall be excluded from the calculation of the amount of Restricted Payments.

     Limitation on Liens. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur or suffer to exist any Lien (other than Permitted Liens and Liens securing Senior Indebtedness and Guarantees of Senior Indebtedness) upon any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or thereafter acquired, securing any Indebtedness, unless contemporaneously therewith effective provision is made to secure the Indebtedness due under the Indenture and the Notes or, in respect of Liens on any Restricted Subsidiary's property or assets, any Subsidiary Guarantee of such Restricted Subsidiary, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured; provided that, in the case of Indebtedness of a Subsidiary Guarantor, if such Subsidiary Guarantor shall cease to be a Subsidiary Guarantor in accordance with the provisions of the Indenture, such equal and ratable lien to secure the Notes shall, without any further action, cease to exist.

     Limitation on Sale/Leaseback Transactions. The Company will not, and will not permit any of its Restricted Subsidiaries to, enter into any Sale/Leaseback Transaction unless (i) the Company or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Sale/ Leaseback Transaction at least equal to the fair market value (as evidenced by a resolution of the Board of Directors delivered to the Trustee) of the property subject to such transaction; (ii) the Company or such Restricted Subsidiary with respect thereto could have Incurred Indebtedness in an amount equal to the Attributable Indebtedness in respect of such Sale -- Leaseback Transaction pursuant to the covenant described under "-- Limitation on Indebtedness"; (iii) the Company or such Restricted Subsidiary would be permitted to create a Lien on the property subject to such Sale-Leaseback Transaction without securing the Notes by the covenant described under "-- Limitation on Liens"; and (iv) the Sale/Leaseback Transaction is treated as an Asset Disposition and all of the conditions of the Indenture described under "-- Limitation on Sale of Assets and Subsidiary Stock" (including the provisions concerning the application of Net Available Cash) are satisfied with respect to such Sale/Leaseback Transaction, treating all of the consideration received in such Sale/Leaseback Transaction as Net Available Cash for purposes of such covenant.

     Limitation on Restrictions on Distributions from Restricted
Subsidiaries. The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distributions on its Capital Stock or pay any Indebtedness or other obligations owed to the Company, (ii) make any loans or advances to the Company or (iii) transfer any of its property or assets to the Company, except (a) any encumbrance or restriction pursuant to an agreement in effect at or entered into on the date of the Indenture (including, without limitation, the Credit Agreement); (b) any encumbrance or restriction imposed by Indebtedness incurred under the Credit Agreement in accordance with the Indenture, provided, however that such encumbrance or restriction is not materially more restrictive than that imposed by the Credit Agreement as of the Issue Date; (c) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement relating to any Indebtedness Incurred by a Restricted Subsidiary on or prior to the date on which such Restricted Subsidiary was acquired by the Company (other than Indebtedness Incurred as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was acquired by the Company) and outstanding on such date; (d) any encumbrance or restriction with respect to a Restricted Subsidiary pursuant to an agreement effecting a refinancing of Indebtedness Incurred pursuant to an agreement referred to in clause (a), (b) or (c) of this covenant or this clause
(d) or contained in any amendment to an agreement referred to in clause (a) (b) or (c) of this covenant or this clause (d); provided, however, that the encumbrances and restrictions with respect to such Restricted Subsidiary contained in any such agreement or amendment are not materially more restrictive than encumbrances and restrictions contained in such agreements; (e) in the case of clause (iii) above, any encumbrance or restriction (A) that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is subject to a lease, license or similar contract, or the assignment or transfer of any such lease, license or other contract, (B) by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture (including any Permitted Lien), (C) contained in mortgages, pledges or other security agreements securing Indebtedness of a Restricted Subsidiary to the extent such encumbrance or restrictions restrict the transfer of the property subject to such mortgages, pledges or other security agreements or (D) pursuant to customary provisions restricting dispositions of real property interests set forth in any reciprocal easement agreements of the Company or any Restricted Subsidiary; (f) any restriction with respect to a Restricted Subsidiary (or any of its property or assets) imposed pursuant to an agreement entered into for the direct or indirect sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary (or the property or assets that are subject to such restriction) pending the closing of such sale or disposition; (g) encumbrances or restrictions arising or existing by reason of applicable law; and (h) restrictions on transfer contained in Purchase Money Indebtedness incurred pursuant to paragraph (b)(vii) of the covenant "Limitation on Indebtedness," provided such restrictions relate only to the transfer of the property acquired with the proceeds of such Purchase Money Indebtedness.

     Limitation on Sales of Assets and Subsidiary Stock. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, make any Asset Disposition unless (i) the Company or such Restricted Subsidiary receives consideration at the time of such Asset Disposition at least equal to the fair market value, as determined in good faith by the Board of Directors (including as to the value of all non-cash consideration), of the shares and assets subject to such Asset Disposition, (ii) at least 75% of the consideration thereof received by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents and (iii) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by the Company (or such Restricted

Subsidiary, as the case may be) (A) first, to the extent the Company or any Restricted Subsidiary, as the case may be, elects (or is required by the terms of any Senior Indebtedness), to prepay, repay or purchase Senior Indebtedness or Indebtedness (other than any Preferred Stock) of a Wholly-Owned Subsidiary (in each case other than Indebtedness owed to the Company or an Affiliate of the Company) within 180 days from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (B) second, to the extent of the balance of such Net Available Cash after application in accordance with clause (A), at the Company's election to the investment in Additional Assets within one year from the later of the date of such Asset Disposition or the receipt of such Net Available Cash; (C) third, to the extent of the balance of such Net Available Cash after application and in accordance with clauses (A) and (B), to make an offer to purchase (an "Offer") the Notes and other pari passu debt obligations subject to a similar covenant (collectively, the "pari passu Notes") at par plus accrued and unpaid interest, if any, thereon; and (D) fourth, to the extent of the balance of such Net Available Cash after application in accordance with clauses (A), (B) and (C), for other general corporate purposes not prohibited by the Indenture; provided, however, that, in connection with any prepayment, repayment or purchase of Indebtedness pursuant to clause (A) above, the Company or such Restricted Subsidiary shall retire such Indebtedness and shall cause the related loan commitment (if any) to be permanently reduced in an amount equal to the principal amount so prepaid, repaid or purchased. Notwithstanding the foregoing provisions, the Company and its Restricted Subsidiaries shall not be required to apply any Net Available Cash in accordance herewith except to the extent that the aggregate Net Available Cash from all Asset Dispositions which are not applied in accordance with this covenant exceed $500,000. The Company shall not be required to make an Offer for the Notes and for the pari passu Notes pursuant to this covenant if the Net Available Cash available therefor (after application of the proceeds as provided in clauses (A) and (B)) are less than $5 million for any particular Asset Disposition (which lesser amounts shall be carried forward for purposes of determining whether an Offer is required with respect to the Net Available Cash from any subsequent Asset Disposition).

     (b) If the aggregate principal amount (or accreted value, as applicable) of Notes and pari passu Notes validly tendered and not withdrawn in connection with an Offer pursuant to clause (C) above exceeds the funds available therefor ("Offer Proceeds"), the Offer Proceeds will be apportioned between the Notes and such pari passu Notes, with the portion of the Offer Proceeds payable in respect of the Notes equal to the lesser of (i) the Offer Proceeds amount multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes and the denominator of which is the sum of the outstanding principal amount of the Notes and the outstanding principal amount (or accreted value, as applicable) of the relevant pari passu Notes, and (ii) the aggregate principal amount of Notes validly tendered and not withdrawn.

     (c) For the purposes of this covenant, the following are deemed to be cash:
(x) the assumption by the transferee of Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary of the Company and the release of the Company or such Restricted Subsidiary from all liability on such Senior Indebtedness or Indebtedness in connection with such Asset Disposition (in which case the Company shall, without further action, be deemed to have applied such assumed Indebtedness in accordance with clause (A) of the preceding paragraph) and (y) securities received by the Company or any Restricted Subsidiary of the Company from the transferee that are promptly converted by the Company or such Restricted Subsidiary into cash.

     (d) In the event of an Asset Disposition that requires the purchase of Notes pursuant to clause (a)(iii)(C), the Company will be required to purchase Notes tendered pursuant to an Offer made by the Company for the Notes promptly, and in any event within 10 days after the Company is required to make an Offer, at a purchase price of 100% of their principal amount plus accrued and unpaid interest, if any, to the purchase date in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. If the aggregate purchase price of the pari passu Notes tendered pursuant to the Offer is less than the Net Available Cash allotted to the purchase of the pari passu Notes, the Company will apply the remaining Net Available Cash in accordance with clause (a)(iii)(D) above.

     (e) The Company will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to the Indenture. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue thereof.

     Limitation on Affiliate Transactions. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company (an "Affiliate Transaction") unless: (i) the terms of such Affiliate Transaction are no less favorable to the Company or such Restricted Subsidiary, as the case may be, than those that could be obtained at the time of such transaction in arm's-length dealings with a Person who is not such an Affiliate;
(ii) in the event such Affiliate Transaction involves an aggregate amount in excess of $1 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Company and by a majority of the members of such Board having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in (i) above); and (iii) in the event such Affiliate Transaction involves an aggregate amount in excess of $5 million, the Company has received a written opinion from an independent investment banking firm of nationally recognized standing that such Affiliate Transaction is not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arms-length basis from a Person that is not an Affiliate.

     (b) The foregoing paragraph (a) will not apply to (i) any Restricted Payment permitted to be made pursuant to the covenant described under "Limitation on Restricted Payments," (ii) any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock options and stock ownership plans approved by the Board of Directors of the Company, (iii) loans or advances to employees in the ordinary course of business of the Company or any of its Restricted Subsidiaries, (iv) the fees payable by the Company in connection with the Recapitalization, or (v) any transaction between the Company and a Wholly-Owned Subsidiary or between Wholly-Owned Subsidiaries.

     Limitation on Capital Stock of Restricted Subsidiaries. The Company will not sell any shares of Capital Stock of a Restricted Subsidiary, and will not permit any Restricted Subsidiary, directly or indirectly, to issue or sell any shares of its Capital Stock except: (i) to the Company or a Wholly-Owned Subsidiary; or (ii) in compliance with the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock" if, immediately after giving effect to such issuance or sale, such Restricted Subsidiary would continue to constitute a Restricted Subsidiary. Notwithstanding the foregoing, the Company is permitted to sell all the Capital Stock of a Subsidiary as long as the Company is in compliance with the terms of the covenant described under "-- Limitation on Sales of Assets and Subsidiary Stock".

     SEC Reports. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, to the extent permitted by the Exchange Act, the Company will file with the SEC, and provide, within 15 days after the Company is required to file the same with the SEC, the Trustee and the holders of the Notes with the annual reports and the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that are specified in Sections 13 and 15(d) of the Exchange Act. In the event that the Company is not permitted to file such reports, documents and information with the SEC pursuant to the Exchange Act, the Company will nevertheless deliver such Exchange Act information to the Trustee and the holders of the Notes as if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

     Merger and Consolidation. The Company will not consolidate with or merge with or into, or convey, transfer or lease all or substantially all its assets to, any Person, unless: (i) the resulting, surviving or transferee Person (the "Successor Company") shall be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and the Successor Company (if not the Company) shall expressly assume, by supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture; (ii) immediately after giving effect to such transaction (and treating any Indebtedness that becomes an obligation of the Successor Company or any Subsidiary of the Successor Company as a result of such transaction as having been incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) immediately after giving effect to such transaction, the Successor Company would be able to Incur at least an additional $1.00 of Indebtedness pursuant to paragraph (a) of "Limitation on Indebtedness"; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

     The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture, but, in the case of a lease of all or substantially all its assets, the Company will not be released from the obligation to pay the principal of and interest on the Notes.

     Notwithstanding the foregoing clauses (ii) and (iii), (i) any Restricted Subsidiary of the Company may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (ii) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another jurisdiction to realize tax or other benefits.

     Future Subsidiary Guarantors. After the Issue Date, the Company will cause each Restricted Subsidiary created or acquired by the Company to execute and deliver to the Trustee a Subsidiary Guarantee pursuant to which such Subsidiary Guarantor will unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any and interest on the Notes on a senior subordinated basis. The obligations of each Restricted Subsidiary under its Subsidiary Guarantee will be subordinated to the Guarantor Senior Indebtedness of such Restricted Subsidiary on substantially the same terms as the Notes are subordinated to the Senior Indebtedness.

     The obligations of each Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor (including, without limitation, any guarantees under the Credit Agreement) and after giving effect to any collections from or payments made by or on behalf of any other Subsidiary Guarantor in respect of the obligations of such other Subsidiary Guarantor under its Subsidiary Guarantee or pursuant to its contribution obligations under the Indenture, result in the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law.

     Each Subsidiary Guarantor will be permitted to consolidate with or merge into or sell its assets to the Company or another Subsidiary Guarantor without limitation. Each Subsidiary Guarantor will be permitted to consolidate with or merge into or sell all or substantially all its assets to a corporation, partnership or trust other than the Company or another Subsidiary Guarantor (whether or not affiliated with the Subsidiary Guarantor). Upon the sale or disposition of a Subsidiary Guarantor (by merger, consolidation, the sale of all or substantially all of its assets) to a Person (whether or not an Affiliate of the Subsidiary Guarantor) which is not a Subsidiary of the Company, which sale or disposition is otherwise in compliance with the Indenture (including the covenant described under "Certain Covenants -- Limitation on Sales of Assets and Subsidiary Stock"), such Subsidiary Guarantor shall be deemed released from all its obligations under the Indenture and its

Subsidiary Guarantee and such Subsidiary Guarantee shall terminate; provided, however, that any such termination shall occur only to the extent that all obligations of such Subsidiary Guarantor all of its guarantees of, and under all of its pledges of assets or other security interests which secure, any other Indebtedness of the Company shall also terminate upon such release, sale or transfer.

     Limitation on Lines of Business. The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than a Related Business.

EVENTS OF DEFAULT

     Each of the following constitutes an Event of Default under the Indenture:
(i) a default in any payment of interest on any Note when due, continued for 30 days, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination" above, (ii) a default in the payment of principal of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not such payment is prohibited by the provisions described under "Ranking and Subordination" above, (iii) the failure by the Company to comply with its obligations under "Certain Covenants -- Merger and Consolidation above, (iv) failure by the Company to comply for 30 days after notice with any of its obligations under the covenants described under "Change of Control" above or under covenants described under "Certain Covenants" above (in each case, other than a failure to purchase Notes which shall constitute an Event of Default under clause (ii) above), (v) the failure by the Company to comply for 60 days after notice with its other agreements contained in the Indenture, (vi) Indebtedness of the Company or any Restricted Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders thereof because of a default and the total amount of such Indebtedness unpaid or accelerated exceeds $10 million (the "cross acceleration provision"), (vii) certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the "bankruptcy provisions"), (viii) any judgment or decree for the payment of money in excess of $10 million is rendered against the Company or a Significant Subsidiary and such judgment or decree shall remain undischarged or unstayed for a period of 60 days after such judgment becomes final and non-appealable (the "judgment default provision") or (ix) any Subsidiary Guarantee ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or any Subsidiary Guarantor denies or disaffirms its obligations under the Indenture or its Subsidiary Guarantee. However, a default under clauses (iv) and (v) will not constitute an Event of Default until the Trustee or the holders of more than 25% in principal amount of the outstanding Notes notify the Company of the default and the Company does not cure such default within the time specified in clauses (iv) and (v) hereof after receipt of such notice.

     If an Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes by notice to the Company and the Trustee may declare the principal of and accrued and unpaid interest, if any, on all the Notes to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest shall be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs and is continuing, the principal of and accrued and unpaid interest on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

     Subject to the provisions of the Indenture relating to the duties of the Trustee, if an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity and (v) the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction that, in the opinion of the Trustee, is inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee shall be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

     The Indenture provides that if a Default occurs and is continuing and is known to the Trustee, the Trustee must mail to each holder notice of the Default within 90 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust officers in good faith determines that withholding notice is in the interests of the Note holders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any events which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

AMENDMENTS AND WAIVERS

     Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things, (i) reduce the amount of Notes whose holders must consent to an amendment, (ii) reduce the stated rate of or extend the stated time for payment of interest on any Note, (iii) reduce the principal of or extend the Stated Maturity of any Note, (iv) reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed as described under "Optional Redemption" above,
(v) make any Note payable in money other than that stated in the Note, (vi) impair the right of any holder to receive payment of principal of and interest on such holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Notes or
(vii) make any change in the amendment provisions which require each holder's consent or in the waiver provisions.

     Without the consent of any holder, the Company and the Trustee may amend the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation, partnership, trust or limited liability company of the obligations of the Company under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add Guarantees with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder or to comply with any requirement of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act. However, no amendment may be made to the subordina-tion provisions of the Indenture that adversely affects the rights of any holder of Senior Indebtedness then outstanding unless the holders of such Senior Indebtedness (or any group or representative thereof authorized to give a consent) consent to such change.

     The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After an amendment under the Indenture becomes effective, the Company is required to mail to the holders a notice briefly describing such amendment. However, the failure to give such notice to all the holders, or any defect therein, will not impair or affect the validity of the amendment.

DEFEASANCE

     The Company at any time may terminate all its obligations under the Notes and the Indenture ("legal defeasance"), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. In such event, the Subsidiary Guarantees in effect at such time shall terminate. The Company at any time may terminate its obligations under covenants described under "Certain Covenants" (other than "Merger and Consolidation"), the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the Subsidiary Guarantee provision described under "Events of Default" above and the limitations contained in clause (iii) under "Certain Covenants -- Merger and Consolidation" above ("covenant defeasance"). If the Company exercises its covenant defeasance option, the Company may, by written notice to the Trustee prior to the delivery of the Opinion of Counsel referred to below, elect to have any Subsidiary Guarantees in effect at such time terminate.

     The Company may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Company exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Company exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (iv), (vi), (vii) (with respect only to Significant Subsidiaries), (viii) or (ix) under "Events of Default" above or because of the failure of the Company to comply with clause (iii) under "Certain Covenants -- Merger and Consolidation" above.

     In order to exercise either defeasance option, the Company must irrevocably deposit in trust (the "defeasance trust") with the Trustee money or U.S. Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law).

CONCERNING THE TRUSTEE

     United States Trust Company of New York is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Notes.

GOVERNING LAW

     The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

CERTAIN DEFINITIONS

     "Additional Assets" means (i) any property or assets (other than Indebtedness and Capital Stock) to be used by the Company or a Restricted Subsidiary in a Related Business; (ii) the Capital Stock of a Person that becomes a Restricted Subsidiary as a result of the acquisition of such Capital Stock by the Company or a Restricted Subsidiary of the Company; or (iii) Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Company; provided, however, that, in the case of clauses (ii) and (iii), such Restricted Subsidiary is primarily engaged in a Related Business.

     "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Disposition" means any sale, lease, transfer, issuance or other disposition (or series of related sales, leases, transfers, issuances or dispositions that are part of a common plan) of shares of Capital Stock of a Restricted Subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by the Company or any of its Restricted Subsidiaries (including any disposition by means of a merger, consolidation or similar transaction) other than (i) a disposition by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Subsidiary Guarantor, (ii) the disposition of Cash Equivalents in the ordinary course of business, (iii) a disposition of inventory or other property in the ordinary course of business,
(iv) a disposition of obsolete, damaged or worn out equipment or equipment that is no longer useful in the conduct of the business of the Company and its Restricted Subsidiaries and that is disposed of in each case in the ordinary course of business, (v) transactions permitted under "Certain
Covenants -- Merger and Consolidation" above, (vi) for purposes of "Limitation on Sales of Assets and Subsidiary Stock" only, a disposition subject to "Limitation on Restricted Payments", (vii) transactions permitted by paragraph
(b) under the covenant "Limitation on Affiliate Transactions" above, (viii) the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims of any kind and (ix) pursuant to foreclosure or other exercise of remedies.

     "Attributable Indebtedness" in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate borne by the Notes, compounded semi-annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended).

     "Bank Indebtedness" means any and all amounts, whether outstanding on the Issue Date or thereafter incurred, payable by the Company under or in respect of the Credit Agreement and any related notes, collateral documents, letters of credit and guarantees and any interest protection agreements entered into with a Lender (as defined in the Credit Agreement) in connection with the Credit Agreement, including principal, premium, if any, interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company at the rate specified therein whether or not a claim for post filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

     "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

     "Capital Stock" of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

     "Capitalized Lease Obligations" means an obligation that is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with GAAP, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with GAAP, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

     "Cash Equivalents" means (i) securities issued or directly and fully guaranteed or insured by the United States Government or any agency or instrumentality thereof, having maturities of not more than one year from the date of acquisition; (ii) marketable general obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition thereof, having a credit rating of "A" or better from either Standard & Poor's Ratings Group or Moody's Investors Service, Inc.; (iii) certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers' acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least "A" or the equivalent thereof by Standard & Poor's Rating Group, or "A" or the equivalent thereof by Moody's Investors Service, Inc., and having capital and surplus in excess of $500 million; (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (i), (ii) and (iii) entered into with any bank meeting the qualifications specified in clause (iii) above; (v) commercial paper rated at the time of acquisition thereof at least "A-2" or the equivalent thereof by Standard & Poor's Rating Group or "P-2" or the equivalent thereof by Moody's Investors Service, Inc., or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of investments, and in either case maturing within 270 days after the date of acquisition thereof; and (vi) interests in any investment company which invests solely in instruments of the type specified in clauses (i) through (v) above.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Consolidated Coverage Ratio" as of any date of determination means, with respect to any Person, the ratio of (i) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination to (ii) Consolidated Interest Expense for such four fiscal quarters; provided, however, that (1) if the Company or any Restricted Subsidiary (x) has Incurred any Indebtedness since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence of Indebtedness, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred on the first day of such period (except that in making such computation, the amount of Indebtedness under any revolving credit facility outstanding on the date of such calculation shall be computed based on
(A) the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding or (B) if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation) and the discharge of any other Indebtedness repaid, repurchased, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period, or (y) has repaid, repurchased, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio involves a discharge of Indebtedness (in each case other than Indebtedness incurred under any revolving credit facility unless such Indebtedness has been permanently repaid), Consolidated EBITDA and

Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such discharge had occurred on the first day of such period, (2) if since the beginning of such period the Company or any Restricted Subsidiary shall have made any Asset Disposition or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Asset Disposition, the Consolidated EBITDA for such period shall be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Company or any Restricted Subsidiary repaid, repurchased, defeased or otherwise discharged with respect to the Company and its continuing Restricted Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Restricted Subsidiary is sold, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary to the extent the Company and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale), (3) if since the beginning of such period the Company or any Restricted Subsidiary (by merger or otherwise) shall have made an Investment in any Restricted Subsidiary (or any Person which becomes a Restricted Subsidiary or is merged with or into the Company) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of an operating unit of a business, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period and (4) if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Asset Disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by the Company or a Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition or Investment occurred on the first day of such period. For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). Notwithstanding anything herein to the contrary, if at the time the calculation of the Consolidated Coverage Ratio is to be made, the Company does not have available consolidated financial statements reflecting the ownership by the Company of CSC and Specialty Books for a period of at least four full fiscal quarters, all calculations required by the Consolidated Coverage Ratio shall be prepared on a pro forma basis, as though each such transaction (to the extent not otherwise reflected in the consolidated financial statements of the Company) had occurred on the first day of the four fiscal quarter period for which such calculation is being made.

     "Consolidated EBITDA" for any period means the Consolidated Net Income for such period, plus the following to the extent deducted in calculating such Consolidated Net Income: (i) income tax expense, (ii) Consolidated Interest Expense, (iii) depreciation expense, (iv) amortization of intangibles and (v) other non-cash charges reducing Consolidated Net Income (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was paid in a prior period not included in the calculation). Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the interest, depreciation and amortization of, a Restricted Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating the Consolidated Net Income of such Person.

     "Consolidated Interest Expense" means, for any period, the total interest expense of the Company and its consolidated Subsidiaries, plus, to the extent not included in such interest expense, (i) interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto, determined as if such lease were a capitalized lease in accordance with GAAP, (ii) amortization of debt discount and debt issuance cost (other than such discounts and costs incurred in connection with the Recapitalization), (iii) capitalized interest and accrued interest, (iv) non-cash interest expense, (v) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, (vi) interest actually paid by the Company or any such Subsidiary under any Guarantee of Indebtedness or other obligation of any other Person, (vii) net costs associated with Hedging Obligations (including amortization of fees), (viii) dividends in respect of all Disqualified Stock of the Company and all Preferred Stock of Subsidiaries, in each case, held by Persons other than the Company or a Wholly-Owned Subsidiary and (ix) the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are used by such plan or trust to pay interest or fees to any Person (other than the Company) in connection with Indebtedness Incurred by such plan or trust; provided, however, that there shall be excluded therefrom any such interest expense of any Unrestricted Subsidiary to the extent the related Indebtedness is not Guaranteed or paid by the Company or any Restricted Subsidiary; less interest income. For purposes of the foregoing, total interest expense shall be determined after giving effect to any net payments made or received by the Company and its Subsidiaries with respect to Interest Rate Agreements. Notwithstanding the foregoing, the Consolidated Interest Expense with respect to any Restricted Subsidiary of the Company that was not a Wholly-Owned Subsidiary shall be included only to the extent (and in the same proportion) that the net income of such Restricted Subsidiary was included in calculating Consolidated Net Income.

     "Consolidated Net Income" means, for any period, the net income (loss) of the Company and its Consolidated Subsidiaries; provided, however, that there shall not be included in such Consolidated Net Income: (i) any net income (loss) of any Person if such Person is not a Restricted Subsidiary, except that (A) subject to the limitations contained in (iv) below, the Company's equity in the net income of any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Person during such period to the Company or a Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Restricted Subsidiary, to the limitations contained in clause
(iii) below) and (B) the Company's equity in a net loss of any such Person (other than an Unrestricted Subsidiary) for such period shall be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Company or a Restricted Subsidiary; (ii) any net income
(loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition;
(iii) any net income of any Restricted Subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Company, except that (A) subject to the limitations contained in (iv) below the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Company or another Restricted Subsidiary as a dividend (subject, in the case of a dividend to another Restricted Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated Subsidiaries (including pursuant to any Sale/Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (loss) realized upon the sale or other disposition of any Capital Stock of any Person; (v) any extraordinary gain or loss and (vi) the cumulative effect of a change in accounting principles.

     "Consolidated Tangible Assets" means, as of any date of determination, the total assets, less goodwill, deferred financing costs and other intangibles less accumulated amortization, shown on the balance sheet of the Company and its Restricted Subsidiaries as of the most recent date for which such balance sheet is available, determined on a consolidated basis in accordance with GAAP.

     "Credit Agreement" means (i) the Senior Secured Credit Agreement to be entered into among Holdings, the Company, The Chase Manhattan Bank, as Administrative Agent, and the lenders parties thereto from time to time, as the same may be amended, supplemented or otherwise modified from time to time and any guarantees issued thereunder and (ii) any renewal, extension, refunding, restructuring, replacement or refinancing thereof (whether with the original Administrative Agent and lenders or another administrative agent or agents or other lenders and whether provided under the original Credit Agreement or any other credit or other agreement or indenture).

     "Default" means any event which is, or after notice or passage of time or both would be, an Event of Default.

     "Designated Senior Indebtedness" means (i) the Bank Indebtedness in the case of the Company and (ii) any other Senior Indebtedness which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated in the instrument evidencing or governing such Senior Indebtedness as "Designated Senior Indebtedness" for purposes of the Indenture.

     "Disqualified Stock" means, with respect to any Person, any Capital Stock of such Person which by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event (i) matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (ii) is convertible or exchangeable for Indebtedness or Disqualified Stock (excluding capital stock which is convertible or exchangeable solely at the option of the Company or a Restricted Subsidiary) or (iii) is redeemable at the option of the holder thereof, in whole or in part, in each case on or prior to the Stated Maturity of the Notes, provided, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such Stated Maturity shall be deemed to be Disqualified Stock.

     "Equity Offering" means an offering or issuance for cash by either of the Company or Holdings of its respective common stock, or options, warrants or rights with respect to its common stock.

     "GAAP" means generally accepted accounting principles in the United States of America as in effect as of the date of the Indenture, including those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations based on GAAP contained in the Indenture shall be computed in conformity with GAAP.

     "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person (i) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise) or (ii) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however, that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business. The term "Guarantee" used as a verb has a corresponding meaning.

     "Guarantor Senior Indebtedness" means, with respect to a Subsidiary Guarantor, the following obligations, whether outstanding on the date of the Indenture or thereafter issued, without duplication: (i) any Guarantee of the Bank Indebtedness by such Subsidiary Guarantor and all other Guarantees by such Subsidiary Guarantor of Senior Indebtedness of the Company or Guarantor Senior Indebtedness for any other Subsidiary Guarantor; and (ii) all obligations consisting of the principal of and premium, if any, and accrued and unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Subsidiary Guarantor regardless of whether postfiling interest is allowed in such proceeding) on, and fees and other amount owing in respect of, all Indebtedness of the Subsidiary Guarantor, unless, in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is expressly provided that the obligations in respect of such Indebtedness are not senior in right of payment to the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee; provided, however, that Guarantor Senior Indebtedness shall not include (1) any obligations of such Subsidiary Guarantor to the Subsidiary Guarantor or any other Subsidiary of the Subsidiary Guarantor, (2) any liability for Federal, state, local, foreign or other taxes owed or owing by such Subsidiary Guarantor,
(3) any accounts payable or other liability to trade creditors arising in the ordinary course of business (including Guarantees thereof or instruments evidencing such liabilities), (4) any Indebtedness of such Subsidiary Guarantor that is expressly subordinate in right of payment to any of the Indebtedness of such Subsidiary Guarantor, including any Guarantor Senior Subordinated Indebtedness and Guarantor Subordinated Obligations of such Subsidiary Guarantor or (5) any Capital Stock.

     "Guarantor Senior Subordinated Indebtedness" means with respect to a Subsidiary Guarantor, the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and any other Indebtedness of such Subsidiary Guarantor that specifically provides that such Indebtedness is to rank pari passu in right of payment with the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee and is not expressly subordinated by its terms in right of payment to any Indebtedness of such Subsidiary Guarantor which is not Guarantor Senior Indebtedness of such Subsidiary Guarantor.

     "Guarantor Subordinated Obligation" means, with respect to a Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor (whether outstanding on the Issue Date or thereafter Incurred) which is expressly subordinate in right of payment to the obligations of such Subsidiary Guarantor under its Subsidiary Guarantee pursuant to a written agreement.

     "Holdings" means NBC Acquisition Corp., a Delaware corporation.

     "Holdings Senior Discount Debentures" means the 10 3/4% Senior Discount Debentures due 2009 issued by Holdings on the Issue Date.

     "Incur" means issue, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Restricted Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary.

     "Indebtedness" means, with respect to any Person on any date of determination (without duplication), (i) the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money; (ii) the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments; (iii) all obligations of such

Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto); (iv) all obligations of such Person to pay the deferred and unpaid purchase price of property or services (except trade payables), which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services; (v) all Capitalized Lease Obligations and all Attributable Indebtedness of such Person; (vi) the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any Preferred Stock (but excluding, in each case, any accrued dividends); (vii) all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness shall be the lesser of (A) the fair market value of such asset at such date of determination and (B) the amount of such Indebtedness of such other Persons; (viii) all Indebtedness of other Persons to the extent Guaranteed by such Person; and (ix) to the extent not otherwise included in this definition, net obligations of such Person under Interest Rate Agreements (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such obligation that would be payable by such Person at such time). The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date.

     "Independent Appraiser" means, with respect to any transaction or series of related transactions, an independent, nationally recognized appraisal or investment banking firm or other expert with experience in evaluating or appraising the terms and conditions of such transaction or series of related transactions.

     "Interest Rate Agreement" means with respect to any Person any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

     "Investment" in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business) or other extension of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit other than a time deposit) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person. For purposes of the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include the portion (proportionate to the Company's equity interest in a Restricted Subsidiary to be designated as an Unrestricted Subsidiary) of the fair market value of the net assets of such Restricted Subsidiary of the Company at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary; and (ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

     "Issue Date" means the date on which the Initial Notes were originally issued.

     "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

     "Net Available Cash" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or received in any other noncash form) therefrom, in each case net of (i) all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under GAAP, as a consequence of such Asset Disposition, (ii) all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition, (iii) all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition and (iv) the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with GAAP, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Company or any Restricted Subsidiary after such Asset Disposition.

     "Net Cash Proceeds", with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale.

     "Officer" means the Chairman of the Board, the President, any Vice President, the Treasurer or the Secretary of the Company.

     "Officers' Certificate" means a certificate signed by two Officers.

     "Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

     "Permitted Holders" means each of (i) HWH Capital Partners, L.P. (the "Partnership") or Haas Wheat & Partners Incorporated and any of their respective Affiliates; (ii) any officer or other member of management employed by Holdings or any Subsidiary as of the date of the Indenture; (iii) Robert B. Haas and Douglas D. Wheat; (iv) family members or relatives of the persons described in clauses (ii) and (iii); (v) any trusts created for the benefit of the persons described in clause (ii), (iii) or (iv); (vi) in the event of the incompetence or death of any of the persons described in clauses (ii), (iii) and (iv), such person's estate, executor, administrator, committee or other personal representatives or beneficiaries; and (vii) upon a distribution by the Partnership of all or any of the stock of Holdings, the affiliated partners of the Partnership and any Affiliate thereof.

     "Permitted Investment" means an Investment by the Company or any Restricted Subsidiary in (i) a Restricted Subsidiary or a Person which will, upon the making of such Investment, become a Restricted Subsidiary; provided, however, that the primary business of such Restricted Subsidiary is a Related Business;
(ii) another Person if as a result of such Investment such other Person is merged or consolidated with or into, or transfers or conveys all or substantially all its assets to, the Company or a Restricted Subsidiary; provided, however, that such Person's primary business is a Related Business;
(iii) cash and Cash Equivalents; (iv) receivables owing to the Company or any Restricted Subsidiary created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances; (v) payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;
(vi) loans or advances to employees made in the ordinary course of business consistent with past practices of the

Company or such Restricted Subsidiary; and (vii) stock, obligations or securities received in settlement of debts created in the ordinary course of business and owing to the Company or any Restricted Subsidiary or in satisfaction of judgments.

     "Permitted Liens" means, with respect to any Person, (a) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business; (b) Liens imposed by law, including carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review; (c) Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings provided appropriate reserves have been taken on the books of the Company; (d) Liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business; provided, however, that such letters of credit do not constitute Indebtedness; (e) encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person; (f) Liens securing an Interest Rate Agreement so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing the Interest Rate Agreement; and (g) leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries; (h) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired; (i) Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of Purchase Money Indebtedness relating to assets or property acquired or constructed in the ordinary course of business provided that (x) the aggregate principal amount of Indebtedness secured by such Liens shall not exceed the cost of the assets or property so acquired or constructed and (y) such Liens shall not encumber any other assets or property of the Company or any Restricted Subsidiary other than such Assets or property and assets affixed or appurtenant thereto; (j) Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a creditor expository institution; provided that (x) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those set forth by regulations promulgated by the Federal Reserve Board, and (y) such deposit account is not intended by the Company or any Restricted Subsidiary to provide collateral to the depository institution; (k) Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business (l) Liens existing on the Issue Date; (m) Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Restricted Subsidiary; (n) Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any

Restricted Subsidiary; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary; (o) Liens securing Indebtedness or other obligations of a Subsidiary owing to the Company or a Wholly-Owned Subsidiary; and (p) Liens securing Refinancing Indebtedness incurred to Refinance Indebtedness that was previously so secured, provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the obligations to which such Liens relate.

     "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision hereof or any other entity.

     "Preferred Stock", as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

     A "Public Market" exists at any time with respect to the common stock of the Company or Holdings, as the case may be, if (i) the common stock of the Company or Holdings, as the case may be, is then registered with the Securities Exchange Commission pursuant to Section 12(b) or 12(g) of Exchange Act and traded either on a national securities exchange or in the National Association of Securities Dealers Automated Quotation System and (ii) at least 15% of the total issued and outstanding common stock of the Company or Holdings, as the case may be, has been distributed prior to such time by means of an effective registration statement under the Securities Act.

     "Purchase Money Indebtedness" of any person means any Indebtedness of such person to any seller or other person incurred to finance the acquisition or construction (including in the case of a Capitalized Lease Obligation, the lease) of any business or real or personal tangible property (or, in each case, any interest therein) acquired or constructed after the Issue Date which, in the reasonable good faith judgment of the Board of Directors of the Company is related to a Related Business of the Company and which is incurred concurrently with, or within 180 days of, such acquisition or the completion of such construction and, if secured, is secured only by the assets so financed.

     "Refinancing Indebtedness" means Indebtedness that is Incurred to refund, refinance, replace, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, "refinance", "refinances," and "refinanced" shall have a correlative meaning) any Indebtedness existing on the date of the Indenture or Incurred in compliance with the Indenture (including Indebtedness of the Company that refinances Indebtedness of any Restricted Subsidiary and Indebtedness of any Restricted Subsidiary that refinances Indebtedness of another Restricted Subsidiary) including Indebtedness that refinances Refinancing Indebtedness, provided, however, that (i) the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced, (ii) the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced, and (iii) such Refinancing Indebtedness is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding (plus fees and expenses, including any premium and defeasance costs) of the Indebtedness being refinanced.

     "Related Business" means any business which is the same as or related, ancillary or complementary to any of the businesses of the Company and its Restricted Subsidiaries on the date of the Indenture.

     "Representative" means any trustee, agent or representative (if any) of an issue of Senior Indebtedness.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Sale/Leaseback Transaction" means an arrangement relating to property now owned or hereafter acquired whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or a Subsidiary leases it from such Person.

     "Senior Subordinated Indebtedness" means the Notes and any other Indebtedness of the Company that specifically provides that such Indebtedness is to rank pari passu with the Notes in right of payment and is not subordinated by its terms in right of payment to any Indebtedness or other obligation of the Company which is not Senior Indebtedness.

     "Significant Subsidiary" means any Subsidiary that would be a "Significant Subsidiary" of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

     "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision.

     "Subordinated Obligation" means any Indebtedness of the Company (whether outstanding on the Issue Date or thereafter Incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement.

     "Subsidiary" of any Person means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interests (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) such Person, (ii) such Person and one or more Subsidiaries of such Person or (iii) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary shall refer to a Subsidiary of the Company.

     "Subsidiary Guarantee" means, individually, any Guarantee of payment of the Notes by a Subsidiary Guarantor pursuant to the terms of the Indenture, and, collectively, all such Guarantees. Each such Subsidiary Guarantee will be in the form prescribed in the Indenture.

     "Subsidiary Guarantor" means any Restricted Subsidiary created or acquired by the Company after the Issue Date.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Capital Stock or Indebtedness of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that either (A) the Subsidiary to be so designated has total consolidated assets of $10,000 or less or (B) if such Subsidiary has consolidated assets greater than $10,000, then such designation would be permitted under "Limitation on Restricted Payments." The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation (x) the Company could Incur $1.00 of additional Indebtedness pursuant to paragraph (a) under "Limitation on Indebtedness" and (y) no Default shall have occurred and be continuing. Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

     "Voting Stock" of a corporation means all classes of Capital Stock of such corporation then outstanding and normally entitled to vote in the election of directors.

     "Wholly-Owned Subsidiary" means a Restricted Subsidiary of the Company, all of the Capital Stock of which (other than directors' qualifying shares) is owned by the Company or another Wholly-Owned Subsidiary.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     In the opinion of Paul, Weiss, Rifkind, Wharton & Garrison, counsel to the Company, the following discussion is an accurate general description of the material anticipated federal income tax consequences of the purchase, ownership and disposition of the Notes. It is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the final, temporary and proposed regulations promulgated thereunder and administrative rulings and judicial decisions now in effect, all of which are subject to change (possibly with retroactive effect) or different interpretations. This summary does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor, nor any tax consequences arising under the laws of any state, locality, or foreign jurisdiction, and it is not intended to be applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations, persons that hold Notes as part of a straddle, shortsale or conversion transaction, or holders subject to the alternative minimum tax, may be subject to special rules. In addition, the summary is limited to persons that will hold the Notes as "capital assets" (generally, property held for investment) within the meaning of
Section 1221 of the Code. ALL INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISERS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF NOTES.

TAXATION OF HOLDERS ON EXCHANGE

     The exchange of an Initial Note for an Exchange Note will not be a taxable event to the holder of an Initial Note, and a holder will not recognize any taxable gain or loss as a result of such an exchange. Accordingly, a holder will have the same adjusted basis and holding period in an Exchange Note as it had in an Initial Note immediately before the exchange. Further, the tax consequences of ownership and disposition of any Exchange Note will be the same as the tax consequences of ownership and disposition of an Initial Note.

PAYMENTS OF INTEREST

     Interest on a Note will generally be taxable to a U.S. Holder as ordinary income from domestic sources at the time it is paid or accrued in accordance with the U.S. Holder's method of accounting for tax purposes. As used herein, a "U.S. Holder" of a Note means a holder that is (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust which is subject to the supervision of a court within the United States and the control of a U.S. person as described in section 7701(a)(30) of the Code. A "Non-U.S. Holder" is a holder that is not a U.S. Holder.

MARKET DISCOUNT

     If a U.S. Holder purchases a Note for an amount that is less than its principal amount, the amount of the difference will be treated as "market discount" for federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will be required to treat any principal payment on, or any gain on the sale, exchange, retirement or other disposition of, a Note as ordinary income to the extent of the market discount which has not previously been included in income and is treated as having accrued on such a Note at the time of such payment or disposition. In addition, the U.S. Holder may be required to defer, until the maturity of the Note or its earlier disposition in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or continued to purchase or carry such Note.

     Any market discount will be considered to accrue ratably during the period from the date of acquisition to the maturity date of the Note, unless the U.S. Holder elects to accrue on a constant interest method. A U.S. Holder of a Note may elect to include market discount in income currently as it accrues (on either a ratable or constant interest method), in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired on or after the first taxable year to which the election applies and may not be revoked without the consent of the Internal Revenue Service (the "IRS").

AMORTIZABLE BOND PREMIUM

     A U.S. Holder that purchases a Note for an amount in excess of the sum of its principal amount will be considered to have purchased the Note at a "premium." A holder generally may elect to amortize the premium over the remaining term of the Note on a constant yield method. The amount amortized in any year will be treated as a reduction of the U.S. Holder's interest income from the Note. Bond premium on a Note held by a U.S. Holder that does not make such an election will decrease the gain or increase the loss otherwise recognized on disposition of the Note. The election to amortize premium on a constant yield method once made applies to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies and may not be revoked with the consent of the IRS.

     Final Treasury regulations issued on December 30, 1997 provide that, at a holder's election, premium may be amortized to offset interest income only as a U.S. Holder takes the qualified stated interest into account under the U.S. Holder's regular accounting method. In the case of instruments that provide for alternative payment schedules, bond premium is calculated by assuming that (i) the holder will exercise or not exercise options in a manner that maximizes the holder's yield and (ii) the issuer will exercise or not exercise options in a manner that minimizes the holder's yield except with respect to call options for which the issuer is assumed to exercise such call options in a manner that maximizes the holder's yield. The final regulations are effective for debt instruments acquired on or after March 2, 1998. However, if a U.S. Holder elects to amortize bond premium for the taxable year containing March 2, 1998, or any subsequent taxable year, the final regulations would apply to all the U.S. Holder's debt instruments held on or after the first day of that taxable year. Once made, the election cannot be revoked without the consent of the IRS.

SALE, EXCHANGE AND RETIREMENT OF NOTES

     A U.S. Holder's tax basis in a Note will, in general, be the U.S. Holder's cost therefor, increased by market discount previously included in income by the holder and reduced by any amortized premium. Upon the sale, exchange or retirement of a Note, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the sale, exchange or retirement (less any accrued interest, which will be taxable as such) and the adjusted tax basis of the Note. Except as described above with respect to market discount, such gain or loss will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, exchange or retirement the Note has been held for more than one year. Under current law, long-term capital gains of individuals are, under certain circumstances, taxed at lower rates than items of ordinary income. The deductibility of capital losses is subject to limitations.

BACKUP WITHHOLDING

     In general, information reporting requirements will apply to certain payments of principal, interest and premium paid on Notes and to the proceeds of sale of a Note made to U.S. Holders other than certain exempt recipients (such as corporations). A 31% backup withholding tax will apply to such payments if the holder fails to provide a taxpayer identification number or certification of foreign or other exempt status or fails to report in full dividend and interest income.

     Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such U.S. Holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

SPECIAL CONSIDERATIONS FOR NON-U.S. HOLDERS

     Under present U.S. federal income and estate tax law, and subject to the discussion below concerning backup withholding:

          (a) no withholding of U.S. federal income tax will be required with respect to the payment by the Company or any Paying Agent of principal or interest on a Note owned by a Non-U.S. Holder, provided (i) that the beneficial owner does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote within the meaning of section 871(h)(3) of the Code and the regulations thereunder, (ii) the beneficial owner is not a controlled foreign corporation that is related to the Company through stock ownership,
     (iii) the beneficial owner is not a bank whose receipt of interest on a
     Note is described in section 881(c)(3)(A) of the Code and (iv) the beneficial owner satisfies the statement requirement (described generally below) set forth in section 871(c)(3)(A) of the Code;

          (b) no withholding of U.S. federal income tax will be required with respect to any gain or income realized by a Non-U.S. Holder upon the sale, exchange or retirement of a Note; and

          (c) a Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder will not be subject to U.S. federal estate tax as a result of such individual's death, provided that such individual does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the company entitled to vote within the meaning of section 871(h)(3) of the Code and provided that the interest payments with respect to such Note would not have been, if received at the time of such individual's death, effectively connected with the conduct of a U.S. trade or business by such individual.

     To satisfy the requirement referred to in (a)(iv) above, the beneficial owner of such Note, or a financial institution holding the Note on behalf of such owner, must provide, in accordance with specified procedures, a paying agent of the Company with a statement to the effect that the beneficial owner is not a U.S. person. Pursuant to current temporary Treasury regulations, these requirements will be met if (1) the beneficial owner provides his name and address, and certifies, under penalties of perjury, that he is not a U.S. person (which certification may be made on an IRS Form W-8 (or successor form)) or (2) a financial institution holding the Note on behalf of the beneficial owner certifies, under penalties of perjury, that such statement has been received by it and furnishes a paying agent with a copy thereof. Under recently finalized Treasury regulations (the "Final Regulations"), the statement referred to in
(a)(iv) above may also be satisfied with other documentary evidence for interests paid after December 31, 1998 with respect to an offshore account or through certain foreign intermediaries.

     If a Non-U.S. Holder cannot satisfy the requirements of the "portfolio interest" exception described in (a) above, payments of premium, if any, and interest made to such Non-U.S. Holder will be subject to a 30% withholding tax unless the beneficial owner of the Note provides the Company or its paying agent, as the case may be, with a properly executed (1) IRS Form 1001 (or successor form) claiming an exemption from withholding under the benefit of a tax treaty or (2) IRS Form 4224 (or successor form) stating that interest paid on the Note is not subject to withholding tax because it is effectively connected with the beneficial owner's conduct of a trade or business in the United States. Under the Final Regulation, Non-U.S. Holders will generally be required to provide IRS Form W-8 in lieu of IRS Form 1001 and IRS Form 4224, although alternative documentation may be applicable in certain situations.

     If a Non-U.S. Holder is engaged in a trade or business in the United States and premium, if any, or interest on the Note is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder. In addition, if such holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, such premium, if any, and interest on a Note will be included in such foreign corporation's earnings and profits.

     Any gain or income realized upon the sale, exchange or retirement of a Note generally will not be subject to U.S. federal income tax unless (i) such gain or income is effectively connected with a trade or business in the United States of the Non-U.S. Holder, or (ii) in the case of a Non-U.S. Holder who is an individual, such individual is present in the United States for 183 days or more in the taxable year of such sale, exchange or retirement, and certain other conditions are met.

     No information reporting or backup withholding will be required with respect to payments made by the Company or any paying agent to Non-U.S. Holders if a statement described in (a)(iv) under "Non-U.S. Holders" has been received and the payor does not have actual knowledge that the beneficial owner is a U.S. person.

     In addition, backup withholding and information reporting will not apply if payments of the principal, interest or premium on a Note are paid or collected by a foreign office of a custodian, nominee or other foreign agent on behalf of the beneficial owner of such Note, or if a foreign office of a broker (as defined in applicable Treasury regulations) pays the proceeds of the sale of a Note to the owner thereof. If, however, such nominee, custodian, agent or broker is, for U.S. federal income tax purposes, a U.S. Person, a controlled foreign corporation or a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or, after December 31, 1998, if such nominee, custodian, agent or broker is a foreign partnership, in which one or more U.S. persons, in the aggregate, own more than 50% of the income or capital interests in the partnership or if the partnership is engaged in a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting, unless (1) such custodian, nominee, agent or broker has documentary evidence in its records that the beneficial owner is not a U.S. person and certain other conditions are met or (2) the beneficial owner otherwise establishes an exemption.

     Payments of principal, interest and premium on a Note paid to the beneficial owner of a Note by a United States office of a custodian, nominee or agent, or the payment by the United States office of a broker of the proceeds of sale of a Note, will be subject to both backup withholding and information reporting unless the beneficial owner provides the statement referred to in
(a)(iv) above and the payor does not have actual knowledge that the beneficial owner is a U.S. person or otherwise establishes an exemption.

     As mentioned above, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's U.S. federal income tax liability provided the required information is furnished to the IRS.

     THE FOREGOING SUMMARY OF THE PRINCIPAL FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS DOES NOT DISCUSS ALL ASPECTS OF FEDERAL INCOME TAXATION THAT MAY BE RELEVANT TO A PARTICULAR HOLDER OF A NOTE IN LIGHT OF HIS PARTICULAR CIRCUMSTANCES AND INCOME TAX SITUATION. EACH HOLDER OF A NOTE SHOULD CONSULT SUCH HOLDER'S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF A NOTE, INCLUDING THE APPLICATION AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS, OR SUBSEQUENT VERSIONS THEREOF.

                         BOOK-ENTRY; DELIVERY AND FORM

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTES

     Except as set forth below, the Exchange Notes will initially be issued in the form of one or more registered Exchange Notes in global form without coupons (each a "Global Note"). Each Global Note will be deposited on the date of the closing of the exchange of the Exchange Notes for Initial Notes (the "Exchange Offer Closing Date") with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of Cede & Co., as nominee of DTC, or will remain in the custody of the Trustee pursuant to the FAST Balance Certificate Agreement between DTC and the Trustee.

     The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by it from time to time. The Company takes no responsibility for these operations or procedures, and holders are urged to contact DTC or its participants directly to discuss these matters.

     DTC has advised the Company that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a "banking organization" within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended, and (v) a "clearing agency" registered pursuant to
Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of its Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC's Participants include securities brokers and dealers (including the Initial Purchaser), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

     The Company expects that pursuant to procedures established by DTC (i) upon deposit of each Global Note, DTC will credit the accounts of Participants designated by the Initial Purchaser with an interest in the Global Note and (ii) ownership of the Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

     The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the Notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in Notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

     So long as DTC or its nominee is the registered owner of a Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have Notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of Certificated Notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in a Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of Notes under the Indenture or such Global Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of Notes, or a holder that is an owner of a beneficial interest in a Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC would authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of Notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such Notes.

     Payments with respect to the principal of, and premium, if any, Liquidated Damages, if any, and interest on, any Notes represented by a Global Note registered in the name of DTC or its nominee on the applicable record date will be payable by the Trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the Global Note representing such Notes under the Indenture. Under the terms of the Indenture, the Company and the Trustee may treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither the Company nor the Trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a Global Note (including principal, premium, if any, Liquidated Damages, if any, and interest). Payments by the Participants and the Indirect Participants to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of the Participants or the Indirect Participants and DTC.

     Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same-day funds.

CERTIFICATED NOTES

     If (i) the Company notifies the Trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of Notes in definitive form under the Indenture or (iii) upon the occurrence of certain other events as provided in the Indenture, then, upon surrender by DTC of the Global Notes, Certificated Notes will be issued to each person that DTC identifies as the beneficial owner of the Notes represented by the Global Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

     Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related Notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the Notes to be issued).

                              PLAN OF DISTRIBUTION

     Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Initial Notes where such Notes were acquired as a result of market-making activities or other trading activities. The Company has agreed that, for a period of 180 days after the Expiration Date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use
in connection with any such resale. In addition, until             , 199 , all
dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

     The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

     For a period of 180 days after the Expiration Date the Company will promptly send additional copies of this Prospectus and any amendment or supplement to this Prospectus to any broker-dealer that requests such documents in the Letter of Transmittal. The Company has agreed to pay all expenses incident to the Exchange Offer (including the expenses of one counsel for the Holders of the Notes) other than commissions or concessions of any broker-dealers and will indemnify the Holders of the Notes (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

     The validity of the Exchange Notes offered hereby will be passed upon for the Company by Paul, Weiss, Rifkind, Wharton & Garrison, New York, New York. Certain legal matters with respect to Kansas law will be passed upon for the Company by Triplett, Woolf and Garretson, LLC, Wichita, Kansas.

                                    EXPERTS

     The Financial Statements of the Company as of March 31, 1997, March 31, 1996 and August 31, 1995 and for the year ended March 31, 1997, seven months ended March 31, 1996 and five months ended August 31, 1995 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The Financial Statements of the Company as of and for the year ended March 31, 1995, included in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION

     The Company filed with the SEC the Registration Statement under the Securities Act with respect to the Exchange Notes being offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement. For further information with respect to the Company and the Exchange Notes, reference is made to the Registration Statement. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions in such exhibit, to which reference is hereby made. Copies of the Registration Statement may be examined without charge at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and the SEC's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, upon payment of certain fees prescribed by the SEC. The SEC maintains a World Wide Web site (http://www.sec.gov) that contains such material regarding issuers that file electronically with the SEC. The Registration Statement has been so filed.

     The Company is not currently subject to the information requirements of the Exchange Act. Upon completion of the Exchange Offer, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file periodic reports and other information with the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of any material so filed can be obtained from the Public Reference Section of the SEC at the address set forth above, upon payment of certain fees prescribed by the SEC.

     Pursuant to the Indenture, the Company has agreed to provide the Trustee and holders and (upon their request) prospective holders of the Notes with annual, quarterly and other reports at the times and containing in all material respects the information specified in Sections 13 and 15(d) of the Exchange Act and to file such reports with the SEC.

                         INDEX TO FINANCIAL STATEMENTS

                          NEBRASKA BOOK COMPANY, INC.

FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
  YEAR ENDED MARCH 31, 1997 AND SEVEN MONTHS ENDED MARCH 31,
     1996
  Independent Auditors' Report..............................   F-2
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statements of Stockholder's Equity........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Financial Statements.............................   F-7
  FIVE MONTHS ENDED AUGUST 31, 1995 AND YEAR ENDED MARCH 31,
     1995
  Independent Auditors' Report..............................  F-15
  Report of Independent Public Accountants..................  F-16
  Balance Sheets............................................  F-17
  Statements of Operations..................................  F-18
  Statements of Stockholder's Equity........................  F-19
  Statements of Cash Flows..................................  F-20
  Notes to Financial Statements.............................  F-21

                          NEBRASKA BOOK COMPANY, INC.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Nebraska Book Company, Inc.
Lincoln, Nebraska

     We have audited the accompanying balance sheets of Nebraska Book Company, Inc. (a wholly-owned subsidiary of NBC Acquisition Corp.) as of March 31, 1997 and 1996 and the related statements of operations, stockholder's equity, and cash flows for the year ended March 31, 1997 and the seven months ended March 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respects, the financial position of Nebraska Book Company, Inc. as of March 31, 1997 and 1996, and the results of its operations and its cash flows for the year ended March 31, 1997 and the seven months ended March 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 16, 1997

                          NEBRASKA BOOK COMPANY, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                           MARCH 31,
                                                  ---------------------------   DECEMBER 31,
                                                      1996           1997           1997
                                                  ------------   ------------   ------------
                                                                                (UNAUDITED)
CURRENT ASSETS:
  Cash and cash equivalents.....................  $ 10,100,943   $  9,976,964   $  5,256,414
  Receivables (Note C)..........................    14,523,630     15,322,275     40,454,776
  Inventories (Note D)..........................    43,499,006     44,288,392     52,362,287
  Recoverable income tax........................            --        574,375        218,460
  Deferred income tax benefit (Note H)..........       568,127      1,156,540      1,156,540
  Prepaid expenses and other assets.............       207,021        330,523        423,070
                                                  ------------   ------------   ------------
          Total current assets..................    68,898,727     71,649,069     99,871,547
PROPERTY AND EQUIPMENT (Note E).................    23,452,106     25,436,653     27,842,384
  Less accumulated depreciation.................      (904,169)    (3,534,097)    (5,044,920)
                                                  ------------   ------------   ------------
                                                    22,547,937     21,902,556     22,797,464
GOODWILL AND OTHER INTANGIBLES, net of
  amortization (Note F).........................    36,563,445     31,898,517     32,155,540
OTHER ASSETS....................................     1,013,256      1,719,118      1,525,693
                                                  ------------   ------------   ------------
                                                  $129,023,365   $127,169,260   $156,350,244
                                                  ============   ============   ============
                            LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..............................  $  9,817,887   $ 10,870,820   $ 11,314,542
  Accrued employee compensation and benefits....     2,634,012      2,960,075      2,088,976
  Accrued interest..............................     1,027,048      1,265,880      1,352,803
  Accrued expenses..............................       372,562        352,942        557,662
  Current maturities of long-term debt..........     2,470,857        263,654      1,789,795
  Revolver payable..............................            --             --     24,800,000
  Income taxes payable..........................       107,001             --             --
                                                  ------------   ------------   ------------
          Total current liabilities.............    16,429,367     15,713,371     41,903,778
LONG-TERM DEBT, net of current maturities (Note
  G)............................................    84,241,478     79,260,024     77,773,780
OTHER LONG-TERM LIABILITIES (Notes K and L).....        89,833        498,686        842,667
COMMITMENTS (Note I)
STOCKHOLDER'S EQUITY:
  Common stock, authorized 50,000 shares of
     $1.00 par value; issued and outstanding 100
     shares.....................................           100            100            100
  Additional paid-in capital....................    30,763,790     30,763,790     30,910,940
  Retained earnings (deficit)...................    (2,501,203)       933,289      4,918,979
                                                  ------------   ------------   ------------
          Total stockholder's equity............    28,262,687     31,697,179     35,830,019
                                                  ------------   ------------   ------------
                                                  $129,023,365   $127,169,260   $156,350,244
                                                  ============   ============   ============

                       See notes to financial statements

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENTS OF OPERATIONS

                                                                       NINE MONTHS ENDED
                                  SEVEN MONTHS      YEAR ENDED           DECEMBER 31,
                                 ENDED MARCH 31,    MARCH 31,     ---------------------------
                                      1996             1997           1996           1997
                                 ---------------   ------------   ------------   ------------
(UNAUDITED)
REVENUES.......................    $79,422,740     $172,600,193   $132,108,322   $144,922,261
COST OF SALES..................     51,865,640      110,465,930     85,230,337     91,496,544
                                   -----------     ------------   ------------   ------------
          Gross profit.........     27,557,100       62,134,263     46,877,985     53,425,717
OPERATING EXPENSES
  Selling, general and
     administrative............     22,599,147       39,787,816     29,280,468     33,787,566
  Depreciation.................        904,169        2,705,687      1,944,063      1,725,168
  Amortization.................      2,652,954        4,747,486      3,548,971      4,335,767
                                   -----------     ------------   ------------   ------------
                                    26,156,270       47,240,989     34,773,502     39,848,501
                                   -----------     ------------   ------------   ------------
INCOME FROM OPERATIONS.........      1,400,830       14,893,274     12,104,483     13,577,216
OTHER EXPENSES (INCOME)
  Interest expense.............      5,641,326       10,085,103      7,779,762      7,473,202
  Interest income..............       (432,744)        (561,494)      (348,641)      (227,008)
  Other income.................       (339,314)        (389,446)      (292,950)      (311,795)
                                   -----------     ------------   ------------   ------------
                                     4,869,268        9,134,163      7,138,171      6,934,399
                                   -----------     ------------   ------------   ------------
INCOME (LOSS) BEFORE INCOME
  TAXES........................     (3,468,438)       5,759,111      4,966,312      6,642,817
INCOME TAX EXPENSE (BENEFIT)
  (Note H).....................       (967,235)       2,324,619      1,986,525      2,657,127
                                   -----------     ------------   ------------   ------------
NET INCOME (LOSS)..............    $(2,501,203)    $  3,434,492   $  2,979,787   $  3,985,690
                                   ===========     ============   ============   ============

                       See notes to financial statements

                          NEBRASKA BOOK COMPANY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                           ADDITIONAL      RETAINED
                                                  COMMON     PAID-IN       EARNINGS
                                                  STOCK      CAPITAL      (DEFICIT)        TOTAL
                                                  ------   -----------   ------------   ------------
BALANCE, August 31, 1995........................  $1,000   $   245,060   $ 61,981,827   $ 62,227,887
  Acquisition by NBC Acquisition Corp...........   (900)    30,504,840    (61,981,827)   (31,477,887)
                                                  ------   -----------   ------------   ------------
ADJUSTED BALANCE, September 1, 1995.............    100     30,749,900             --     30,750,000
  Contributed capital...........................     --         13,890             --         13,890
  Net loss......................................     --             --     (2,501,203)    (2,501,203)
                                                  ------   -----------   ------------   ------------
BALANCE, March 31, 1996.........................    100     30,763,790     (2,501,203)    28,262,687
  Net income....................................     --             --      3,434,492      3,434,492
                                                  ------   -----------   ------------   ------------
BALANCE, March 31, 1997.........................    100     30,763,790        933,289     31,697,179
  Contributed capital (unaudited)...............     --        147,150             --        147,150
  Net income (unaudited)........................     --             --      3,985,690      3,985,690
                                                  ------   -----------   ------------   ------------
BALANCE, December 31, 1997 (unaudited)..........  $ 100    $30,910,940   $  4,918,979   $ 35,830,019
                                                  ======   ===========   ============   ============

                       See notes to financial statements

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                              NINE MONTHS ENDED
                                                          SEVEN MONTHS     YEAR ENDED           DECEMBER 31,
                                                         ENDED MARCH 31,    MARCH 31,    ---------------------------
                                                              1996            1997           1996           1997
                                                         ---------------   -----------   ------------   ------------
                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income (loss)....................................   $  (2,501,203)   $ 3,434,492   $  2,979,787   $  3,985,690
  Adjustment to reconcile net income (loss) to net cash
    flows from operating activities:
    Depreciation.......................................         904,169      2,705,687      1,944,063      1,725,168
    Amortization.......................................       2,652,954      4,747,486      3,548,971      4,335,767
    Original issue discount amortization...............         192,500        282,500        207,500        225,000
    Loss on disposal of assets.........................              --        113,925         87,031        227,946
    Deferred income taxes..............................      (1,049,196)      (278,326)            --             --
    (Increase) decrease in other assets................        (705,034)       153,838        242,545        193,425
    Increase in other liabilities......................          19,585        408,853        245,663        343,981
    (Increase) decrease in current assets:
      Receivables......................................      18,096,622       (798,645)   (24,681,868)   (25,132,501)
      Inventories......................................      (7,356,808)      (789,386)      (608,812)    (8,073,895)
      Income tax recoverable...........................              --       (574,375)            --        355,915
      Prepaid expenses and other assets................         (52,611)      (123,502)      (133,887)       (92,547)
    Increase (decrease) in current liabilities:
      Accounts payable.................................      (5,022,274)     1,052,933        389,075        443,722
      Accrued employee compensation and benefits.......       1,100,599        326,063        273,084       (871,099)
      Accrued interest.................................       1,003,000        238,832        511,551         86,923
      Accrued expenses.................................        (247,529)       (19,620)        (5,234)       204,720
      Income taxes payable.............................      (3,611,970)      (107,001)       343,534             --
                                                          -------------    -----------   ------------   ------------
        Net cash flows from operating activities.......       3,422,804     10,773,754    (14,656,997)   (22,041,785)
CASH FLOWS FROM INVESTING ACTIVITIES:
  Acquisition of Nebraska Book Company, Inc. by NBC
    Acquisition Corp.
    Working capital, net of cash.......................     (46,959,761)            --             --             --
    Property and equipment.............................     (22,645,662)            --             --             --
    Other assets.......................................        (257,043)            --             --             --
    Assumed liabilities................................         134,341             --             --             --
    Excess of costs over fair value of assets
      acquired.........................................     (32,665,499)            --             --             --
    Covenant not to compete............................      (6,000,000)            --             --             --
  Purchases of property and equipment..................        (837,633)    (2,242,816)    (1,359,413)    (2,887,479)
  Proceeds from sale of property and equipment.........          31,189         68,585         51,616         39,457
  Bookstore acquisitions, net of cash..................        (550,901)    (1,252,345)       (22,345)    (4,592,790)
  Issuance of notes receivable.........................         (35,000)            --             --             --
  Proceeds from notes receivable.......................         400,798             --             --             --
                                                          -------------    -----------   ------------   ------------
        Net cash flows from investing activities.......    (109,385,171)    (3,426,576)    (1,330,142)    (7,440,812)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of long-term debt.............      85,905,993             --             --             --
  Capital contribution at date of acquisition..........      30,750,000             --             --             --
  Proceeds from revolver facility......................              --             --     12,900,000     24,800,000
  Capital contribution.................................          13,890             --             --        147,150
  Principal payments on long-term debt.................        (606,573)    (7,471,157)    (1,417,966)      (185,103)
                                                          -------------    -----------   ------------   ------------
        Net cash flows from financing activities.......     116,063,310     (7,471,157)    11,482,034     24,762,047
                                                          -------------    -----------   ------------   ------------
NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS:.........................................      10,100,943       (123,979)    (4,505,105)    (4,720,550)
CASH AND CASH EQUIVALENTS, Beginning of period.........              --     10,100,943     10,100,943      9,976,964
                                                          -------------    -----------   ------------   ------------
CASH AND CASH EQUIVALENTS, End of period...............   $  10,100,943    $ 9,976,964   $  5,595,838   $  5,256,414
                                                          =============    ===========   ============   ============
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest...........................................   $   4,576,845    $ 9,555,267   $  6,848,668   $  6,957,160
                                                          =============    ===========   ============   ============
    Income taxes.......................................   $   3,663,531    $ 3,284,321   $  1,642,991   $  2,301,212
                                                          =============    ===========   ============   ============

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. NATURE OF OPERATIONS

     Nebraska Book Company, Inc. (the Company) is a wholly-owned subsidiary of NBC Acquisition Corp. Effective September 1, 1995, NBC Acquisition Corp. (NBC) acquired all of the outstanding capital stock of the Company in a transaction accounted for as a purchase business combination. NBC did not have substantive operations prior to the acquisition of the Company and its only operation now is its investment in the Company.

     The Company participates in the college bookstore industry by providing used textbooks to college bookstore operators, by operating its own college bookstores and by providing proprietary college bookstore information systems and consulting services. The Company was founded in 1915 as a college bookstore at the University of Nebraska. The Company entered the wholesale business following World War II, when the production of new textbooks slowed and the need for buying and reselling used textbooks became apparent. The Company currently services the college bookstore industry through its wholesale, college bookstore and services operations.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of Nebraska Book Company, Inc. are as follows.

     Revenue Recognition: The Company recognizes revenue from product sales at the time of shipment. The Company has established a program, which under certain conditions, enables its customers to return product. The effect of this program is estimated and the current period accounts are adjusted accordingly. The Company recognizes revenues from the licensing of its software products upon delivery or installation if the Company is contractually obligated to install the software.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand and in the bank as well as short-term investments with maturities of three months or less when purchased.

     Fair Value of Financial Instruments: The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of March 31, 1997 and 1996, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of March 31, 1997 and 1996, based upon prevailing interest rates for the same or similar debt issues.

     The fair value of the interest rate swap agreement (see Note G) is estimated at $183,000 using quotes from brokers and represents the cash proceeds if the existing agreement had been settled at year end.

     Inventories: Inventories are stated at the lower of cost or market. Inventories for wholesale operations are determined on the average weighted cost method. College bookstore and other inventories are determined on the first-in, first-out cost method.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is determined using a combination of the straight-line and accelerated methods. The majority of property and equipment have useful lives of five to six years, with the exception of buildings which are depreciated over 30 years.

     Goodwill and Intangible Assets: Intangible assets were acquired through the acquisition of 100% of the stock of Nebraska Book Company, Inc. effective September 1, 1995, and the acquisition of

                          NEBRASKA BOOK COMPANY, INC.

various bookstores operations. Recoverability of goodwill is evaluated based upon estimates of future undiscounted operating income.

     The acquisition of the stock was accounted for by the purchase method of accounting and includes the excess of cost over fair value of net assets acquired (goodwill), covenant not to compete and other acquisition costs. The goodwill is amortized on a straight-line basis over a period of 15 years. The covenant not to compete is being amortized on a straight-line basis over a period of 3 years.

     During 1996 and 1997, the Company acquired bookstore facilities which were accounted for by the purchase method of accounting and includes the excess cost over fair value of net assets acquired. This goodwill is being amortized on a straight-line basis over a period of 3 years. A covenant not to compete is being amortized on a straight-line basis over a period of three years.

     Debt Issue Costs: The costs related to the issuance of debt are capitalized and amortized to interest expense over the lives of the related debt.

     Income Taxes: The Company provides for deferred income taxes based upon temporary differences between financial statement and income tax bases of assets and liabilities, and tax rates in effect for periods in which such temporary differences are estimated to reverse.

     Stock Based Compensation: The Company accounts for its stock-based compensation under provisions of Accounting Principles Opinion No. 25, Accounting for Stock Issued to Employees (APB 25).

     Reclassifications: Certain items on the prior period's statements have been reclassified to conform to the current presentation.

     Interim Financial Information (Unaudited): In the opinion of management, the unaudited financial statements as of December 31, 1997 contain all adjustments necessary to summarize fairly the financial position of the Company and the results of the Company's operations for the nine months ended December 31, 1997 and 1996. All such adjustments are of a normal recurring nature. Because of the cyclical nature of the Company's operations, earnings of any single reporting period should not be considered indicative of results for a full year.

C. RECEIVABLES

     Receivables are summarized as follows:

                                                                   MARCH 31,
                                                           -------------------------
                                                              1996          1997
                                                           -----------   -----------
Trade receivables, less allowance for doubtful accounts
  of $239,296 and $255,027 at March 31, 1997 and 1996,
  respectively...........................................  $ 7,699,763   $ 8,516,407
Suppliers and vendors....................................    3,633,206     4,050,981
Buying funds.............................................    1,582,884     1,950,510
Notes receivable, current portion........................      805,798        78,118
Computer finance agreements, current portion.............       52,724        89,880
Other....................................................      749,255       636,379
                                                           -----------   -----------
Receivables..............................................  $14,523,630   $15,322,275
                                                           ===========   ===========

     Trade receivables include the effect of estimated product returns. The amount of product returns estimated at March 31, 1996 and 1997 is $2,512,515 and $2,535,732, respectively.

                          NEBRASKA BOOK COMPANY, INC.

D. INVENTORIES

     Inventories are summarized as follows:

                                                                 MARCH 31,
                                                         --------------------------
                                                            1996           1997
                                                         -----------    -----------
Wholesale..............................................  $19,921,995    $21,198,983
College bookstore......................................   22,841,369     22,023,298
Other..................................................      735,642      1,066,111
                                                         -----------    -----------
Inventories............................................  $43,499,006    $44,288,392
                                                         ===========    ===========

     Wholesale inventories include the effect of estimated product returns. The amount of product returns estimated at March 31, 1996 and 1997 is $1,604,001 and $1,588,069, respectively.

E. PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                                 MARCH 31,
                                                         --------------------------
                                                            1996           1997
                                                         -----------    -----------
Land...................................................  $ 2,333,733    $ 2,333,733
Buildings and improvements.............................   12,428,032     12,435,235
Leasehold improvements.................................    2,512,523      2,981,532
Furniture and fixtures.................................    2,029,738      2,440,286
Information systems....................................    3,167,407      3,987,573
Automobiles and trucks.................................      703,516        670,339
Machinery..............................................      245,200        253,764
Projects in process....................................       31,957        334,191
                                                         -----------    -----------
Property and equipment.................................  $23,452,106    $25,436,653
                                                         ===========    ===========

F. GOODWILL AND INTANGIBLE ASSETS

     Goodwill and intangible assets and related amortization are as follows:

                                                                 MARCH 31,
                                                         --------------------------
                                                            1996           1997
                                                         -----------    -----------
Goodwill...............................................  $28,644,026    $28,426,584
Covenants not to compete...............................    6,000,000      6,300,000
Debt issue costs.......................................    4,572,373      4,572,373
                                                         -----------    -----------
                                                          39,216,399     39,298,957
Less: accumulated amortization.........................    2,652,954      7,400,440
                                                         -----------    -----------
                                                         $36,563,445    $31,898,517
                                                         ===========    ===========

G. LONG-TERM DEBT

     The acquisition of the Company was partially funded with debt placed through a Senior Credit Facility with a bank which includes a syndicate of investors. The Facility was comprised of term loans in the amount of $25,000,000 (Tranche A Loan), $37,500,000 (Tranche B Loan) and a Revolving Credit Facility in the amount of $50,000,000.

     The Revolving Credit Facility (Revolver) is for a total of six years. Availability under the Revolver is determined by the calculation of a borrowing base which at any time is equal to a percentage of eligible accounts receivable and inventory. The calculated borrowing base at

                          NEBRASKA BOOK COMPANY, INC.

G. LONG-TERM DEBT (CONTINUED)
March 31, 1997 and 1996 was $25,956,610 and $25,120,580, respectively. The interest rate is based on prime plus 1.75% or if a Eurodollar borrowing, the LIBOR rate plus 2.75%. Additionally, there is a .5% commitment fee for the average daily unused amount. The average borrowings under the Revolver for the year ended March 31, 1997, and the seven months ended March 31, 1996 were $6,708,800 and $2,645,000, respectively, at an average rate of 10%. There were no amounts borrowed under the Revolver at March 31, 1996 and 1997.

     The Senior Credit Facility is collateralized by substantially all of the Company's assets.

     Additional funding of the acquisition included the proceeds of the issuance of $27,000,000 face amount of Subordinated Notes with detachable warrants for NBC stock. Proceeds of the notes have been discounted in the amount of $3,000,000 which is the estimated fair value of the warrants issued. The value of the warrants was contributed by NBC to the Company. The discount will be expensed ratably over ten years and is included in interest expense on the statement of operations.

     Borrowings consist of the following:

                                                                 MARCH 31,
                                                         --------------------------
                                                            1996           1997
                                                         -----------    -----------
Tranche A Loan, due August 31, 2001, quarterly
  principal payments, plus interest at a floating rate
  based on LIBOR plus 2.75% (8.4375% at March 31, 1997
  and 1996)............................................  $24,475,000    $17,275,000
Tranche B Loan, due August 31, 2003, quarterly
  principal payments, with balloon payments in 2001
  through 2003, plus interest at a floating rate, based
  on LIBOR plus 3.25% (8.9375% at March 31, 1997 and
  1996)................................................   37,425,000     37,175,000
Subordinated notes, due August 31, 2005, quarterly
  interest payments at a fixed rate of 12%, net of
  discount of $2,525,000 and $2,807,500 at March 31,
  1997 and 1996, respectively..........................   24,192,500     24,475,000
Mortgage note payable with an insurance company assumed
  with the acquisition of a bookstore facility, due
  December 1, 2013, monthly payments of $6,446
  including interest at 10.75%.........................      610,946        598,678
Other note payable, paid August 1996, non-interest
  bearing..............................................        8,889             --
                                                         -----------    -----------
                                                          86,712,335     79,523,678
Less current portion...................................   (2,470,857)      (263,654)
                                                         -----------    -----------
Long-term debt.........................................  $84,241,478    $79,260,024
                                                         ===========    ===========

     The credit arrangements require the Company to maintain certain financial ratios, and meet certain net worth and capital expenditure requirements for which the Company is in compliance, at March 31, 1996 and 1997.

     The Company entered into an interest rate swap agreement at no cost which effectively exchanges variable interest rates for a fixed interest rate (before add-on) of 5.93% on $35 million of long-term debt without the exchange of underlying principal. The difference to be paid or received varies as short-term interest rates change and is accrued and recognized as an adjustment to

                          NEBRASKA BOOK COMPANY, INC.

G. LONG-TERM DEBT (CONTINUED)
interest expense. The agreement is settled quarterly. The initial term of the agreement is through September 1, 1998.

     At March 31, 1997, the aggregate maturities of long-term debt for the next five years are as follows:

                        FISCAL YEAR
------------------------------------------------------------
1998........................................................  $   263,654
1999........................................................    3,365,196
2000........................................................    5,816,913
2001........................................................    7,418,824
2002........................................................   11,170,950

H. INCOME TAXES

     The provision (benefit) for income taxes consists of:

                                                          SEVEN MONTHS
                                                             ENDED        YEAR ENDED
                                                           MARCH 31,      MARCH 31,
                                                              1996           1997
                                                          ------------    ----------
Currently payable
  Federal...............................................  $    73,248     $2,192,687
  State.................................................        8,713        410,258
Deferred................................................   (1,049,196)      (278,326)
                                                          -----------     ----------
          Total.........................................  $  (967,235)    $2,324,619
                                                          ===========     ==========

     The following represents a reconciliation between the actual income tax expense and income taxes computed by applying the Federal income tax rate to income before income taxes:

                                                          SEVEN MONTHS
                                                             ENDED          YEAR ENDED
                                                           MARCH 31,        MARCH 31,
                                                              1996             1997
                                                          ------------      ----------
Statutory rate..........................................     (34.0)%           34.0%
State income tax effect.................................      (4.0)             4.0
Amortization in excess of purchase price over net assets
  acquired..............................................       0.6              0.4
Change in estimate of income tax liabilities............       7.6               --
Other...................................................       1.9              2.0
                                                             -----             ----
                                                             (27.9)%           40.4%
                                                             =====             ====

     Deferred taxes arise primarily from the temporary differences between financial and income tax reporting of deferred compensation agreements, vacation accruals, inventory, product returns and amortization of intangibles.

                          NEBRASKA BOOK COMPANY, INC.

H. INCOME TAXES (CONTINUED)
     The components of the deferred income tax assets and liabilities consist of the following:

                                                                   MARCH 31,
                                                             ----------------------
                                                               1996         1997
                                                             --------    ----------
Deferred income tax assets (liabilities), current:
  Vacation accruals........................................  $273,522    $  310,455
  Inventory................................................   309,723       452,160
  Allowance for doubtful accounts..........................    96,237        95,718
  Product returns..........................................   (35,182)      379,065
  Other....................................................   (76,173)      (80,858)
                                                             --------    ----------
                                                              568,127     1,156,540
                                                             --------    ----------
Deferred income tax assets, noncurrent:
  Deferred compensation agreements.........................    33,899        48,089
  Stock compensation costs.................................    30,876       151,385
  Book over tax goodwill amortization......................        --        63,865
  Covenant not to compete..................................   352,202     1,013,338
                                                             --------    ----------
                                                              416,977     1,276,677
                                                             --------    ----------
                                                             $985,104    $2,433,217
                                                             ========    ==========

The non-current portion of deferred tax assets are classified in other assets.

I. COMMITMENTS

     The Company leases bookstore facilities and data processing equipment under noncancelable operating leases expiring at various dates through April, 2010. Certain of the leases are based on a percentage of sales, ranging from 3.0% to 9.0%. Aggregate minimum lease payments under these agreements for the years ending March 31, 1997 are as follows:

                            YEAR                                  AMOUNT
                            ----                                -----------
1998........................................................    $ 3,173,295
1999........................................................      2,893,023
2000........................................................      2,490,530
2001........................................................      2,105,537
2002........................................................      1,674,317
Thereafter..................................................      4,176,666
                                                                -----------
Total.......................................................    $16,513,368
                                                                ===========

     Total rent expense for the seven months ended March 31, 1996, and the year ended March 31,1997 was $2,213,294 and $4,117,978, respectively. Percentage rent expense for, the seven months ended March 31, 1996 and the year ended March 31,1997 was $331,553 and $605,774, respectively.

J. RETIREMENT PLAN

     The Company participates in and sponsors a 401(k) compensation deferral plan. The plan covers substantially all employees. The plan provisions include employee contributions based on a percentage of compensation along with a sponsor base contribution in addition to a limited matching feature. The sponsor contributions for the seven months ended March 31, 1996, and the year ended March 31, 1997 were $365,876 and $668,686 respectively.

                          NEBRASKA BOOK COMPANY, INC.

K. STOCK BASED COMPENSATION

     The Company has a stock incentive plan that provides for granting of options to purchase 200,000 shares of common stock of its parent, NBC Acquisition Corp. to designated employees, officers and directors. The options may be in the form of incentive stock options or nonqualified stock options, and are granted at fair market value on the date of grant. The options granted vest with respect to a certain percentage of the options through March 31, 2000, provided that the Company's cumulative earnings before interest, income taxes, depreciation and amortization meet certain targeted amounts as defined in the plan. The options generally expire in ten years from the date of grant. At March 31, 1997, 30,000 shares of common stock were available for grant under the option plan.

     The Company accounts for its stock-based compensation under the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), which utilizes the intrinsic value method. Compensation cost related to stock-based compensation was $81,821, and $296,642 for the seven months ended March 31, 1996 and the year ended March 31, 1997, respectively.

     The weighted average fair value of options granted during the year was $14.09 and $16.85 per option for the seven months ended March 31, 1996 and the year ended March 31, 1997, respectively.

     A summary of the Company's stock-based compensation activity related to stock options for the for the seven months ended March 31, 1996 and the year ended March 31, 1997 is as follows:

                                                SEVEN MONTHS ENDED               YEAR ENDED
                                                  MARCH 31, 1996               MARCH 31, 1997
                                            --------------------------   --------------------------
                                                      WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                            NUMBER     EXERCISE PRICE    NUMBER     EXERCISE PRICE
                                            -------   ----------------   -------   ----------------
Outstanding -- beginning of year..........        0             0        170,000       $ 10.00
Granted...................................  170,000        $10.00              0             0
Expired/terminated........................        0             0              0             0
Exercised.................................        0             0              0             0
                                            -------        ------        -------       -------
Outstanding -- end of year................  170,000        $10.00        170,000       $ 10.00
                                            -------        ------        -------       -------

     There were 17,000 and 0 options exercisable at March 31, 1997 and 1996, respectively.

     The following table summarizes information about stock options outstanding as of March 31, 1997.

                        OPTIONS OUTSTANDING                                OPTIONS EXERCISABLE
-------------------------------------------------------------------   ------------------------------
                                WEIGHTED AVERAGE
   RANGE OF         NUMBER         REMAINING       WEIGHTED AVERAGE     NUMBER      WEIGHTED AVERAGE
EXERCISE PRICES   OUTSTANDING   CONTRACTUAL LIFE    EXERCISE PRICE    EXERCISABLE    EXERCISE PRICE
---------------   -----------   ----------------   ----------------   -----------   ----------------
    $10.00          170,000           9.69              $10.00           17,000          $10.00

                          NEBRASKA BOOK COMPANY, INC.

K. STOCK BASED COMPENSATION (CONTINUED)
     The fair value of options granted on September 1, 1995 were $4.77 per option. The fair value of options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions:

                                                              SEVEN MONTHS
                                                                 ENDED
                                                               MARCH 31,
                                                                  1996
                                                              ------------
Risk-free interest rate.....................................        6.59%
Dividend yield..............................................      --
Expected volatility.........................................      --
Expected life (years).......................................    10 years

     No stock options were granted during the year ended March 31, 1997.

     The pro forma impact on net income (loss) of accounting for stock-based compensation using the fair value method required by SFAS 123, "Accounting for Stock-Based Compensation" is as follows:

                                                          SEVEN MONTHS
                                                             ENDED        YEAR ENDED
                                                           MARCH 31,      MARCH 31,
                                                              1996           1997
                                                          ------------    ----------
Net income (loss):
  As reported...........................................  $(2,501,203)    $3,434,492
  Pro forma.............................................  $(2,500,775)    $3,503,409

L. DEFERRED COMPENSATION

     The Company has a non-qualified deferred compensation plan for selected employees. This plan allows participants to voluntarily elect to defer portions of their current compensation. The amounts can be distributed upon death, resignation or termination, voluntary or involuntary. Interest is accrued at the prime rate adjusted semi-annually on January 1 and July 1 and is compounded as of March 31. The liability for the deferred compensation is included in other long-term liabilities.

M. WARRANTS

     In connection with the issuance of the 12.0% Subordinated Notes, due August 31, 2005, warrants were issued to purchase Class A and Class B common stock of NBC (the "Warrants") (See Note G). Each Warrant, when exercised, entitles the holder thereof to receive the number of shares of common stock as set forth on the Warrant at an exercise price of $10.00 per share. The Warrants are exercisable at any time and automatically expire on August 31, 2005. The Warrants issued entitle the holders to purchase in the aggregate 289,899 shares of Class A common stock, and 91,919 shares of Class B common stock of NBC. During 1997 and 1996, no Warrants were exercised.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Nebraska Book Company, Inc.
Lincoln, Nebraska

     We have audited the accompanying balance sheet of Nebraska Book Company, Inc. as of August 31, 1995, and the related statements of operations, stockholder's equity and cash flows for the five months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the August 31, 1995 financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 1995, and the results of its operations and its cash flows for the five months then ended in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Omaha, Nebraska
May 24, 1996

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Nebraska Book Company, Inc.:

     We have audited the accompanying balance sheet of Nebraska Book Company, Inc. (a Kansas corporation) as of March 31, 1995, and the related statements of operations, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nebraska Book Company, Inc. as of March 31, 1995, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Omaha, Nebraska
May 23, 1995

                          NEBRASKA BOOK COMPANY, INC.

                                 BALANCE SHEETS

                                     ASSETS

                                                               AUGUST 31,     MARCH 31,
                                                                  1995           1995
                                                              ------------   ------------
CURRENT ASSETS:
  Cash and cash equivalents.................................  $  4,740,649   $  2,290,700
  Receivables (Note C)......................................    32,434,984     10,816,203
  Inventories (Note D)......................................    36,142,198     40,471,035
  Prepaid expenses and other assets.........................       162,560        434,069
                                                              ------------   ------------
          Total current assets..............................    73,480,391     54,012,007
PROPERTY AND EQUIPMENT (Note E).............................    32,114,954     32,126,626
  Less accumulated depreciation.............................   (13,507,638)   (12,808,533)
                                                              ------------   ------------
                                                                18,607,316     19,318,093
NOTES RECEIVABLE, interest at 7.5% to 9.0%..................            --      1,662,279
OTHER ASSETS................................................       417,534        187,094
                                                              ------------   ------------
                                                              $ 92,505,241   $ 75,179,473
                                                              ============   ============

                   LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable..........................................  $ 13,924,672   $  9,538,428
  Accrued employee compensation and benefits................     1,299,113      2,257,862
  Accrued expenses..........................................       644,139        353,717
  Revolving credit facility.................................     8,750,000      8,300,000
  Current maturities of long-term debt......................        20,415         19,912
  Income taxes payable......................................     3,718,971        761,345
  Deferred income taxes (Note H)............................     1,243,803             --
                                                              ------------   ------------
          Total current liabilities.........................    29,601,113     21,231,264
LONG-TERM DEBT, net of current maturities (Note G)..........       605,993        619,835
OTHER LONG-TERM LIABILITIES.................................        70,248         59,661
COMMITMENTS (Note I)
STOCKHOLDER'S EQUITY:
  Class A common stock, authorized 50,000 shares of $1 par
     value; issued and outstanding 1,000 shares.............         1,000          1,000
  Additional paid-in capital................................       245,060        245,060
  Retained earnings.........................................    61,981,827     53,022,653
                                                              ------------   ------------
          Total stockholder's equity........................    62,227,887     53,268,713
                                                              ------------   ------------
                                                              $ 92,505,241   $ 75,179,473
                                                              ============   ============

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENTS OF OPERATIONS

                                                              FIVE MONTHS ENDED    YEAR ENDED
                                                                 AUGUST 31,        MARCH 31,
                                                                    1995              1995
                                                              -----------------   ------------
REVENUE.....................................................     $83,328,391      $149,227,172
COST OF SALES...............................................      52,753,735        96,317,431
                                                                 -----------      ------------
          Gross profit......................................      30,574,656        52,909,741
OPERATING EXPENSES
  Selling, general and administrative.......................      14,728,740        35,324,896
  Depreciation..............................................         871,803         1,888,906
                                                                 -----------      ------------
                                                                  15,600,543        37,213,802
                                                                 -----------      ------------
INCOME FROM OPERATIONS......................................      14,974,113        15,695,939
OTHER EXPENSES (INCOME)
  Interest expense..........................................         952,091           766,112
  Interest income...........................................         (51,318)         (224,303)
  Other income..............................................        (468,825)         (416,248)
                                                                 -----------      ------------
                                                                     431,948           125,561
                                                                 -----------      ------------
INCOME BEFORE INCOME TAXES..................................      14,542,165        15,570,378
PROVISION FOR INCOME TAXES (Note H).........................       5,582,991         5,950,018
                                                                 -----------      ------------
NET INCOME..................................................     $ 8,959,174      $  9,620,360
                                                                 ===========      ============

                       See notes to financial statements

                          NEBRASKA BOOK COMPANY, INC.

                       STATEMENTS OF STOCKHOLDER'S EQUITY

                                                        ADDITIONAL
                                               COMMON    PAID-IN      RETAINED
                                               STOCK     CAPITAL      EARNINGS        TOTAL
                                               ------   ----------   -----------   -----------
BALANCE, April 1, 1994.......................  $1,000    $245,060    $53,402,293   $53,648,353
  Net income.................................     --           --      9,620,360     9,620,360
  Dividends paid.............................     --           --    (10,000,000)  (10,000,000)
                                               ------    --------    -----------   -----------
BALANCE March 31, 1995.......................  1,000      245,060     53,022,653    53,268,713
  Net income.................................     --           --      8,959,174     8,959,174
                                               ------    --------    -----------   -----------
BALANCE August 31, 1995......................  $1,000    $245,060    $61,981,827   $62,227,887
                                               ======    ========    ===========   ===========

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                            STATEMENTS OF CASH FLOWS

                                                              FIVE MONTHS ENDED     YEAR ENDED
                                                               AUGUST 31, 1995    MARCH 31, 1995
                                                              -----------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..............................................      $  8,959,174       $ 9,620,360
  Adjustment to reconcile net income to net cash flows
     from operating activities:
     Depreciation.........................................           871,803         1,888,906
     (Gain) loss on disposal of assets....................          (284,680)          (11,712)
     Deferred tax provision...............................         1,451,487            29,031
     Decrease (increase) in non-current portion of other
       assets.............................................         1,143,044            (2,220)
     Increase (decrease) in non-current portion of other
       liabilities........................................            10,587           (81,672)
     (Increase) decrease in current assets:
       Receivables........................................       (21,618,781)        1,467,353
       Inventories........................................         4,328,837        (4,720,671)
       Prepaid expenses and other assets..................           105,614           (87,586)
     Increase (decrease) in current liabilities:
       Accounts payable...................................         4,386,244         1,186,607
       Accrued employee compensation and benefits.........          (958,749)          412,407
       Accrued expenses...................................           290,422           (50,189)
       Income taxes payable...............................         2,957,626           358,756
                                                                ------------       -----------
          Net cash flows from operating activities........         1,642,628        10,009,370
                                                                ------------       -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.....................          (801,014)       (8,259,660)
  Proceeds from sale of property and equipment............           924,668            76,035
  Issuance of notes receivable............................          (252,994)          (77,174)
  Receipts from notes receivable..........................           500,000             5,654
                                                                ------------       -----------
          Net cash flows from investing activities........           370,660        (8,255,145)
                                                                ------------       -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net addition in revolving credit facility...............           450,000         8,300,000
  Principal payments on long-term debt....................           (13,339)       (1,012,309)
  Proceeds from issuance of long-term debt................                --           625,389
  Payment of dividends....................................                --       (10,000,000)
                                                                ------------       -----------
          Net cash flows from financing activities........           436,661        (2,086,920)
                                                                ------------       -----------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS......         2,449,949          (332,695)
CASH AND CASH EQUIVALENTS, Beginning of period............         2,290,700         2,623,395
                                                                ------------       -----------
CASH AND CASH EQUIVALENTS, End of period..................      $  4,740,649       $ 2,290,700
                                                                ============       ===========
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
     Interest.............................................      $    813,560       $   740,884
                                                                ============       ===========
     Income taxes.........................................      $  1,173,878       $ 5,562,230
                                                                ============       ===========

                       See notes to financial statements.

                          NEBRASKA BOOK COMPANY, INC.

                         NOTES TO FINANCIAL STATEMENTS

A. NATURE OF OPERATIONS

     Nebraska Book Company, Inc. (a wholly-owned subsidiary of Lincoln Industries, Inc.)(the Company) participates in the college bookstore industry by providing used textbooks to college bookstore operators, by operating its own college bookstores and by providing proprietary college bookstore information systems and offering consulting services to college bookstores. The Company was founded in 1915 as a retail bookstore at the University of Nebraska. The Company entered the wholesale business following World War II, when the production of new textbooks slowed and the need for buying and reselling used textbooks became apparent. The Company currently services the college bookstore industry through its wholesale, college bookstore and services operations.

     On July 11, 1995, the Company's parent entered into a Stock Purchase Agreement with NBC Acquisition Corp. to sell 100% of the stock of Nebraska Book Company, Inc. effective as of the close of business August 31, 1995.

B. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The significant accounting policies of Nebraska Book Company, Inc. employ accounting policies that are in accordance with generally accepted accounting principles.

     Revenue Recognition: The Company recognizes revenue from product sales at the time of shipment. The Company has established a program, which under certain conditions, enables its customers to return product. The effect of this program is estimated and the current period accounts are adjusted accordingly. The Company recognizes revenues from the licensing of its software products upon delivery or installation if the Company is contractually obligated to install the software.

     Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

     Cash and Cash Equivalents. Cash and cash equivalents consist of cash on hand and in the bank as well as short-term investments with maturities of three months or less when purchased.

     Fair Value of Financial Instruments: The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, and accounts payable approximate fair value as of August 31, 1995, because of the relatively short maturity of these instruments. The carrying value of long-term debt, including the current portion, approximated fair value as of August 31, 1995, based upon prevailing interest rates for the same or similar debt issues.

     Inventories: Inventories are stated at the lower of cost or market. Inventories for wholesale operations are determined on the average weighted cost method. College bookstore and other inventories are determined on the first-in, first-out cost method.

     Property and Equipment: Property and equipment are stated at cost. Depreciation is determined by the straight-line and accelerated method. The majority of property and equipment have useful lives of five to six years, with the exception of buildings which are depreciated over 30 years.

     Income taxes: The Company provides for deferred income taxes based upon temporary differences between financial statement and income tax bases of assets and liabilities, and tax rates in effect for periods in which such temporary differences are estimated to reverse.

                          NEBRASKA BOOK COMPANY, INC.

C. RECEIVABLES

     Receivables are summarized as follows:

                                                          AUGUST 31,     MARCH 31,
                                                             1995          1995
                                                          -----------   -----------
Trade receivables.......................................  $26,474,873   $ 5,879,773
Suppliers and vendors...................................    1,390,005     3,591,610
Buying funds............................................    1,208,705     1,065,515
Notes receivable, current...............................    1,150,798            --
Computer finance........................................       45,895         9,241
Other...................................................    2,164,708       270,064
                                                          -----------   -----------
Receivables.............................................  $32,434,984   $10,816,203
                                                          ===========   ===========

     Trade receivables include the effect of estimated product returns. The amount of product returns estimated at August 31, 1995 and March 31, 1995, is $2,946,310 and $2,424,208, respectively.

D. INVENTORIES

     Inventories are summarized as follows:

                                                          AUGUST 31,     MARCH 31,
                                                             1995          1995
                                                          -----------   -----------
Wholesale...............................................  $11,171,165   $20,571,046
College bookstore.......................................   24,654,775    19,561,834
Other...................................................      316,258       338,155
                                                          -----------   -----------
Inventories.............................................  $36,142,198   $40,471,035
                                                          ===========   ===========

     Wholesale inventories include the effect of estimated product returns. The amount of product returns estimated at August 31, 1995 and March 31, 1995, is $1,944,565 and $1,543,215, respectively.

E. PROPERTY AND EQUIPMENT

     A summary of the cost of property and equipment follows:

                                                          AUGUST 31,     MARCH 31,
                                                             1995          1995
                                                          -----------   -----------
Land....................................................  $ 2,333,733   $ 2,503,529
Buildings and improvements..............................   13,476,334    13,952,530
Leasehold improvements..................................    3,078,297     3,050,616
Furniture and fixtures..................................    3,930,136     3,819,077
Information systems.....................................    7,150,586     6,928,912
Automobiles and trucks..................................      877,926       840,391
Machinery...............................................      568,921       546,218
Projects in process.....................................      699,021       485,353
                                                          -----------   -----------
Property and equipment..................................  $32,114,954   $32,126,626
                                                          ===========   ===========

                          NEBRASKA BOOK COMPANY, INC.

F. TRANSACTIONS WITH RELATED PARTIES

     The Company and affiliated companies or individuals have participated in various related party transactions during the period. Accounts with related parties reflected within the balance sheets in addition to those disclosed in the balance sheets are as follows:

                                                           AUGUST 31,        MARCH 31,
                                                              1995              1995
                                                        -----------------    ----------
Accounts payable......................................       $    --          $202,763

     Transactions with related parties which affect the statements of operations include the following:

                                                        FIVE MONTHS ENDED    YEAR ENDED
                                                           AUGUST 31,        MARCH 31,
                                                              1995              1995
                                                        -----------------    ----------
Selling, general and administrative expenses:
  Payments to parent for management services..........       $    --          $969,178
  Rental expense to real estate partnerships..........            --           225,857
Interest expense on revolving credit facility with
  parent..............................................            --           322,995
Other income:
  Rental income from parent...........................        11,500            33,800

G. LONG-TERM DEBT

     Long-term debt consists of the following:

                                                           AUGUST 31,        MARCH 31,
                                                              1995              1995
                                                        -----------------    ----------
Mortgage note payable to an insurance company assumed
  with the acquisition of a bookstore facility, due
  December 1, 2013, monthly payments of $6,446
  including interest at 10.75%........................      $617,519          $621,969
Other note payable, due August 1996, non-interest
  bearing.............................................         8,889            17,778
                                                            --------          --------
                                                             626,408           639,747
Less current portion..................................        20,415            19,912
                                                            --------          --------
Long-term debt........................................      $605,993          $619,835
                                                            ========          ========

     At August 31, 1995, principal payments for each of the next five years on long-term debt are as follows:

FISCAL YEAR                                                               AMOUNT
-----------                                                               -------
  1996..................................................................  $20,415
  1997..................................................................   21,157
  1998..................................................................   13,654
  1999..................................................................   15,196
  2000..................................................................   16,913

     The Company has a revolving credit facility with a bank which provides up to $45,000,000 of borrowing at prime less 0.5%, adjusted daily. The weighted average borrowings under the revolving credit facility for the five months ended August 31, 1995 and the year ended March 31, 1995 were approximately $25,823,000 and $5,486,000, respectively, at a weighted average interest rate of approximately 8.5% and 6.8%, respectively. The rate at August 31, 1995 was 8.25%. Security

                          NEBRASKA BOOK COMPANY, INC.

G. LONG-TERM DEBT (CONTINUED)
pledged includes accounts receivable and inventory. This facility is through September 1, 1995. In addition, during the year ended March 31, 1995, the Company had a revolving credit facility with its parent which allowed the Company to borrow at rates which approximated the rates on its bank revolving credit facility. The weighted average borrowing under the parent revolving credit facility for the year ended March 31, 1995, was approximately $4,755,000, at a weighted average interest rate of approximately 6.75%.

H. INCOME TAXES

     The provision for income taxes consists of:

                                                          FIVE MONTHS
                                                             ENDED       YEAR ENDED
                                                          AUGUST 31,     MARCH 31,
                                                             1995           1995
                                                          -----------    ----------
Currently payable
  Federal...............................................  $ 3,615,056    $5,188,599
  State.................................................      516,448       793,816
Deferred................................................    1,451,487       (32,397)
                                                          -----------    ----------
          Total.........................................  $ 5,582,991    $5,950,018
                                                          ===========    ==========

     The following represents a reconciliation between the actual income tax expense and income taxes computed by applying the Federal income tax rate to income before income taxes:

                                                             FIVE MONTHS
                                                                ENDED       YEAR ENDED
                                                             AUGUST 31,     MARCH 31,
                                                                1995           1995
                                                             -----------    ----------
Statutory rate.............................................     34.0%          34.0%
State income tax effect....................................      4.0            3.4
Other......................................................      0.4            0.8
                                                                ----           ----
                                                                38.4%          38.2%
                                                                ====           ====

     The components of deferred income tax assets and liabilities consist of the following:

                                                            AUGUST 31,     MARCH 31
                                                               1995          1995
                                                            -----------    --------
Deferred income tax assets (liabilities), current:
  Vacation accruals.......................................  $   220,000    $259,120
  Inventory...............................................   (1,400,000)         --
  Installment sale........................................      (63,803)    (93,226)
                                                            -----------    --------
                                                             (1,243,803)    165,894
                                                            -----------    --------
Deferred income tax assets (liabilities), non-current:
  Deferred compensation agreements........................       28,099      69,889
                                                            -----------    --------
                                                            $(1,215,704)   $235,783
                                                            ===========    ========

     The non-current portion of deferred tax assets are classified in other assets.

                          NEBRASKA BOOK COMPANY, INC.

I. COMMITMENTS

     The Company leases certain of its facilities and equipment under noncancelable operating leases expiring at various dates through April 30, 2010. Operating lease rental expense for the five months ended August 31, 1995 and the year ended March 31, 1995 was $1,496,941 and $3,522,038, respectively. Certain of the leases are based on a percentage of sales, ranging from 3.0% to 9.0%. Percentage rent expense for the five months ended August 31, 1995 and the year ended March 31, 1995 was $230,159 and $379,222, respectively. At August 31, 1995 total future minimum rental commitments under the operating leases are as follows:

Seven Months ended March 31, 1996...........................  $ 1,488,974
Year ended March 31, 1997...................................    2,312,860
1998........................................................    1,780,634
1999........................................................    1,521,761
2000........................................................    1,102,900
2001 and thereafter.........................................    3,862,525
                                                              -----------
          Total minimum payments required...................  $12,069,654
                                                              ===========

J. RETIREMENT PLAN

     The Company participates in and sponsors a 401(k) compensation deferral plan. The plan covers substantially all employees. The plan provisions include employee contributions based on a percentage of compensation along with a sponsor base contribution in addition to a limited matching feature. The sponsor contributions for the five months ended August 31, 1995 and the year ended March 31, 1995 were $279,395 and $611,682, respectively.

K. DEFERRED COMPENSATION

     The Company has a non-qualified deferred compensation plan for selected employees. This plan allows participants to voluntarily elect to defer portions of their current compensation. The amounts can be distributed upon death, resignation or termination, voluntary or involuntary. Interest is accrued at the prime rate adjusted semi-annually on January 1, and July 1 and is compounded as of March 31. The liability for the deferred compensation is included in other long-term liabilities.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

------------------------------------------------------------

TABLE OF CONTENTS

Summary....................................     1
Risk Factors...............................    13
The Exchange Offer.........................    18
Use of Proceeds............................    30
Capitalization.............................    31
Unaudited Pro Forma Financial Data.........    32
Selected Historical Financial Data.........    38
Management's Discussion and Analysis of
  Financial Condition and Results
  of Operations............................    40
Business...................................    47
Management.................................    59
Principal Stockholders.....................    62
Certain Transactions.......................    62
Description of Capital Stock...............    62
Description of Senior Indebtedness.........    63
Description of Notes.......................    66
Certain Federal Income Tax
  Considerations...........................    93
Book-Entry; Delivery and Form..............    97
Plan of Distribution.......................    99
Legal Matters..............................    99
Experts....................................    99
Available Information......................   100
Index to Financial Statements..............   F-1

PROSPECTUS

NEBRASKA BOOK COMPANY, INC.

OFFER TO EXCHANGE ITS 8 3/4% SENIOR
SUBORDINATED NOTES DUE 2008 WHICH HAVE
BEEN REGISTERED UNDER THE SECURITIES ACT
FOR ANY AND ALL OUTSTANDING 8 3/4% SENIOR
SUBORDINATED NOTES DUE 2008

                          [NEBRASKA BOOK COMPANY LOGO]
            , 1998

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 17-6305 of the Kansas General Corporation Law provides that a Kansas corporation shall have power to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit (including an action by or in the right of the corporation to procure a judgment in its favor) or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit by or in the right of the corporation, including attorney fees, and against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

     Article IV-5 of the Company's by-laws provide that the Company shall indemnify any person who was, or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including attorney fees, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation; and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person's conduct was unlawful.

     The Company's by-laws also provide that the Company shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, including attorney fees, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of such person's duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     Subsection 6002(b)(8) of the General Corporation Code of the State of Kansas (the "K.S.A.") provides that the articles of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders, policyholders or members for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (A) for any breach of the director's duty of loyalty to the corporation or its stockholders, policyholders of members (B) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (C) under the provisions of K.S.A. 17-6424 and amendments thereto, or (D) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director or any act or omission occurring prior to the date when such provision becomes effective. All references in this subsection to a director shall also be deemed to refer to a member of the governing body of a corporation which is not authorized to issue capital stock.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The Company maintains directors' and officers' liability insurance for its officers and directors.

ITEM 21. EXHIBITS

EXHIBIT                                                                 PAGE
NUMBER                             EXHIBIT                             NUMBER
-------                            -------                             ------
3.1      Articles of Incorporation, as amended, of the Company.
3.2      By-laws of the Company.
4.1      Indenture dated as of February 13, 1998 by and between the
         Company and United States Trust Company of New York, as
         Trustee.
4.2      Exchange and Registration Rights Agreement dated as of
         February 13, 1998 by and between the Company and Chase
         Securities Inc.
4.3      Form of Initial Note (included in Exhibit 4.1 as Exhibit A).
4.4      Form of Exchange Note (included in Exhibit 4.1 as Exhibit
         B).
5.1      Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding the legality of the Notes being registered.*
5.2      Opinion of Triplett, Woolf & Garretson, LLC regarding the
         legality of the Notes being registered.*
8        Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding certain federal income tax matters.
10.1     Credit Agreement dated as of February 13, 1998 by and among the Company, NBC Acquisition Corp., The Chase Manhattan Bank
         and certain other financial institutions.
10.2     Guarantee and Collateral Agreement dated as of February 13,
         1998 made by NBC Acquisition Corp. and the Company in favor of The Chase Manhattan Bank, as administrative agent.
10.3     Purchase Agreement dated February 10, 1998 between the
         Company and Chase Securities Inc.
10.4     Form of Memorandum of Understanding dated as of February 13,
         1998 between NBC Acquisition Corp. and each of Mark W.
         Oppegard, Bruce E. Nevius, Larry R. Rempe, Kenneth F.
         Jirovsky, William H. Allen, Thomas A. Hoff and Ardean A.
         Arndt.
10.5     NBC Acquisition Corp. 1995 Stock Incentive Plan adopted
         August 31, 1995.
10.6     Form of Deferred Compensation Agreement by and between the
         Company and each of Mark W. Oppegard, Bruce E. Nevius, Larry
         R. Rempe and Thomas A. Hoff.
10.7     NBC Acquisition Corp. 401(k) Savings Plan.

EXHIBIT                                                                 PAGE
NUMBER                             EXHIBIT                             NUMBER
-------                            -------                             ------
10.8.1   Agreement for Purchase and Sale of Stock made January 9,
         1998 between and among the Company and Martin D. Levine, The
         Lauren E. Levine Grantor Trust and The Jonathon L. Levine
         Grantor Trust (the "Collegiate Stores Corporation
         Agreement").
10.8.2   First Amendment dated January 23, 1998 to the Collegiate
         Stores Corporation Agreement.
10.9     Commercial Lease Agreement made and entered into March 8,
         1989, by and between Robert J. Chaney, Mary Charlotte Chaney and Robert J. Chaney, as Trustee under the Last Will and
         Testament of James A. Chaney, and the Company.
10.10    Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and the
         Company.
10.11    Lease Agreement entered into as of September 1, 1986, by and between John B. DeVine, successor trustee of The Fred C.
         Ulrich Trust, as amended, and the Company.
10.12    Lease Agreement entered into as of September 1, 1986 by and between Odell Associates Limited Partnership and the
         Company.
10.13    Lease Agreement made and entered into October 12, 1988 by
         and between Hogarth Management and the Company.
10.14    Industrial Real Estate Lease dated June 22, 1987 by and
         between Cyprus Land Company and the Company.
12       Statements regarding computation of ratios.
23.1     Consent of Deloitte and Touche LLP.
23.2     Consent of Arthur Andersen LLP.
23.3     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding Exhibit 5.1 (included in Exhibit 5.1).*
23.4     Consent of Triplett, Woolf & Garretson, LLC regarding
         Exhibit 5.2 (included in Exhibit 5.2).*
23.5     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
         regarding Exhibit 8 (included in Exhibit 8).
24       Powers of attorney (included on signature pages).
25       Statement of Eligibility of Trustee.
27.1     Financial Data Schedule for the Nine Months Ended December
         31, 1997.
27.2     Financial Data Schedule for the Year Ended March 31, 1997.

---------------
*To be filed by amendment.

ITEM 22. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the provisions described under Item 20, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer nor controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lincoln, Nebraska, on March 18, 1998.

                                            NEBRASKA BOOK COMPANY, INC.

                                            By:    /s/ MARK W. OPPEGARD

                                              ----------------------------------
                                                   Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Mark W. Oppegard and Bruce E. Nevius, or any one of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and resubstitution for him and in his name, place and stead in any and all capacities to execute in the name of each such person who is then an officer or director of the Registrant any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises as fully as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof. Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                      SIGNATURE                                          TITLE                       DATE
                      ---------                                          -----                       ----

                 /s/ ROBERT B. HAAS                        Chairman of the Board               March 18, 1998
-----------------------------------------------------
                   Robert B. Haas

                /s/ MARK W. OPPEGARD                       Chief Executive Officer (Principal  March 18, 1998
-----------------------------------------------------        Executive Officer)
                  Mark W. Oppegard

                 /s/ BRUCE E. NEVIUS                       Chief Financial Officer and         March 18, 1998
-----------------------------------------------------        Treasurer (Principal Financial
                   Bruce E. Nevius                           and Accounting Officer)

                /s/ DOUGLAS D. WHEAT                       Director                            March 18, 1998
-----------------------------------------------------
                  Douglas D. Wheat

                                 EXHIBIT INDEX

EXHIBIT                                                                  PAGE
NUMBER                              EXHIBIT                             NUMBER
-------                             -------                             ------
  3.1     Articles of Incorporation, as amended, of the Company.
  3.2     By-laws of the Company.
  4.1     Indenture dated as of February 13, 1998 by and between the
          Company and United States Trust Company of New York, as
          Trustee.
  4.2     Exchange and Registration Rights Agreement dated as of
          February 13, 1998 by and between the Company and Chase
          Securities Inc.
  4.3     Form of Initial Note (included in Exhibit 4.1 as Exhibit A).
  4.4     Form of Exchange Note (included in Exhibit 4.1 as Exhibit
          B).
  5.1     Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
          regarding the legality of the Notes being registered.*
  5.2     Opinion of Triplett, Woolf & Garretson, LLC regarding the
          legality of the Notes being registered.*
  8       Opinion of Paul, Weiss, Rifkind, Wharton & Garrison
          regarding certain federal income tax matters.
 10.1     Credit Agreement dated as of February 13, 1998 by and among the Company, NBC Acquisition Corp., The Chase Manhattan Bank
          and certain other financial institutions.
 10.2     Guarantee and Collateral Agreement dated as of February 13,
          1998 made by NBC Acquisition Corp. and the Company in favor of The Chase Manhattan Bank, as administrative agent.
 10.3     Purchase Agreement dated February 10, 1998 between the
          Company and Chase Securities Inc.
 10.4     Form of Memorandum of Understanding dated as of February 13,
          1998 between NBC Acquisition Corp. and each of Mark W.
          Oppegard, Bruce E. Nevius, Larry R. Rempe, Kenneth F.
          Jirovsky, William H. Allen, Thomas A. Hoff and Ardean A.
          Arndt.
 10.5     NBC Acquisition Corp. 1995 Stock Incentive Plan adopted
          August 31, 1995.
 10.6     Form of Deferred Compensation Agreement by and between the
          Company and each of Mark W. Oppegard, Bruce E. Nevius, Larry
          R. Rempe and Thomas A. Hoff.
 10.7     NBC Acquisition Corp. 401(k) Savings Plan.
 10.8.1   Agreement for Purchase and Sale of Stock made January 9,
          1998 between and among the Company and Martin D. Levine, The
          Lauren E. Levine Grantor Trust and The Jonathon L. Levine
          Grantor Trust (the "Collegiate Stores Corporation
          Agreement").
 10.8.2   First Amendment dated January 23, 1998 to the Collegiate
          Stores Corporation Agreement.
 10.9     Commercial Lease Agreement made and entered into March 8,
          1989, by and between Robert J. Chaney, Mary Charlotte Chaney and Robert J. Chaney, as Trustee under the Last Will and
          Testament of James A. Chaney, and the Company.
 10.10    Lease Agreement entered into as of September 1, 1986, by and between Odell Associates Limited Partnership and the
          Company.

EXHIBIT                                                                  PAGE
NUMBER                              EXHIBIT                             NUMBER
-------                             -------                             ------
 10.11    Lease Agreement entered into as of September 1, 1986, by and between John B. DeVine, successor trustee of The Fred C.
          Ulrich Trust, as amended, and the Company.
 10.12    Lease Agreement entered into as of September 1, 1986 by and between Odell Associates Limited Partnership and the
          Company.
 10.13    Lease Agreement made and entered into October 12, 1988 by
          and between Hogarth Management and the Company.
 10.14    Industrial Real Estate Lease dated June 22, 1987 by and
          between Cyprus Land Company and the Company.
 12       Statements regarding computation of ratios.
 23.1     Consent of Deloitte and Touche LLP.
 23.2     Consent of Arthur Andersen LLP.
 23.3     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          regarding Exhibit 5.1 (included in Exhibit 5.1).*
 23.4     Consent of Triplett, Woolf & Garretson, LLC regarding
          Exhibit 5.2 (included in Exhibit 5.2).*
 23.5     Consent of Paul, Weiss, Rifkind, Wharton & Garrison
          regarding Exhibit 8 (included in Exhibit 8).
 24       Powers of attorney (included on signature pages).
 25       Statement of Eligibility of Trustee.
 27.1     Financial Data Schedule for the Nine Months Ended December
          31, 1997.
 27.2     Financial Data Schedule for the Year Ended March 31, 1997.

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* To be filed by amendment.